

Building an Enduring Enterprise

# HARSCO



2008 Annual Report

FOR MORE THAN A CENTURY, our brand has stood for industrial services delivered with unrivaled competence, reliability and integrity. Now, we're taking Harsco to the next level. As we expand our solutions and extend our global base, we'll do so as one company, under one name.

**Contents**



**Forward-Looking Statements**

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to changes and uncertainties that could cause future results to differ materially. Please refer to the section herein entitled "Forward-Looking Statements" for further information.

The new Harsco identity projects the scale, depth and focus of a world leader. It captures the spirit of a dynamic company on the rise—one whose vital solutions power economic growth in markets around the world. And it unifies our people, inspiring us to work together—and with our customers—to engineer greater value in everything we do.

## Fellow Shareholders:

It's one thing to achieve record results when times are good. It's another to still perform well under adverse conditions. Historians will view the current financial and economic crisis as arguably the most challenging and turbulent period of our generation. During the unprecedented turmoil of 2008 we contended with declining global steel production, an extremely volatile U.S. dollar, dramatic fluctuations in fuel costs, freezing of credit markets and delayed and cancelled customer orders. By the fourth quarter, the world deepened into a recessionary decline that continues to test the fortitude of companies and investors alike. We responded by drawing on our strengths—our diverse industrial services capabilities, our strong balance sheet, our expanding global footprint and our operating discipline. We proactively implemented countermeasures that will significantly lower our cost structure and deliver immediate benefit in 2009. I am proud to report that, excluding a relatively modest restructuring charge in the fourth quarter, we achieved another full year of record performance.

We also invested in our future by embracing Harsco's core ideology throughout the organization. I believe the best way to scale our Company's culture across the globe is to adopt a singular purpose supported by uniform values. This shared commitment will help us build an enduring enterprise that will create sustainable shareholder value for years to come.

### Essential Services

Harsco is a different kind of industrial services company. We support customers that are doing the important work that underpins economic growth and development around the world. As one analyst recently remarked, Harsco's services are "critical to the global way of life." Our human capital and worldwide equipment help leading infrastructure construction companies build the new power plants, airports, highways and municipal and industrial facilities that create jobs, expand commerce and improve quality of life. We work onsite to support metals and steel producers as they forge the raw materials used in everything from skyscrapers, stadiums and bridges to ships, cars and railways. The co-products we recover from metals production and coal combustion contribute to environmentally friendly manufacturing processes and provide building blocks for specialized industrial products. And the railway expansion and maintenance projects we support fuel economic growth by enabling the efficient movement of goods and people.

This work continues all the time, in developed and emerging global markets. And because we can deploy and scale our mobile assets wherever they're needed, we can engineer sustainable growth during most economic cycles.

### Execution Focus

Our fifth consecutive year of record revenues has better positioned Harsco for even greater success when economic conditions improve.

- Revenues grew 8 percent to approximately $4 billion.
- Income from continuing operations, before a fourth quarter restructuring charge, increased more than 5.3 percent.
- Cash flow from operations reached a record $574 million, an increase of 22 percent.
- We invested $248 million in growth capital and repurchased nearly 4.5 million shares of the Company's common stock.
- We retained our investment-grade A rating.

This performance confirms the value of our diverse portfolio of global businesses. We generated continued growth in our Harsco Infrastructure group by repositioning



Salvatore D. Fazzolari *Chairman and Chief Executive Officer*

our highly engineered rental assets and building a strong growth presence in the Middle East Gulf Cooperation Council (GCC) states and other key emerging markets. Revenues from Harsco Metals were essentially flat as economic factors forced customers to slow metals production and accelerate scheduled maintenance shutdowns. We held the line by renegotiating or exiting unfavorable long-term contracts. Our Harsco Minerals businesses confronted the difficult climate with refocused energy and direction for their reclamation and recycling services. Our Harsco Rail business continued to grow as we started deliveries on our record China contract and expanded our presence in Brazil. And Harsco Industrial's market-leading portfolio enabled this business to operate at high capacity.

With the proactive fourth quarter 2008 countermeasures that we implemented, coupled with our strong balance sheet, Harsco enters 2009 on a solid foundation. We are prepared to confront the deepening global economic uncertainty that we expect throughout the year. No one can predict how severe these challenges will be or when the recovery will begin. As a global business, we also expect the soaring U.S. dollar to create particularly strong adverse headwinds throughout the year—as it did in the fourth quarter of 2008. Nevertheless, we have a solid track record of managing through turbulent times. And looking forward, many Harsco businesses stand to benefit either directly or indirectly from the global economic stimulus packages that will fund new infrastructure projects. Harsco Infrastructure and Harsco Minerals & Rail should benefit directly. Harsco Metals is also likely to see increased activity throughout its global mill services footprint, because steel and other metals are essential materials in these types of projects.

## Commitment to Value

Harsco wins by understanding how customers define value and by building robust service and product portfolios that align our expertise, resources and global network to provide Insight onsite.™ We are equally committed to creating wealth and value for shareholders, and one way we do so is through our unwavering commitment to Economic Value Added (EVA®). This enterprise-wide metric provides a consistent and transparent way to translate strategy into investment decisions and compensate all key managers in the Company based on performance. We have also sharpened our focus by welcoming three new directors to our Board who bring tremendous global business experience as well as strong perspectives on EVA and continuous improvement. EVA discipline also drove our restructuring initiatives in the fourth quarter of 2008. As the economic climate deteriorated, we took necessary countermeasures that included rationalizing facilities, renegotiating contracts, amending benefit plans and trimming our global workforce. These initiatives should save more than $50 million per year, with a majority of these cost savings being realized beginning in 2009.

Going forward, EVA will reflect the results from the LeanSigma® continuous improvement projects that are now beginning to flourish across the Company. We completed 40 Kaizen events in 2008 that span

# Financial Highlights

| Dollars in thousands, except per share amounts | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| **Operating Information** | | | | | |
| Total revenues from continuing operations | $3,967,822 | $3,688,160 | $3,025,613 | $2,396,009 | $2,162,973 |
| Operating income from continuing operations | 411,988 | 457,805 | 344,309 | 251,036 | 195,456 |
| Income from continuing operations | 245,623 | 255,115 | 186,402 | 144,488 | 104,040 |
| **Ratios** | | | | | |
| Current ratio | 1.4:1 | 1.5:1 | 1.4:1 | 1.5:1 | 1.6:1 |
| Return on average capital | 10.9% | 12.2% | 10.8% | 10.7% | 9.2% |
| Return on average equity | 15.2% | 19.2% | 17.2% | 15.3% | 12.7% |
| Return on average assets | 10.4% | 13.0% | 12.1% | 11.2% | 9.9% |
| Debt to total capitalization | 41.7% | 40.8% | 48.1% | 50.4% | 40.6% |
| **Per Share** | | | | | |
| Diluted earnings from continuing operations | $ 2.92 | $ 3.01 | $ 2.21 | $ 1.72 | $ 1.25 |
| Book value | 17.63 | 18.54 | 13.64 | 11.89 | 11.03 |
| Cash dividends declared | 0.78 | 0.7275 | 0.665 | 0.6125 | 0.5625 |
| **Other Information** | | | | | |
| Diluted average shares outstanding (in thousands) | 84,029 | 84,724 | 84,430 | 84,161 | 83,196 |
| Number of employees | 21,500 | 21,500 | 21,500 | 21,000 | 18,500 |

All amounts from Continuing Operations



Revenues
Dollars in millions
2,163
2,396
3,026
3,688
3,968
04 05 06 07 08
International United States
Operating Income
Dollars in millions
195
251
344
458
412
04 05 06 07 08
International United States
Diluted Earnings per Share
In dollars
1.25
1.72
2.21
3.01
2.92
04 05 06 07 08
Cash Dividends Declared per Share
In dollars
.56
.61
.67
.73
.78
04 05 06 07 08

## Harsco's Core Values

| | | |
|---|---|---|
| **Uncompromising Integrity and Ethical Business Practices** |  | Code of Conduct, Safety Policies and Practices, Internal Control and Management Framework, and General Policies and Procedures |
| **People – The "A Team"** |  | Human Capital Framework: Global Talent Management System for Recruiting, Developing, Retaining and Assessing Human Capital |
| **Continuous Improvement** |  | LeanSigma® Business Transformation Discipline |
| **Value Creation Discipline** |  | Economic Value Added (EVA®) |

manufacturing, service and office operations, and we expect this number to increase to over 200 in 2009 and reach approximately 400 by 2010. I am convinced that LeanSigma, coupled with our rigorous and disciplined implementation, will be transformational for Harsco.

### A Strong and Flexible Balance Sheet

Backed by the discipline of EVA, our well-balanced, diversified portfolio once again generated the strong cash flows we use to finance our business and expand our geographic footprint. In 2008 our discretionary cash flow—that is, cash from operations less maintenance capital expenditures—increased to a record $365 million. That gave us the resources to invest 54 percent of this year's record capital expenditures, or approximately $248 million, in critical growth initiatives such as our robust emerging markets strategy. Investments in 2008 should help us reach our goal of generating 30 percent of our revenues from these fast-growing markets by 2010–2011. Our target is 40 percent by 2018. Our Infrastructure footprint includes such strategically important emerging markets as the GCC states and the Asia/Pacific region. Our Metals business is also pursuing market expansion with new opportunities there as well. And we are responding to inquiries from around the world about our innovative railway track maintenance and co-product recycling technologies. Abundant cash flows also provide a critical advantage during turbulent times. With three years of significant growth investment behind us, we can scale back additional growth investments in 2009 until conditions improve, and instead redeploy the cash to reduce debt, pursue selective acquisitions and repurchase our stock.

Harsco enters 2009 with the capital structure and financial strength that many companies would envy, especially in today's environment. We executed a 10-year bond issue of $450 million in May 2008 at a very favorable interest rate, leaving us with much less exposure to floating debt while extending our average debt maturities. We also renewed $220 million and $30 million credit facilities that bring our total short-term borrowing capacity to $700 million. At December 31, 2008 we have a strong liquidity position and a very manageable debt-to-capital ratio of 41.7 percent.

### Building an Enduring Enterprise

Beginning in 2009, Harsco moves forward as one company, with a single unified Harsco brand identity. That means every Harsco business will benefit from the integrated financial resources, best practices and market position of a strong global organization. Our focus on our core ideology will create meaningful opportunities for our employees as we continue to assess our global talent base and support the professional growth and development of our human capital. I appreciate and respect the hard work of our people as we continue to build our global leadership team and strengthen our intellectual infrastructure. I am also grateful for the genuine commitment that our team has demonstrated by embracing and embedding the LeanSigma core value in our culture. LeanSigma will transform our business and make us a smarter and more productive organization. Harsco's core purpose is to build



**Left to right:**

Mark E. Kimmel
*Senior Vice President,*
*Chief Administrative Officer,*
*General Counsel and Corporate Secretary*

Geoffrey D. H. Butler
*Harsco President and Group CEO,*
*Harsco Infrastructure and Harsco Metals*

Stephen J. Schnoor
*Senior Vice President and*
*Chief Financial Officer*

Richard C. Neuffer
*Harsco Senior Vice President and Group CEO,*
*Harsco Minerals & Rail*

Scott H. Gerson
*Vice President and*
*Chief Information Officer*

teams that win with integrity anywhere in the world. We will continue to embrace the values and ethical business practices that earn the trust and respect of customers—and of one another.

Misperceptions often take root during troubled times, even for globally balanced and diversified companies. Winston Churchill once said that "Facts are better than dreams." I am proud to remind our shareholders of our unique business profile and the powerful attributes we possess. Harsco is:

- A global leader of industrial services and products, with a balanced and globally scalable portfolio of business platforms;
- A company with a clear path to growth through targeted organic growth opportunities, joint ventures and prudent acquisitions;
- A culture of professionals who share a strong core purpose and core values that empower us to win through integrity, teamwork and discipline;
- A strong and financially sound company.

These qualities give us the strength, resolve and character to face the continued financial and economic turmoil we expect in 2009. I am confident that Harsco has the people, the strategy, the fortitude, the discipline and the market opportunities to weather the storm. We have the unwavering faith that we will emerge from this financial and economic crisis an even stronger company. We appreciate your support as we build an enduring enterprise.

Salvatore D. Fazzolari
Chairman and Chief Executive Officer

March 10, 2009

1 Build and operate scalable platforms that give customers the vital support they need—everywhere they do business. 2 Make the most of our global assets by managing them with agility and by making efficiency and continuous improvement a way of life. 3 Use disciplined financial metrics to ensure that every operational and investment decision we make strengthens our competitive position. 4 Unleash the passion, creativity and integrity of our people to expand our opportunities.



# INFRASTRUCTURE

Harsco Infrastructure grows with its global customers by turning broad market insight into focused solutions. Customers value our dependable, consistent quality and award-winning safety performance. They look to us for expert engineering support; fast, flexible delivery of equipment and highly skilled installation; and in-depth understanding of local requirements. Together, these strengths give large construction contractors and industrial plant operators the onsite expertise and local equipment resources they need to operate more efficiently and safely, and with optimal cost of ownership.

Our global market presence served us well during a year when tightening economic and credit conditions forced some customers to temporarily delay or scale back new projects. Despite the economic downturn, revenues from Europe, North America and the Middle East remained solid for most of the year. We supported a large number of energy, transportation, commercial and public sector projects in such areas as bridges, hospitals and high-rise office construction. We also began the expansion of our highly portable rental equipment assets into new markets such as Panama, Romania and India.

Going forward, we expect new government stimulus programs to begin funding a variety of infrastructure projects to revitalize global economic growth. We are well-positioned in our markets to support these initiatives. We see good opportunities for continued growth later in 2009 as economic stability returns. We are also expanding our infrastructure services business to create more value as an onsite partner to major industrial plants for their recurring routine maintenance and plant upgrade programs.

Across Harsco, our investment in LeanSigma continuous improvement is poised to begin delivering sustainable improvements in operating performance. During 2008, our first year of pilot project implementation, our Harsco Infrastructure group helped confirm our optimism by identifying new process improvements that will streamline local branch logistics. We will drive improvements like these to other branches throughout our global network and anticipate similar successes across the organization as we ramp up to full Company-wide implementation.


Denotes a location where Harsco Infrastructure has equipment and service operations

## Pernis, The Netherlands

*Harsco Infrastructure is responding to the growing market demand for onsite support of industrial plant maintenance, a traditionally noncyclical sector where we can combine scaffolding with additional onsite services. At the giant Shell Netherlands petrochemical plant, our 24/7 team is serving one of Europe's largest industrial facilities as a full-time, onsite partner to their facility-wide maintenance requirements. With our Cleton acquisition in 2006, we expanded our support to include the installation of thermal insulation and other maintenance services. We see great potential to grow our plant maintenance support services as a complementary market extension of our core expertise and global branch network.*


METALS

Harsco Metals creates value for the world's leading metals producers by helping optimize their total cost of operation. Working onsite and under long-term recurring contracts, we bring industry-leading technology and global experience to every stage of mill operations—from handling incoming raw materials to packaging outgoing products. Our custom-engineered service solutions deliver cost and productivity advantages, enhance safety and quality, and respond to the growing environmental demands being placed on modern metal-making operations. Customers also value our worldwide engineering and process expertise; our careful approach to managing our cost base; and the integrity that underlies our culture. Moreover, our strong balance sheet and access to public debt markets allow us to grow with our customers.

We drew on these competitive strengths to see our way through a difficult year, as worldwide demand for steel declined dramatically in the final quarter of 2008. Our broad global footprint enables us to generate recurring revenues in virtually all major market regions where steel and other metals are produced. As global stimulus programs are implemented, we look for a gradual return to more traditional levels of activity, recognizing that some 50 percent of the world's steel production is used for construction. To pave the way for future growth, we're opening more channels for our environmental solutions while placing more of our higher technology service offerings into more locations. We are also looking to increase our service presence in other metal sectors and related cross-over markets like mining and quarrying. At the same time, however, we are resolved to sharpen the performance of our day-to-day operations with tighter controls on costs and new LeanSigma efficiencies. We expect these initiatives and others to help us deliver more traditional levels of earnings contribution. In the coming periods, we also expect our worldwide customers will return to upgrading facilities and increasing production capacity—two good barometers of a healthier market outlook.

We will continue to diversify our customer base and broaden our geographic balance by expanding our presence in the world's developing economies. China, India and the Gulf Cooperation Council states are all substantial metal-producing regions where we have been largely underrepresented. We look to align ourselves with each region's strongest and most secure industry partners to create a durable foundation for growth.

## Rotherham, United Kingdom

*Harsco Metals is strategically focused on increasing the value of by-products recovered on customer sites. As one example, we take residual slag from steel production, process it and use it as a base material to manufacture "Steelphalt," an asphalt-line product used by the road construction industry. Harsco has made a $10 million capital investment to expand and update the plant that produces this product. This energy-efficient facility uses up-to-date "clean plant" technology to produce 300,000 tons of road material per year. It also operates as a global center of excellence where we explore new products and applications produced from processed slag.*



Denotes a location where Harsco Metals services are being used



# MINERALS & RAIL

Harsco Minerals & Rail continues to perform as our highest EVA growth platform. In each division, our outsourced services and engineered products create value by helping customers grow and improve their businesses.

Global railway systems rely on Harsco's highly engineered rail grinders, track renewal and new track construction trains, and ballast machines to increase train speed and tonnage, boost revenues and improve total cost of ownership. As we begin deliveries into China of our largest-ever railway equipment order, we're encouraged by the heightened public and private investment plans around the world to expand and modernize railway infrastructures. We believe the best way to work with our customers in an adverse economic climate is to focus on value. As we save our customers money and create real economic value for them, they will continue to rely on us when conditions improve.

Our Harsco Minerals businesses generate value through their specialty expertise for capturing and processing industrial co-products to serve specific commercial applications, including low-silica abrasives and fertilizers. We see our pioneering co-product recovery services as a globally scalable growth opportunity. Our goal is to continue developing our Harsco Minerals businesses as a provider of total environmental processing solutions for customers worldwide.

In our Industrial group, Harsco manufactures specialized, high-performance products known for quality, durability and value. In 2008 we worked with our distribution partners and major gas platform and other customers in the Gulf of Mexico to make our metal grating immediately available to support reconstruction in the wake of Hurricanes Gustav and Ike. We are also achieving greater sales penetration with key customers for our air-cooled heat exchangers, where our production levels set new records in 2008. As these customers continue to expand internationally, we intend to grow with them. Harsco's heat exchangers help natural gas producers extend their equipment life for gas compression and pipeline distribution. And our new boiler lines continue to build sales momentum as their outstanding energy efficiency underpins growing market demand.

## Carajás, Brazil

*Companhia Vale do Rio Doce (Vale) relies on a 550-mile single-track railroad to transport iron ore from its Carajás mines in northern Brazil to the port city of São Luís. Vale purchased a new 96-stone production rail grinder from Harsco to make this high-volume, heavy-tonnage system more dependable and productive. The grinder, which can recontour up to 50 kilometers of track per day, features Harsco's patented Jupiter computer system for precise operating control and onboard diagnostics. We expect important equipment and service relationships like this to open additional opportunities, as Brazil and other emerging market countries invest in much-needed railway infrastructure to support economic growth.*



● Denotes a location where Harsco Minerals & Rail has equipment and service operations



# Harsco At a Glance

| Global Revenue Sources | 2008 Revenues | 2008 Operating Income |
|---|---|---|
|  |  |  |

**Global Revenue Sources**

- Western Europe 45%
- North America 35%
- Latin America 6%
- Middle East and Africa 6%
- Eastern Europe 5%
- Asia/Pacific 3%

**2008 Revenues**

- Infrastructure 39%
- Metals 40%
- Minerals & Rail 21%

**2008 Operating Income**

- Infrastructure 45%
- Metals 21%
- Minerals & Rail 37%
- Corporate -3%

We operate at more than **400 locations** in **50 countries** and employ approximately **21,500 people.**

| OPERATING COMPANIES | DESCRIPTION | MAJOR SERVICES & PRODUCTS |
|---|---|---|
| **HARSCO INFRASTRUCTURE**<br>– *SGB Group*<br>– *Patent Construction Systems*<br>– *Hünnebeck Group* | • Full-service leader for total scaffolding, access and formwork solutions that help developed and emerging economies engineer growth<br>• Strong presence in virtually every major market, operating from more than 200 locations in 36 countries<br>• 100% service-based business, offering either rental or sale of Company-designed and purchased equipment | • World's leading provider of scaffolding and cast-in-place concrete formwork for nonresidential construction<br>• Broadest portfolio of equipment solutions and expert engineering support<br>• Increasing role serving recurring plant maintenance programs of major industrial facilities<br>• Portable, go-anywhere rental equipment resources – enables rapid response to growth opportunities and changing market conditions |
| **HARSCO METALS**<br>– *MultiServ* | • Professional outsourced service partner to the global metals industry<br>• World's largest and most experienced onsite services company<br>• Comprehensive support to each stage of the metal-making process<br>• Operates globally with a full range of Company-purchased, owned, operated and maintained equipment | • Onsite logistics for raw materials, semifinished and finished products<br>• Proprietary technologies for minimizing the environmental impacts of metals production<br>• Specialists in commercial applications of residual slag by-products |
| **HARSCO MINERALS & RAIL**<br>– *Harsco Rail*<br>– *Excell Minerals*<br>– *Reed Minerals*<br>– *IKG Industries*<br>– *Air-X-Changers*<br>– *Patterson-Kelley* | • Diversified portfolio of market-leading niche businesses that provide vital services and products to customers in a broad range of industries<br>• Pioneering product development and industry innovation<br>• Strong cash and EVA® generator to Harsco's growth | • Global railway track maintenance services and equipment<br>• Environmentally beneficial metal recovery processes and mineral-based products for commercial and industrial markets<br>• Air-cooled heat exchangers, industrial grating and energy-efficient boilers |

Total Revenues

$4.0 billion ▲ 8%

Operating Income

$412 million ▼ 10%

Operating Margin

10.4 % ▼ 200bps

Diluted Earnings per Share

$2.92 ▼ 3%

Declared Dividends per Share

$0.78 ▲ 7%

## Comparison of Five-Year Cumulative Total Returns



$139.04
$99.59
$69.14
03
04
05
06
07
08
Harsco
S&P MidCap 400 Index
Dow Jones U.S. Diversified Industrials Index


| | 12/03 | 12/04 | 12/05 | 12/06 | 12/07 | 12/08 |
|---|---|---|---|---|---|---|
| Harsco Corporation | $100.00 | $130.31 | $161.26 | $184.88 | $315.88 | $139.04 |
| S&P MidCap 400 | 100.00 | 116.48 | 131.11 | 144.64 | 156.18 | 99.59 |
| Dow Jones U.S. Diversified Industrials | 100.00 | 119.18 | 116.07 | 127.13 | 135.70 | 69.14 |

This graph compares the yearly percentage change in the cumulative total stockholder return on Harsco common stock against the cumulative total return of the Standard & Poor's MidCap 400 index and the Dow Jones U.S. Diversified Industrials index. The graph assumes an initial investment of $100 on December 31, 2003 and the reinvestment of dividends.

| **MARKETS** | **2008 HIGHLIGHTS** |
|---|---|
| • New construction, expansion and maintenance of public works, infrastructure and commercial properties, and other major facilities<br>• Clients range from large, global contractors to regional and local players<br>• #1, 2 or 3 market presence<br>• Future growth focused on additional geographic expansion into emerging markets | • Strong contract activity in Europe and North America throughout most of 2008<br>• Strengthened market position in Middle East infrastructure construction sector<br>• Entered India market with new scaffolding services for major steelworks customer |
| • Serves the complete range of metals producers, from multinational giants to regional and specialty producers, including both integrated mills and mini-mills<br>• Worldwide presence at approximately 170 locations in 35 countries<br>• Continuing global growth opportunities for expanding services with existing customers, adding new locations and end-market crossover into complementary fields | • Growing role in developing and executing environmental solutions for waste minimization<br>• New service contracts, particularly in emerging markets, will benefit 2009 and beyond<br>• Executing countermeasures and global best practices for improved operating performance<br>• Estimated value of contracts totals approximately $4.1 billion in future revenues |
| • Major domestic and international railways, short lines and rapid transit systems<br>• Global metals producers and other commercial and industrial customers for mineral-based products<br>• Natural gas processors, industrial plant fabricators, and boiler installations for schools, hospitals, offices and other facilities | • Began production deliveries on record $350 million rail grinding equipment order from China's Ministry of Railways<br>• Supported strong natural gas market with record deliveries and backlog<br>• Mobilized grating production to support reconstruction of industrial infrastructure damaged by Hurricanes Gustav and Ike |







# Financial Contents

# Five-Year Statistical Summary

| *(In thousands, except per share, employee information and percentages)* | **2008** | 2007 (a) | 2006 | 2005 (b) | 2004 |
|---|---|---|---|---|---|
| **Income Statement Information** (c) | | | | | |
| Revenues from continuing operations | **$3,967,822** | $3,688,160 | $3,025,613 | $2,396,009 | $2,162,973 |
| Income from continuing operations | **245,623** | 255,115 | 186,402 | 144,488 | 104,040 |
| Income (loss) from discontinued operations | **(4,678)** | 44,377 | 9,996 | 12,169 | 17,171 |
| Net income | **240,945** | 299,492 | 196,398 | 156,657 | 121,211 |
| **Financial Position and Cash Flow Information** | | | | | |
| Working capital | **$ 317,062** | $ 471,367 | $ 320,847 | $ 352,620 | $ 346,768 |
| Total assets | **3,562,970** | 3,905,430 | 3,326,423 | 2,975,804 | 2,389,756 |
| Long-term debt | **891,817** | 1,012,087 | 864,817 | 905,859 | 594,747 |
| Total debt | **1,012,883** | 1,080,794 | 1,063,021 | 1,009,888 | 625,809 |
| Depreciation and amortization (including discontinued operations) | **337,949** | 306,413 | 252,982 | 198,065 | 184,371 |
| Capital expenditures | **457,617** | 443,583 | 340,173 | 290,239 | 204,235 |
| Cash provided by operating activities | **574,276** | 471,740 | 409,239 | 315,279 | 270,465 |
| Cash used by investing activities | **(443,418)** | (386,125) | (359,455) | (645,185) | (209,602) |
| Cash provided (used) by financing activities | **(155,539)** | (77,687) | (84,196) | 369,325 | (56,512) |
| **Ratios** | | | | | |
| Return on sales (d) | **6.2%** | 6.9% | 6.2% | 6.0% | 4.8% |
| Return on average equity (e) | **15.2%** | 19.2% | 17.2% | 15.3% | 12.7% |
| Current ratio | **1.4:1** | 1.5:1 | 1.4:1 | 1.5:1 | 1.6:1 |
| Total debt to total capital (f) | **41.7%** | 40.8% | 48.1% | 50.4% | 40.6% |
| **Per Share Information** (g) | | | | | |
| Basic – Income from continuing operations | **$ 2.94** | $ 3.03 | $ 2.22 | $ 1.73 | $ 1.26 |
| – Income from discontinued operations | **(0.06)** | 0.53 | 0.12 | 0.15 | 0.21 |
| – Net income | **$ 2.88** | $ 3.56 | $ 2.34 | $ 1.88 | $ 1.47 |
| Diluted – Income from continuing operations | **$ 2.92** | $ 3.01 | $ 2.21 | $ 1.72 | $ 1.25 |
| – Income from discontinued operations | **(0.06)** | 0.52 | 0.12 | 0.14 | 0.21 |
| – Net income | **$ 2.87** (h) | $ 3.53 | $ 2.33 | $ 1.86 | $ 1.46 |
| Book value | **$ 17.63** | $ 18.54 | $ 13.64 | $ 11.89 | $ 11.03 |
| Cash dividends declared | **0.78** | 0.7275 | 0.665 | 0.6125 | 0.5625 |
| **Other Information** | | | | | |
| Diluted average number of shares outstanding (g) | **84,029** | 84,724 | 84,430 | 84,161 | 83,196 |
| Number of employees | **21,500** | 21,500 | 21,500 | 21,000 | 18,500 |
| Backlog from continuing operations (i) | **$ 639,693** | $ 448,054 | $ 236,460 | $ 230,584 | $ 194,336 |

(a) *Includes Excell Minerals acquired February 1, 2007 (All Other Category – Harsco Minerals & Rail).*

(b) *Includes the Northern Hemisphere mill services operations of Brambles Industrial Services (BISNH) acquired December 29, 2005 (Harsco Metals) and Hünnebeck Group GmbH acquired November 21, 2005 (Harsco Infrastructure).*

(c) *2006, 2005 and 2004 income statement information reclassified to reflect the Gas Technologies Segment as Discontinued Operations.*

(d) *"Return on sales" is calculated by dividing income from continuing operations by revenues from continuing operations.*

(e) *"Return on average equity" is calculated by dividing income from continuing operations by quarterly weighted-average equity.*

(f) *"Total debt to total capital" is calculated by dividing the sum of debt (short-term borrowings and long-term debt including current maturities) by the sum of equity and debt.*

(g) *2006, 2005 and 2004 per share information restated to reflect the 2-for-1 stock split effective in the first quarter of 2007.*

(h) *Does not total due to rounding.*

(i) *Excludes the estimated amount of long-term mill service contracts, which had estimated future revenues of $4.1 billion at December 31, 2008 and $5.0 billion at December 31, 2007. Also excludes backlog of the Harsco Infrastructure Segment and the roofing granules and industrial abrasives business. These amounts are generally not quantifiable due to the nature and timing of the products and services provided.*

# Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements provided in this Annual Report. Certain statements contained herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, as discussed more fully herein.

## Forward-Looking Statements

The nature of the Company's business and the many countries in which it operates subject it to changing economic, competitive, regulatory and technological conditions, risks and uncertainties. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary remarks regarding important factors which, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. Forward-looking statements contained herein could include among other things, statements about our management confidence and strategies for performance; expectations for new and existing products, technologies, and opportunities; and expectations regarding growth, sales, cash flows, earnings and Economic Value Added (EVA®). These statements can be identified by the use of such terms as "may," "could," "expect," "anticipate," "intend," "believe," or other comparable terms.

Factors which could cause results to differ include, but are not limited to: (1) changes in the worldwide business environment in which the Company operates, including general economic conditions; (2) changes in currency exchange rates, interest rates and capital costs; (3) changes in the performance of stock and bond markets that could affect, among other things, the valuation of the assets in the Company's pension plans and the accounting for pension assets, liabilities and expenses; (4) changes in governmental laws and regulations, including environmental, tax and import tariff standards; (5) market and competitive changes, including pricing pressures, market demand and acceptance for new products, services and technologies; (6) unforeseen business disruptions in one or more of the many countries in which the Company operates due to political instability, civil disobedience, armed hostilities or other calamities; (7) the seasonal nature of the business; (8) the integration of the Company's strategic acquisitions; (9) the amount and timing of repurchases of the Company's common stock, if any; (10) the current global financial and credit crisis, which could result in our customers curtailing development projects, construction, production and capital expenditures, which, in turn, could reduce the demand for our products and services and, accordingly, our sales, margins and profitability; (11) the financial condition of our customers, including the ability of customers (especially those that may be highly leveraged and those with inadequate liquidity) to maintain their credit availability; and (12) other risk factors listed from time to time in the Company's SEC reports. A further discussion of these, along with other potential factors, can be found in the Company's 2008 Form 10-K as filed with the Securities and Exchange Commission. The Company cautions that these factors may not be exhaustive and that many of these factors are beyond the Company's ability to control or predict. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. The Company undertakes no duty to update forward-looking statements except as may be required by law.

## Executive Overview

Despite the challenging macroeconomic operating environment encountered in the fourth quarter of 2008, the Company's 2008 revenues were a record $4.0 billion. This is an increase of $280 million or 8% over 2007. Organic growth contributed 5% to the growth in sales, while acquisitions contributed 2% and favorable foreign currency translation effects contributed 1%. This resulted from the Company's continued strategy of constructing a well-balanced industrial services-based portfolio of businesses based on scalable operating platforms; focused organic growth; growth through prudent acquisitions; and increased geographical diversity. Income from continuing operations was $245.6 million for 2008 (which included $36.1 million of restructuring charges in the fourth quarter) compared with $255.1 million in 2007, a decrease of 4%. The Harsco Infrastructure Segment and All Other Category (Harsco Minerals & Rail) led the Company's performance. Diluted earnings per share from continuing operations were $2.92 for 2008 (which included $0.28 of restructuring charges in the fourth quarter), which was a 3% decrease from 2007 diluted earnings per share from continuing operations of $3.01.

During 2008, all major business platforms of the Company achieved increased sales over 2007, highlighting the diversity and balance of the Company. The Company continued to make progress on its geographic expansion strategy as sales in 2008 reflect an increasing geographic balance, especially in emerging markets. Revenues outside Western Europe and North America were approximately 21% of total revenues in 2008 compared with 18% in 2007. The Company's continued geographic expansion strategy is expected to result in a significant increase to the Company's presence in emerging markets to approximately 30% of total Company revenues over the next three years, and closer to 40% in the longer term.

Overall, the global markets in which the Company participates deteriorated in the fourth quarter of 2008 due to the financial and economic crisis. To counteract this, the Company initiated restructuring actions designed to improve organizational efficiency and enhance profitability and stockholder value by generating sustainable operating expense savings. Under this program, the Company principally exited certain underperforming contracts with customers, closed certain facilities and reduced global workforce during the fourth quarter of 2008. The Company anticipates that these actions will generate annualized savings of $50 million in 2009 and beyond. The cost associated with these actions in the fourth quarter of 2008 was $36.1 million.

Furthermore, the Company continues to minimize its cost structure, with such actions as the redeployment of its mobile asset base in the Harsco Infrastructure and Harsco Metals Segments to focus on market segments that remain strong and provide growth opportunities, the LeanSigma® continuous improvement initiative and prudent reductions in capital spending.

The Company believes its strong balance sheet and liquidity position as well as a lower cost structure put the Company in a strong position to execute its long-term strategic initiatives and take advantage of near-term growth opportunities. The Company continues to have available liquidity and remains well-positioned from a financial flexibility perspective. The Company successfully executed a $450 million, 10-year notes issue in the second quarter of 2008, providing more financial flexibility and less exposure to variable interest rates. The debt-to-capital ratio at December 31, 2008 was 41.7%.

During 2008, the Company had record cash provided by operating activities of $574.3 million, a 22% increase over the $471.7 million achieved in 2007. The Company expects continued strong cash flows from operating activities in 2009; however, 2009 is not expected to be as strong as 2008. Additionally, in 2008, the Company invested a record $457.6 million in capital expenditures (over 54% of which was for revenue-growth projects). More importantly, 43% of the revenue-growth capital expenditures were invested in emerging economies. The Company also repurchased approximately 4.5 million shares during 2008 at a total cost of $129 million. The Company's cash flows are further discussed in the Liquidity and Capital Resources section.

**Segment Overview**

The Harsco Infrastructure Segment's revenues in 2008 were $1.5 billion compared with $1.4 billion in 2007, a 9% increase. Operating income increased by 1% to $185.4 million, from $183.8 million in 2007. Operating margins for the Segment declined by 100 basis points to 12.0% from 13.0% in 2007. Operating margins declined partially due to 2008 pre-tax restructuring costs of $5.0 million related to severance, contract exit costs and asset disposals. Organic growth of 6% was generated primarily in the Middle East and Asia/Pacific as these emerging economies continued to make significant investment in infrastructure modernization and expansion. Infrastructure maintenance activities, such as petrochemical and power plants, remained strong particularly in North America and Northern Europe. Harsco Infrastructure accounted for 39% of the Company's revenues and 45% of the operating income for 2008.

The Harsco Metals Segment's revenues in 2008 were $1.6 billion compared with $1.5 billion in 2007, a 4% increase. Operating income decreased by 37% to $85.3 million, from $134.5 million in 2007. Operating margins for this Segment decreased by 340 basis points to 5.4% from 8.8% in 2007. The decrease in operating income and margins was due to pre-tax restructuring costs of $27.7 million, higher fuel costs and unprecedented production cuts by steel mills across the globe, particularly in the fourth quarter 2008. Restructuring charges primarily related to severance, contract exit costs, assets disposals and charges related to defined benefit pension plan changes. This Segment accounted for 40% of the Company's revenues and 21% of the operating income for 2008.

The All Other Category's revenues in 2008 were $849.6 million compared with $750.0 million in 2007, a 13% increase. Operating income increased by 6% to $150.9 million, from $142.2 million in 2007. Operating margins decreased by 120 basis points to 17.8% in 2008 from 19.0% in 2007 primarily due to higher steel costs and lower volume and pricing in the minerals and recycling technologies business. All six businesses contributed higher revenues due to strong demand. Four of the six businesses contributed higher operating income compared to 2007. This Category accounted for 21% of the Company's revenue and 37% of the operating income for 2008.

Despite the significant strengthening of the U.S. dollar during the fourth quarter of 2008, the effect of foreign currency translation increased full year 2008 consolidated revenues by $30.8 million and pre-tax income by $3.8 million when compared with 2007. If the U.S. dollar remains at current strong levels or strengthens further, 2009 results will be significantly negatively impacted.

**Outlook Overview**

The Company's operations span several industries, products and end markets. On a macro basis, the Company is affected by non-residential and infrastructure construction and infrastructure maintenance and capital improvement activities; worldwide steel mill production and capacity utilization; industrial production volume and maintenance activity; and the general business trend towards the outsourcing of services. The overall outlook for 2009 is guarded as a result of the deepening global financial and economic crisis that has created tremendous uncertainty and volatility throughout the world.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

Additionally, the Company's pension plans' assets declined in value consistent with the weakening economy and will result in significant increased pension expense during 2009. The significant strengthening of the U.S. dollar in the fourth quarter of 2008, and its continued appreciation in the first quarter of 2009, is expected to have a significant adverse impact on the 2009 Company's performance.

In response to these events, the Company undertook a restructuring action during the fourth quarter of 2008 that is expected to generate annual savings of approximately $50 million in 2009 and beyond. The costs associated with these actions were $36.1 million. The Company does not currently expect to incur any significant restructuring charges during 2009, although the Company continues to proactively and aggressively implement a number of additional countermeasures designed to improve future financial performance. These additional actions include: targeted reductions in capital spending; executing LeanSigma continuous improvement initiatives; and redeploying equipment from slowing markets into strategically important, growing markets. Additionally, the All Other Category (Harsco Minerals & Rail) is expected to benefit from declining steel prices in 2009. The current economic conditions provide the Company with expansion opportunities to pursue its prudent acquisition strategy of seeking further accretive bolt-on acquisitions.

The long-term outlook across the global footprint of the Harsco Infrastructure business remains positive. The near-term outlook, however, is challenging due to the current economic and financial crisis. This Segment will leverage its global breadth and mobile asset base to relocate equipment to focus on emerging markets as well as market segments that remain stable such as infrastructure maintenance services, and institutional services such as hospitals and education, and global infrastructure work. Operating performance for this Segment in the long term is expected to continue to benefit from the execution of numerous global government stimulus packages which are expected to fund much needed infrastructure projects throughout the world; selective strategic investments and acquisitions in existing and new markets; and enterprise business optimization opportunities including new technology applications, consolidated procurement and logistics; and LeanSigma continuous improvement initiatives.

The long-term outlook for the Harsco Metals Segment remains stable as the global steel market is expected to grow at reasonable rates over the next several years. The key factor behind this anticipated growth is the demand from emerging economies for significant infrastructure development needs. The near-term outlook, however, is challenging due to the deepening global economic and financial crisis which has caused reductions in demand for steel and associated steel production. Steel mill production declines reached unprecedented levels at the end of 2008. Reduced production volumes are expected to continue into the first half of 2009. It is expected that some of this impact will be mitigated by substantially lower fuel costs, improved contract performance, new contract signings, and other cost optimization initiatives the Company is currently implementing. Additionally, to ensure the segment will operate at optimal efficiency in 2009 and beyond, significant restructuring actions were executed during the fourth quarter of 2008. The recent decline in oil prices, if sustained, should have a measurable effect on operating results in the Segment in 2009. The Company continues to engage in enterprise business optimization initiatives including introducing the LeanSigma continuous improvement program, which over time is expected to result in broad-scale improvement in business practices and consequently operating margin. In addition, new contract signings and start-ups, as well as the Company's geographic expansion strategy, particularly in emerging markets, are expected to gradually have a positive effect on results in the longer term.

For the All Other Category (Harsco Minerals & Rail), the long-term outlook remains positive. Most end-market demand remains strong and backlogs continue near record levels for the Category. The near-term outlook, however, for the Minerals business, which recovers and recycles high value metals, has been negatively affected by the recent steep decline in metal prices. The Company continues to experience strong bidding activity in its railway track maintenance services and equipment business, new contract opportunities for its minerals and recycling technologies business, and potential geographic expansion opportunities within its industrial products businesses.

**Revenues by Region**

| | Total Revenues Twelve Months Ended December 31 | | | | Percentage Growth From 2007 to 2008 | | |
|---|---|---|---|---|---|---|---|
| *(Dollars in millions)* | **2008** | **Percent** | 2007 | Percent | Volume | Currency | Total |
| Western Europe | **$1,770.8** | **45%** | $1,758.5 | 48% | 0.0% | 0.7% | 0.7% |
| North America | **1,370.0** | **35** | 1,244.9 | 34 | 10.0 | 0.0 | 10.0 |
| Middle East and Africa | **257.5** | **6** | 196.4 | 5 | 35.0 | (3.9) | 31.1 |
| Latin America (a) | **253.7** | **6** | 213.5 | 6 | 15.5 | 3.3 | 18.8 |
| Eastern Europe | **189.0** | **5** | 139.6 | 4 | 22.9 | 12.5 | 35.4 |
| Asia/Pacific | **126.8** | **3** | 135.3 | 3 | (7.3) | 1.0 | (6.3) |
| Total | **$3,967.8** | **100%** | $3,688.2 | 100% | 6.8% | 0.8% | 7.6% |

(a) *Includes Mexico.*

## 2008 Highlights

The following significant items affected the Company overall during 2008 in comparison with 2007:

### Company Wide

- Overall stronger demand benefited the Company in the first three quarters of 2008, in particular, increased infrastructure maintenance services and highly engineered equipment rentals, especially in the Middle East and Eastern Europe; as well as railway track equipment sales and increased demand for air-cooled heat exchangers.
- Operating income and margins for the Harsco Metals Segment were negatively impacted by unprecedented declines in global steel production during the fourth quarter of 2008; costs of restructuring actions implemented in the fourth quarter of 2008; increased operating expenses, mainly higher fuel costs; as well as certain contracts with lower-than-acceptable margins.

### Harsco Infrastructure Segment

| *(Dollars in millions)* | **2008** | 2007 |
|---|---|---|
| Revenues | **$1,540.3** | $1,415.9 |
| Operating income | **185.4** | 183.8 |
| Operating margin percent | **12.0%** | 13.0% |

### Harsco Infrastructure Segment – Significant Impacts on Revenues

| *(In millions)* | |
|---|---|
| Revenues – 2007 | $1,415.9 |
| Net increased volume and new business | 80.3 |
| Impact of foreign currency translation | 28.5 |
| Acquisitions | 15.6 |
| Revenues – 2008 | $1,540.3 |

### Harsco Infrastructure Segment – Significant Impacts on Operating Income:

- In 2008, the Segment's operating results continued to improve due to increased non-residential, and infrastructure construction throughout the world, and in particular the Middle East, Asia/Pacific and certain parts of Europe. The Company continues to benefit from its highly engineered rental equipment capital investments made in both developed and emerging markets. Additionally, infrastructure maintenance activity remained strong in both North America and certain parts of Western Europe.
- This Segment benefited from $8.3 million of increased pre-tax net gain on the sale of properties during 2008 compared with 2007.
- The impact of foreign currency translation in 2008 increased operating income for this Segment by $5.1 million, compared with 2007.
- In 2008, the segment's operating results included $5.0 million of costs related to the fourth quarter 2008 restructuring actions and increased costs associated with new business optimization initiatives and further process and technology standardization.

### Harsco Metals Segment

| *(Dollars in millions)* | **2008** | 2007 |
|---|---|---|
| Revenues | **$1,577.7** | $1,522.3 |
| Operating income | **85.3** | 134.5 |
| Operating margin percent | **5.4%** | 8.8% |

### Harsco Metals Segment – Significant Effects on Revenues

| *(In millions)* | |
|---|---|
| Revenues – 2007 | $1,522.3 |
| Acquisitions | 30.0 |
| Net increased volume and new business | 18.6 |
| Impact of foreign currency translation | 6.8 |
| Revenues – 2008 | $1,577.7 |

### Harsco Metals Segment – Significant Impacts on Operating Income

- Despite overall increased volume, operating income and margins for the Harsco Metals Segment were negatively impacted by unprecedented declines in global steel production particularly during the fourth quarter of 2008; increased operating expenses, mainly higher fuel costs; as well as certain contracts with lower-than-acceptable margins.
- Operating income for 2008 included higher severance and other restructuring charges of $27.7 million related to the fourth quarter 2008 restructuring actions.
- The 2007 acquisition of Alexander Mill Services International ("AMSI") was accretive to earnings in 2008.
- The impact of foreign currency translation in 2008 increased operating income for this segment by $4.1 million compared with 2007.

### All Other Category – Harsco Minerals & Rail

| *(Dollars in millions)* | **2008** | 2007 |
|---|---|---|
| Revenues | **$849.6** | $750.0 |
| Operating income | **150.9** | 142.2 |
| Operating margin percent | **17.8%** | 19.0% |

### All Other Category – Harsco Minerals & Rail – Significant Impacts on Revenues

| *(In millions)* | |
|---|---|
| Revenues – 2007 | $750.0 |
| Railway track maintenance services and equipment | 46.8 |
| Air-cooled heat exchangers | 22.0 |
| Industrial grating products | 18.7 |
| Acquisitions | 12.9 |
| Roofing granules and abrasives | 5.9 |
| Boiler and process equipment | 4.3 |
| Impact of foreign currency translation | (4.5) |
| Reclamation and recycling services | (6.5) |
| Revenues – 2008 | $849.6 |

# Management's Discussion and Analysis of Financial Condition and Results of Operations

**All Other Category – Harsco Minerals & Rail – Significant Effects on Operating Income**

- The railway track maintenance services and equipment business delivered increased income in 2008 compared with 2007 due to increased rail equipment sales and repair parts, partially offset by reduced contract services sales and higher selling, general and administrative expenses.
- Strong demand in the natural gas market resulted in increased volume and operating income for the air-cooled heat exchangers business in 2008. These increases were partially offset by increased costs principally due to overall higher steel costs in 2008.
- The industrial grating products business experienced higher sales as a result of increased pricing; however, operating income increases were partially offset by higher costs principally due to overall higher steel costs in 2008.
- Despite lower volume for the roofing granules and abrasives business in 2008, sales and operating income increased due to price increases, which were partially offset by higher selling, general and administrative expenses.
- Operating income for the boiler and process equipment business was higher in 2008 due to increased demand, partially offset by increased production costs and selling, general and administrative expenses.
- Operating income for the reclamation and recycling services was lower in 2008 due principally to unprecedented fourth quarter steel mills production declines and a significantly lower metal prices and product mix.
- The impact of foreign currency translation in 2008 decreased operating income by $2.1 million for this Category compared to 2007.

## Outlook, Trends and Strategies

**Company Wide**

Adverse economic conditions precipitated by developments in the financial markets in the United States have created tremendous uncertainty and anxiety throughout the world. The erosion in confidence in the financial markets, the global recession and the soaring U.S. dollar have caused the Company's near-term prospects to become more difficult. During the fourth quarter of 2008 there was an unprecedented reduction in global steel production as well as the postponement of some construction projects and sales due to the tightening of credit. In addition, the value of the U.S. dollar strengthened significantly against many other currencies, including the major currencies in key markets of the Company. The year 2009 is expected to be a very challenging year, particularly in the first half. The major challenges facing the Company include the following:

- Overall instability of the global financial markets and economies
- Continuing strengthening of the U.S. dollar
- Tightening of credit markets that limit the ability of the Company's customers to obtain financing
- Substantial and unprecedented reductions in global steel production
- Depressed commodity prices, particularly high-value metals

In response to this global financial and economic crisis, the Company has and will continue to proactively and aggressively implement a number of countermeasures to reinforce 2009 performance, including:

- During the fourth quarter of 2008, the Company implemented a restructuring program designed to improve organizational efficiency and enhance profitability and stockholder value. Under the restructuring program, the Company is principally exiting certain underperforming contracts with customers, closing certain facilities, and reducing its global workforce. The extent of the restructuring program increased from previously announced estimates to include additional actions taken as the global financial and economic crisis continued to deepen. The Company recorded a pre-tax charge of $36.1 million related to the restructuring program, or approximately $0.28 per diluted share. The annualized benefits associated with this charge are estimated to be $50 million, or approximately $0.45 per diluted share, and are expected to be realized in 2009 and beyond.
- Cutting costs across the enterprise, including reducing or eliminating discretionary spending to match market conditions.
- Prudently reducing growth capital expenditures in 2009 while redeploying equipment from slowing markets to new projects in strategically important areas such as the Middle East and Africa, Asia-Pacific, and several other key countries.
- Accelerating growth initiatives, including projects in emerging markets.
- Selective, prudent strategic acquisitions.

While the global economic conditions remain uncertain and turbulent, the Company believes it is well-positioned to capitalize on opportunities and execute strategic initiatives based upon its strong balance sheet, available liquidity and its ability to generate strong operating cash flows. The Company is confident that the previously mentioned actions along with its new LeanSigma continuous improvement program will significantly reduce the Company's cost structure, further enhancing its financial strength. Additionally, the Company's global footprint; diversity of services and products; long-term mill services contracts; portability of infrastructure services equipment; and large infrastructure services customer base help mitigate its overall exposure to changes in any one single economy. However, further deterioration of the global economies could still have an adverse impact on the Company's operating results.

Looking to 2009 and beyond, the following significant items, trends and strategies are expected to affect the Company:

- The Company will continue its disciplined focus on expanding its industrial services businesses, with a particular emphasis on prudently growing the Harsco Infrastructure Segment, especially in emerging economies and other targeted markets. Growth is expected to be achieved through the provision of additional services to existing customers, new contracts in both developed and emerging markets, and selective strategic bolt-on acquisitions. Additionally, new higher-margin service and sales opportunities in the minerals and rail businesses will be pursued globally.
- The Company will continue to invest in selective strategic acquisitions and growth capital investments; however, management will continue to be very selective and disciplined in allocating capital, choosing projects with the highest Economic Value Added ("EVA") potential.
- The Company anticipates global government stimulus packages to fund much-needed infrastructure projects throughout the world. The Harsco Infrastructure Segment is well-positioned with its engineering and logistics expertise and the capital investment base to take advantage of these expected opportunities.
- The implementation of the Company's enterprise-wide LeanSigma continuous improvement program in 2008 should provide long-term benefits and improve the overall performance of the Company through a reduced cost structure and increased efficiency.
- In addition to LeanSigma, the Company will continue to implement enterprise-wide business optimization initiatives to further enhance margins for most businesses. These initiatives include improved supply-chain and logistics management; capital employed optimization; and added emphasis on global procurement.
- The Company will place a strong focus on corporate-wide expansion into emerging economies in the coming years to better balance its geographic footprint. More specifically, within the next three to five years, the Company's global growth strategies include steady, targeted expansion in the Middle East and Africa, Asia/Pacific and Latin America to further complement the Company's already-strong presence throughout Western Europe and North America. This strategy is expected to result in a significant increase to the Company's presence in these markets to approximately 30% of total Company revenues over the next three years and closer to 40% in the longer term. Revenues in these markets were almost 21% for 2008 compared with 18% for 2007. In the long term, the improved geographic footprint will also benefit the Company as it further diversifies its customer base.
- Volatility in energy and commodity costs (e.g., crude oil, natural gas, steel, etc.) and worldwide demand for these commodities could have an adverse impact on the Company's operating costs and ability to obtain the necessary raw materials. Cost increases could result in reduced operating income for certain products and services, to the extent that such costs cannot be passed on to customers. Cost decreases could result in increased operating income to the extent that such cost savings do not need to be passed to customers. However, increased volatility in energy and commodity costs may provide additional service opportunities for the Harsco Metals Segment and several businesses in the All Other Category (Harsco Minerals & Rail) as customers may tend to outsource more services to reduce overall costs. Such volatility may also provide opportunities for additional petrochemical plant maintenance and capital improvement projects. As part of the enterprise-wide optimization initiatives discussed above, the Company is implementing programs to help mitigate these costs.
- Foreign currency translation had an overall minor favorable effect on the Company's sales and operating income during 2008 in comparison with 2007. However, due to the strengthening of the U.S. dollar near the end of the third quarter and through the fourth quarter 2008, foreign currency translation had an overall unfavorable impact on the Company's stockholders' equity and is expected to have a significant negative impact on 2009 sales and earnings in relationship to 2008. If the U.S. dollar continues to strengthen (which it has through mid-February 2009), particularly in relationship to the euro, British pound sterling or the Eastern European currencies, the impact on the Company would generally be negative in terms of reduced revenue, operating income and stockholders' equity. Additionally, even if the U.S. dollar remains at its current value, the Company's revenue and operating income will be negatively impacted in comparison to 2008. Should the U.S. dollar weaken in relationship to these currencies, the effect on the Company would generally be positive in terms of higher revenue, operating income and stockholders' equity.
- Despite the tightening of credit during the second half of the year (and slightly higher borrowing rates during that time) overall variable borrowing rates for 2008 have been lower than 2007. A one percentage point change in variable interest rates would change interest expense by approximately $1.2 million per year. This is substantially lower than prior projected impacts as variable rate debt has been reduced to approximately 12% of the Company's borrowings as of December 31, 2008, compared to approximately 49% at December 31, 2007. This decrease is due to the repayment of commercial paper borrowings during the second quarter of 2008 with the proceeds from the May 2008 U.S. senior notes offering coupled with strong operating cash flows in 2008. The Company manages the mix of fixed-rate and floating-rate debt to preserve adequate funding flexibility, as well as control the effect of interest-rate changes on consolidated interest expense. Strategies to further reduce related risks are under consideration.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

- Total defined benefit pension expense for 2009 will be substantially higher than the 2008 level due to the decline in pension asset values during the second half of 2008. This decline was due to the financial crisis and the deterioration of global economic conditions. In an effort to mitigate a portion of this overall increased cost for 2009, the Company implemented additional plan design changes for a certain international defined benefit pension plan so that accrued service is no longer granted for periods after December 31, 2008. This action was part of the Company's overall strategy to reduce pension expense and volatility.
- As the Company continues the strategic expansion of its global footprint and implements tax planning opportunities, the 2008 effective income tax rate has been lower than 2007. The effective income tax rate for continuing operations was 26.7% for 2008, compared with 30.7% for 2007. The decrease in the effective income tax rate for the year 2008 was primarily due to increased earnings in jurisdictions with lower tax rates; increased designation of certain international earnings as permanently reinvested; and the recognition of previously unrecognized tax benefits in certain state and foreign jurisdictions. Looking forward into 2009 the effective income tax rate is expected to be in the range of 28%.
- The Company expects continued strong cash flows from operating activities in 2009; however, 2009 is not expected to be as strong as the record 2008 cash flows. The Company plans to significantly reduce the amount of cash invested for organic growth capital expenditures during 2009. The Company's growth capital expenditures were approximately $248 million in 2008. The Company expects growth capital expenditures to approximate $100 million during 2009. The Company believes that the mobile nature of its capital investment pool will facilitate strategic growth initiatives in the near term, despite the reduction in growth capital expenditures for 2009.

**Harsco Infrastructure Segment**

- The strong U.S. dollar will continue to adversely affect sales and operating income of Harsco Infrastructure, as approximately 80% of this business operates outside the U.S. The near-term outlook for the Harsco Infrastructure Segment will be negatively impacted by continued uncertainty in the global credit markets, which has deferred equipment sales and some construction projects. The current weakness in the commercial construction market, particularly in Western Europe and the United States, is being partially offset by a steady level of activity from the Company's infrastructure maintenance services, institutional and global infrastructure projects, and continued overall growth in the Middle East.
- The Company will continue to emphasize prudent expansion of its geographic presence in this Segment through entering new markets and further expansion in emerging economies, and will continue to leverage its value-added services and highly engineered forming, shoring and scaffolding systems to grow the business.
- The Company will continue to diversify this business, focusing on growth in institutional and global infrastructure projects and infrastructure maintenance projects.
- The Company will continue to implement its LeanSigma continuous improvement program and other key initiatives including: global procurement and logistics; the sharing of engineering knowledge and resources; optimizing the business under one standardized administrative and operating model at all locations worldwide; and on-going analysis for other potential synergies across the operations.
- Operating performance for this Segment in the long term is expected to benefit from the execution of global government stimulus packages which should fund much-needed infrastructure projects throughout the world.

**Harsco Metals Segment**

- The strong U.S. dollar will continue to adversely affect the sales and operating income of Harsco Metals, as over 80% of this business operates outside the U.S. Adverse economic uncertainties developing through the third and fourth quarters of 2008 have resulted in reduced demand for steel, causing steel companies globally to significantly scale back production. Mills have also been accelerating planned maintenance outages in an effort to better balance production and end-market demand. These customer actions had a significant negative impact on the Harsco Metals Segment's results in the fourth quarter of 2008. Entering 2009, the Company continues to see this Segment's operations running at even lower capacity than December 2008. While global demand for steel remains weak, steel production cuts of this depth and breadth are not expected to be sustainable for long periods of time. The Company does not foresee any measurable pick-up in this Segment's operations until the second half of 2009.
- Benefits from the restructuring program implemented in the fourth quarter of 2008 should improve the operational efficiency and enhance profitability of the Harsco Metals Segment in 2009 and beyond. Initiatives included the exit of underperforming contracts with customers and underperforming operations; defined benefit pension plan design changes; overall reduction in global workforce; and substantially reducing discretionary spending.
- The Company will continue to place significant emphasis on improving operating margins of this Segment. Margin improvements are most likely to be achieved as a result of the recent decline in fuel costs; cost reduction initiatives, renegotiating or exiting contracts with lower-than-acceptable returns, principally in North America; internal enterprise business optimization efforts; divesting low-margin product lines; continuing to execute a geographic expansion strategy

in the Middle East and Africa, Latin America and Asia/Pacific; and implementing continuous improvement initiatives including LeanSigma projects, global procurement initiatives, site efficiency programs, technology enhancements, maintenance best practices programs and reorganization actions. Although the costs associated with these efforts have reduced operating margins during 2008 when compared with 2007 due to incremental costs, the overall margin enhancements are expected to be recognized in the second half of 2009 and beyond.

- The Company will continue to diversify its customer base by reallocating assets to new customers in emerging markets.
- Further consolidation in the global steel industry is possible. Should additional consolidations occur involving some of the steel industry's larger companies that are customers of the Company, it would result in an increase in concentration of revenues and credit risk for the Company. If a large customer were to experience financial difficulty, or file for bankruptcy protection, it could adversely impact the Company's income, cash flows and asset valuations. As part of its credit risk management practices, the Company closely monitors the credit standing and accounts receivable position of its customer base. Further consolidation may also increase pricing pressure on the Company and the competitive risk of services contracts which are due for renewal. Conversely, such consolidation may provide additional service opportunities for the Company as the Company believes it is well-positioned competitively.
- ArcelorMittal recently notified the Company that it would unilaterally revise the fixed-fee provisions of certain contracts between the parties with the intended effect resulting in a significant price reduction to the Company. The Company has notified ArcelorMittal that their actions are a breach of these contracts and that the Company will take all necessary and appropriate actions to protect its legal rights. Discussions between the parties continue, but it is possible that the parties may need to resort to third-party resolution of this issue. ArcelorMittal represented approximately 10% of the Company's sales in 2008, 2007 and 2006. The Company expects ArcelorMittal sales in 2009 to be less than 10% of the Company's sales due primarily to reduced steel production levels; the Company's exiting of certain underperforming contracts with ArcelorMittal; and a stronger U.S. dollar. It is possible that the eventual outcome of this unprecedented breach of contract could negatively impact the Company's long-term relationship with this customer and, as a result, the Company's financial position, results of operations and cash flows could be negatively impacted. Of all of the Company's major customers in the Harsco Metals Segment, the EVA on contracts with ArcelorMittal are the lowest in the portfolio. Contracts with ArcelorMittal are long-term contracts, such that any impact on the Company's future results of operations would occur over a number of years.

**All Other Category – Harsco Minerals & Rail**

- The Company will emphasize prudent global expansion of its reclamation and recycling value-added services for extracting high-value metallic content from slag and responsibly handling and recycling residual materials.
- Low metal prices and historical low production levels will continue to have a negative effect on certain reclamation and recycling services in 2009, which may adversely affect the revenues, operating income, cash flows and asset valuations of this business.
- Certain businesses in this Category are dependent on a small group of key customers. The loss of one of these customers due to competition or due to financial difficulty, or the filing for bankruptcy protection could adversely impact the Company's income, cash flows and asset valuations. As part of its credit risk management practices, the Company closely monitors the credit standing and accounts receivable position of its customer base.
- International demand for the railway track maintenance services and equipment business's products and services is expected to be strong in both the near term and the long term. A large multi-year equipment order signed in 2007 with China is an example of the underlying strength of the international markets. Due to long lead-times, this order is expected to generate most of its revenues during 2009 through 2011. In addition, increased volume of contract services and LeanSigma continuous improvement initiatives are expected to improve margins on a long-term basis.
- Worldwide supply and demand for steel and other commodities could have an adverse impact on raw material costs and the ability to obtain the necessary raw materials for several businesses in this Category. The Company has implemented certain strategies to help ensure continued product supply to its customers and mitigate the potential impact that changes in steel and other commodity prices could have on operating income. If steel or other commodity costs associated with the Company's manufactured products increase and the costs cannot be passed on to the Company's customers, operating income would be adversely affected. Conversely, reduced steel and other commodity costs would improve operating income to the extent such savings do not have to be passed to customers. Additionally, if the Company cannot obtain the necessary raw materials for its manufactured products, then revenues, operating income and cash flows could be adversely affected.
- Operating margins of the abrasives business could be impacted by volatile energy prices that affect both production and transportation costs. This business continues to pursue cost and site optimization initiatives and the use of more energy-efficient equipment to help mitigate future energy-related increases.
- Due to a stable natural gas market and additional North American opportunities, demand for air-cooled heat exchangers is expected to remain at least consistent with 2008 levels.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## Results of Operations for 2008, 2007 and 2006[a]

| *(Dollars are in millions, except per share information and percentages)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Revenues from continuing operations | **$3,967.8** | $3,688.2 | $3,025.6 |
| Cost of services and products sold | **2,926.4** | 2,685.5 | 2,203.2 |
| Selling, general and administrative expenses | **602.2** | 538.2 | 472.8 |
| Other expenses | **22.0** | 3.4 | 2.5 |
| Operating income from continuing operations | **412.0** | 457.8 | 344.3 |
| Interest expense | **73.2** | 81.4 | 60.5 |
| Income tax expense from continuing operations | **91.8** | 117.6 | 93.4 |
| Income from continuing operations | **245.6** | 255.1 | 186.4 |
| Income (loss) from discontinued operations | **(4.7)** | 44.4 | 10.0 |
| Net income | **240.9** | 299.5 | 196.4 |
| Diluted earnings per common share from continuing operations | **2.92** | 3.01 | 2.21 |
| Diluted earnings per common share | **2.87** | 3.53 | 2.33 |
| Effective income tax rate for continuing operations | **26.7%** | 30.7% | 32.5% |
| Consolidated effective income tax rate | **27.7%** | 31.4% | 32.3% |

(a) *All historical amounts in the Results of Operations section have been reclassified for comparative purposes to reflect discontinued operations.*

### Comparative Analysis of Consolidated Results

### Revenues

*2008 vs. 2007*

Revenues for 2008 increased $279.7 million or 8% from 2007, to a record level. This increase was attributable to the following significant items:

| *In millions* | **Change in Revenues 2008 vs. 2007** |
|---|---|
| $ 80.3 | Net increased revenues in the Harsco Infrastructure Segment due principally to non-residential and infrastructure construction in international, particularly in the Middle East and Europe, and North American markets. |
| 58.5 | Effect of business acquisitions. Increased revenues of $30.0 million, $15.6 million and $12.9 million in the Harsco Metals Segment, Harsco Infrastructure Segment and the All Other Category (Harsco Minerals & Rail), respectively. |
| 46.8 | Increased revenues in the railway track maintenance services and equipment business due to a higher level of rail equipment shipments in 2008 and increased repair parts sales, partially offset by decreased contract services. |
| 30.8 | Effect of foreign currency translation. |
| 22.0 | Increased revenues of the air-cooled heat exchangers business due to a continued strong natural gas market. |
| 18.7 | Increased revenues of the industrial grating products business due to increased prices. |
| 18.6 | Net increased volume, new business and sales price changes in the Harsco Metals Segment (excluding acquisitions). |
| 5.9 | Increased revenues in the roofing granules and abrasives business resulting from price increases and product mix. |
| 4.6 | Other (minor changes across the various units not already mentioned). |
| (6.5) | Net decreased revenues in the reclamation and recycling services business due to lower metal prices and reduced volume. |
| $279.7 | Total Change in Revenues 2008 vs. 2007 |

*2007 vs. 2006*

Revenues for 2007 increased $662.5 million or 22% from 2006. This increase was attributable to the following significant items:

| *In millions* | **Change in Revenues 2007 vs. 2006** |
|---|---|
| $211.6 | Business acquisitions. Increased revenues of $123.7 million, $53.2 million and $34.7 million in the All Other Category (Harsco Minerals & Rail), Harsco Infrastructure Segment and Harsco Metals Segment, respectively. |
| 209.6 | Net increased revenues in the Harsco Infrastructure Segment due principally to the continued strength of the non-residential and infrastructure construction markets in both North America and internationally, particularly in Europe and the Middle East (excluding acquisitions). |
| 166.9 | Effect of foreign currency translation. |
| 30.8 | Net increased volume, new business and sales price changes in the Harsco Metals Segment (excluding acquisitions). |
| 27.7 | Increased revenues of the air-cooled heat exchangers business due to a continued strong natural gas market. |
| 23.8 | Increased revenues of the industrial grating products business due to continued strong demand. |
| (4.9) | Net decreased revenues in the roofing granules and abrasives business resulting from lower demand. |
| (3.0) | Other (minor changes across the various units not already mentioned). |
| $662.5 | Total Change in Revenues 2007 vs. 2006 |

## Cost of Services and Products Sold

*2008 vs. 2007*

Cost of services and products sold for 2008 increased $240.9 million or 9% from 2007, slightly higher than the 8% increase in revenues. This increase was attributable to the following significant items:

| *In millions* | **Change in Cost of Services and Products Sold 2008 vs. 2007** |
|---|---|
| $129.5 | Increased costs due to increased revenues (exclusive of the effect of foreign currency translation and business acquisitions, and including the impact of increased commodity and energy costs included in selling prices). |
| 45.7 | Business acquisitions. |
| 40.8 | Other (product/service mix and increased equipment maintenance costs, partially offset by enterprise business optimization initiatives and volume-related efficiencies). |
| 24.9 | Effect of foreign currency translation. |
| $240.9 | Total Change in Cost of Services and Products Sold 2008 vs. 2007 |

*2007 vs. 2006*

Cost of services and products sold for 2007 increased $482.3 million or 22% from 2006, consistent with the 22% increase in revenues. This increase was attributable to the following significant items:

| *In millions* | **Change in Cost of Services and Products Sold 2007 vs. 2006** |
|---|---|
| $174.1 | Increased costs due to increased revenues (exclusive of the effect of foreign currency translation and business acquisitions, and including the impact of increased commodity and energy costs included in selling prices). |
| 144.4 | Business acquisitions. |
| 124.5 | Effect of foreign currency translation. |
| 39.3 | Other (increased equipment maintenance costs and product/service mix, partially offset by enterprise business optimization initiatives and volume-related efficiencies). |
| $482.3 | Total Change in Cost of Services and Products Sold 2007 vs. 2006 |

## Selling, General and Administrative Expenses

*2008 vs. 2007*

Selling, general and administrative ("SG&A") expenses for 2008 increased $63.9 million or 12% from 2007. This increase was attributable to the following significant items:

| *In millions* | **Change in Selling, General and Administrative Expenses 2008 vs. 2007** |
|---|---|
| $23.5 | Increased compensation expense due to salary increases resulting from overall business growth, partially offset by lower employee incentive plan costs. |
| 9.5 | Increased professional fees due to global optimization projects and global business expansion. |
| 6.8 | Business acquisitions. |
| 4.7 | Bad debt expense. |
| 3.6 | Increased travel expenses to support business expansion and optimization projects. |
| 3.2 | Increased commissions, largely related to increased revenues in the railway track equipment business. |
| 3.2 | Higher depreciation expense principally related to the implementation of enterprise-wide information technology systems and related hardware. |
| 2.6 | Effect of foreign currency translation. |
| 6.8 | Other expenses. |
| $63.9 | Total Change in Selling, General and Administrative Expenses 2008 vs. 2007 |

*2007 vs. 2006*

Selling, general and administrative ("SG&A") expenses for 2007 increased $65.4 million or 14% from 2006. This increase was attributable to the following significant items:

| *In millions* | **Change in Selling, General and Administrative Expenses 2007 vs. 2006** |
|---|---|
| $22.8 | Effect of foreign currency translation. |
| 20.3 | Increased compensation expense due to salary increases and employee incentive plan costs due to overall business growth and improved performance. |
| 19.2 | Business acquisitions. |
| 7.9 | Increased professional fees due to global optimization projects. |
| (4.8) | Other expenses. |
| $65.4 | Total Change in Selling, General and Administrative Expenses 2007 vs. 2006 |

**Other Expenses**

This income statement classification includes impaired asset write-downs, employee termination benefit costs and costs to exit activities, offset by net gains on the disposal of non-core assets.

*2008 vs. 2007*

Net Other Expenses of $22.0 million for 2008 increased $18.5 million from the $3.4 million during 2007. This increase in other expenses primarily relates to restructuring charges that the Company incurred during the fourth quarter of 2008.

*2007 vs. 2006*

Net Other Expenses of $3.4 million in 2007 compared to $2.5 million in 2006, an increase of $0.9 million, due principally to employee termination benefit costs.

For additional information, see Note 15, Other (Income) and Expenses, to the Consolidated Financial Statements.

**Interest Expense**

*2008 vs. 2007*

Interest expense in 2008 was $8.2 million or 10% lower than in 2007. This was principally due to lower overall debt levels in 2008 and, to a lesser extent, lower interest rates on variable interest rate borrowings. The impact of foreign currency translation also decreased interest expense by approximately $0.5 million.

*2007 vs. 2006*

Interest expense in 2007 was $20.9 million or 35% higher than in 2006. This was principally due to increased borrowings to finance business acquisitions made in 2007 and, to a lesser extent, higher interest rates on variable interest rate borrowings. The impact of foreign currency translation also increased interest expense by approximately $2.6 million.

**Income Tax Expense from Continuing Operations**

*2008 vs. 2007*

The decrease in 2008 of $25.8 million or 22% in the provision for income taxes from continuing operations was primarily due to a lower effective income tax rate from continuing operations and lower pre-tax income. The effective income tax rate relating to continuing operations for 2008 was 26.7% versus 30.7% for 2007. The decrease in the effective income tax rate for the year 2008 was primarily due to increased earnings in jurisdictions with lower tax rates; increased designation of certain international earnings as permanently reinvested; and the recognition of previously unrecognized tax benefits in certain state and foreign jurisdictions.

*2007 vs. 2006*

The increase in 2007 of $24.2 million or 26% in the provision for income taxes from continuing operations was due to increased earnings from continuing operations for the reasons mentioned above, partially offset by a lower effective income tax rate. The effective income tax rate relating to continuing operations for 2007 was 30.7% versus 32.5% for 2006. The decrease related principally from the Company increasing its designation of certain international earnings as permanently reinvested.

For additional information, see Note 9, Income Taxes, to the Consolidated Financial Statements.

**Income from Continuing Operations**

*2008 vs. 2007*

Income from continuing operations in 2008 of $245.6 million was $9.5 million or 4% lower than 2007. This decrease resulted from the overall economic downturn during the fourth quarter and the restructuring charges taken by the Company as a result of the downturn.

*2007 vs. 2006*

Income from continuing operations in 2007 of $255.1 million was $68.7 million or 37% higher than 2006. This increase resulted from strong demand for most of the Company's services and products, and business acquisitions.

**Income (Loss) from Discontinued Operations**

*2008 vs. 2007*

A loss from discontinued operations of $4.7 million was generated in 2008 due to working capital adjustments and other costs associated with the disposition of the Gas Technologies Segment, coupled with the tax effect from the final purchase price allocation. This compares with income of $44.4 million in 2007 due principally to the sale of the Company's Gas Technologies Segment in December 2007.

*2007 vs. 2006*

Income from discontinued operations for 2007 increased by $34.4 million or 344% compared with 2006. The increase was primarily attributable to the $26.4 million after-tax gain on the sale of the Gas Technologies Segment, as well as improved operating results for the business prior to the divestiture.

**Net Income and Earnings Per Share**

*2008 vs. 2007*

Net income of $240.9 million and diluted earnings per share of $2.87 in 2008 were lower than 2007 by $58.5 million or 20% and $0.66 or 19%, respectively, due to decreased income from both continuing and discontinued operations for the reasons described above.

*2007 vs. 2006*

Net income of $299.5 million and diluted earnings per share of $3.53 in 2007 exceeded 2006 by $103.1 million or 52% and $1.20 or 52%, respectively, due to increased income from both continuing and discontinued operations for the reasons described above.

## Liquidity and Capital Resources

**Overview**

Global financial markets have been under stress due to poor lending and investment practices and sharp declines in real estate values. As a result, broad-based tightening of credit conditions has occurred which has restrained economic growth. In response to these changes in the global economic conditions, the Company has undertaken several initiatives to conserve capital and enhance liquidity including prudently reducing capital spending to only critical projects where the highest returns can be achieved while redeploying existing capital investments; optimizing worldwide cash positions; reducing or eliminating discretionary spending; and additional scrutiny and tightening of credit terms with customers. Despite the tightening of credit markets around the world, the Company continues to have available liquidity and has been able to issue commercial paper as needed. The Company currently expects operational and business needs to be covered by cash from operations in 2009.

Building on its consistent historical performance of strong operating cash flows, the Company achieved a record $574.3 million in operating cash flow in 2008. This represents a 22% improvement over 2007's operating cash flow of $471.7 million. This increase was primarily due to lower trade receivables, lower inventory levels and higher cash advances from customers. These increases were partially offset by lower income tax accruals, which included the effect of a $20 million income tax payment (as a result of the December 2007 gain on the sale of the discontinued Gas Technologies Segment), and reduced accounts payable levels.

In 2008, the Company invested $457.6 million in capital expenditures (over 54% of which were for revenue-growth projects) returned $128.6 million to stockholders through the repurchase of Company stock; and paid $65.6 million in stockholder dividends.

The Company's net cash borrowings increased $44.5 million in 2008. The incremental borrowings and operating cash flows funded capital expenditures, share repurchases, and stockholder dividends. Balance sheet debt, which is affected by foreign currency translation, decreased $67.9 million from December 31, 2007. Debt to total capital ratio increased to 41.7% as of December 31, 2008, due principally to a $152.4 million decline in Stockholders' Equity. The decline in Stockholders' Equity was primarily due to foreign currency translation adjustments; actuarial losses on pension obligations as a result of a decreased value of plan assets; and repurchases of treasury stock, offset by higher retained earnings at the end of 2008. Debt to total capital was 40.8% at December 31, 2007.

Despite global economic conditions, the Company's strategic objectives for 2009 include generating strong operating cash flows. The Company plans to sustain its balanced portfolio through its strategy of redeploying discretionary cash for disciplined growth and international diversification in the Harsco Infrastructure Segment; in long-term, high-return and high-renewal-rate services contracts for the Harsco Metals Segment, principally in emerging economies or for customer diversification; for growth and international diversification in the All Other Category (Harsco Minerals & Rail); and for selective bolt-on acquisitions in the industrial services businesses. The Company also foresees continuing its long and consistent history of paying dividends to stockholders.

The Company is also focused on improved working capital management. Specifically, short-term and long-term enterprise business optimization programs are being used to continue to further improve the effective and efficient use of working capital, particularly accounts receivable and inventories in the Harsco Infrastructure and Harsco Metals Segments.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

### Cash Requirements

The following summarizes the Company's expected future payments related to contractual obligations and commercial commitments at December 31, 2008.

**Contractual Obligations as of December 31, 2008** [a]

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| *(In millions)* | Total | Less than 1 year | 1-3 years | 4-5 years | After 5 years |
| Short-term Debt | $ 117.9 | $117.9 | $ – | $ – | $ – |
| Long-term Debt (including current maturities and capital leases) | 895.0 | 3.2 | 295.1 | 150.0 | 446.7 |
| Projected interest payments on Long-term Debt [b] | 319.4 | 57.0 | 85.3 | 65.0 | 112.1 |
| Pension and Other Postretirement Obligations [c] | 528.4 | 48.9 | 99.1 | 104.9 | 275.5 |
| Operating Leases | 187.5 | 55.6 | 61.2 | 32.9 | 37.8 |
| Purchase Obligations | 123.0 | 120.6 | 1.5 | 0.6 | 0.3 |
| Foreign Currency Forward Exchange Contracts [d] | 293.9 | 293.9 | – | – | – |
| Uncertain Tax Benefits [e] | 0.9 | 0.9 | – | – | – |
| Total Contractual Obligations | $2,466.0 | $698.0 | $542.2 | $353.4 | $872.4 |

(a) *See Note 6, Debt and Credit Agreements; Note 7, Leases; Note 8, Employee Benefit Plans; Note 9, Income Taxes; and Note 13, Financial Instruments, to the Consolidated Financial Statements for additional disclosures on short-term and long-term debt; operating leases; pensions and other postretirement benefits; income taxes; and foreign currency forward exchange contracts, respectively.*

(b) *The total projected interest payments on Long-term Debt are based upon borrowings, interest rates and foreign currency exchange rates as of December 31, 2008. The interest rates on variable-rate debt and the foreign currency exchange rates are subject to changes beyond the Company's control and may result in actual interest expense and payments differing from the amounts projected above.*

(c) *Amounts represent expected benefit payments by the defined benefit plans for the next 10 years.*

(d) *This amount represents the notional value of the foreign currency exchange contracts outstanding at December 31, 2008. Due to the nature of these transactions, there will be offsetting cash flows to these contracts, with the difference recognized as a gain or loss in the consolidated income statement.*

(e) *On January 1, 2007, the Company adopted the provisions of FIN 48. As of December 31, 2008, in addition to the $0.9 million classified as short-term, the Company had approximately $31.1 million of long-term tax liabilities, including interest and penalties, related to uncertain tax positions. Because of the high degree of uncertainty regarding the timing of future cash outflows associated with these liabilities, the Company is unable to estimate the years in which settlement will occur with the respective taxing authorities.*

*Off-Balance Sheet Arrangements* – The following table summarizes the Company's contingent commercial commitments at December 31, 2008. These amounts are not included in the Company's Consolidated Balance Sheets since there are no current circumstances known to management indicating that the Company will be required to make payments on these contingent obligations.

**Commercial Commitments as of December 31, 2008**

| | | Amount of Commitment Expiration Per Period | | | | |
|---|---|---|---|---|---|---|
| *(In millions)* | Total Amounts Committed | Less than 1 Year | 1-3 Years | 4-5 Years | Over 5 Years | Indefinite Expiration |
| Standby Letters of Credit | $197.9 | $61.7 | $136.2 | $ – | $ – | $ – |
| Guarantees | 30.5 | 11.3 | 1.4 | 0.8 | 5.1 | 11.9 |
| Performance Bonds | 20.5 | 8.4 | – | – | – | 12.1 |
| Other Commercial Commitments | 11.1 | – | – | – | – | 11.1 |
| Total Commercial Commitments | $260.0 | $81.4 | $137.6 | $0.8 | $5.1 | $35.1 |

Certain guarantees and performance bonds are of a continuous nature and do not have a definite expiration date.

**Sources and Uses of Cash**

The Company's principal sources of liquidity are cash from operations and borrowings under its various credit agreements, augmented periodically by cash proceeds from asset sales. The primary drivers of the Company's cash flow from operations are the Company's sales and income, particularly in the services businesses. The Company's long-term Harsco Metals contracts provide predictable cash flows for several years into the future. (See "Certainty of Cash Flows" section for additional information on estimated future revenues of Harsco Metals contracts and order backlogs for the Company's manufacturing businesses and railway track maintenance services and equipment business). Cash returns on capital investments made in prior years, for which no cash is currently required, are a significant source of operating cash. Depreciation expense related to these investments is a non-cash charge. The Company also continues to maintain working capital at a manageable level based upon the requirements and seasonality of the business.

Major uses of operating cash flows and borrowed funds include capital investments, principally in the industrial services business; payroll costs and related benefits; pension funding payments; inventory purchases for the manufacturing businesses; income tax payments; debt principal and interest payments; insurance premiums and payments of self-insured casualty losses; and machinery, equipment, automobile and facility rental payments. Cash is also used for share repurchases and selective or bolt-on acquisitions as the appropriate opportunities arise.

*Resources Available for Cash Requirements* – The Company meets its on-going cash requirements for operations and growth initiatives by accessing the public debt markets and by borrowing from banks. Public markets in the United States and Europe are accessed through its commercial paper programs and through discrete term note issuance to investors. Various bank credit facilities are available throughout the world. The Company expects to utilize both the public debt markets and bank facilities to meet its cash requirements in the future.

In May 2008, the Company completed an offering in the United States of 5.75%, 10-year senior notes totaling $450.0 million. After pricing and underwriting discounts, the Company received a total of $446.6 million in cash proceeds from the offering. The proceeds were used to reduce the Company's U.S. and euro commercial paper programs by $286.4 million and $160.2 million, respectively.

The following table illustrates the amounts outstanding under credit facilities and commercial paper programs and available credit as of December 31, 2008:

**Summary of Credit Facilities and Commercial Paper Programs**

| | As of December 31, 2008 | | |
|---|---|---|---|
| *(In millions)* | Facility Limit | Outstanding Balance | Available Credit |
| U.S. commercial paper program | $ 550.0 | $35.9 | $ 514.1 |
| Euro commercial paper program | 279.4 | 9.0 | 270.4 |
| Multi-year revolving credit facility (a) | 450.0 | – | 450.0 |
| 364-day revolving credit facility (a) | 220.0 | 50.0 | 170.0 |
| Bilateral credit facility (b) | 30.0 | – | 30.0 |
| **Totals at December 31, 2008** | **$1,529.4** | **$94.9** | **$1,434.5** (c) |

(a) *U.S.-based program.*
(b) *International-based program.*
(c) *Although the Company has significant available credit, for practical purposes, the Company limits aggregate commercial paper and credit facility borrowings at any one time to a maximum of $700 million (the aggregate amount of the back-up facilities).*

The Company's bilateral credit facility was renewed in December 2008. The facility, in the amount of $30 million, serves as back-up to the Company's commercial paper programs and also provides available financing for the Company's European operations. Borrowings under this facility, which expires in December 2009, are available in most major currencies with active markets at interest rates based upon LIBOR plus a margin. Borrowings outstanding at expiration may be repaid over the succeeding 12 months. As of December 31, 2008 and 2007, there were no borrowings outstanding on this facility.

See Note 6, Debt and Credit Agreements, to the Consolidated Financial Statements for more information on the Company's credit facilities.

*Credit Ratings and Outlook* – The following table summarizes the Company's debt ratings as of December 31, 2008:

| | Long-term Notes | U.S.-Based Commercial Paper | Outlook |
|---|---|---|---|
| Standard & Poor's ("S&P") | A- | A-2 | Stable |
| Moody's | A3 | P-2 | Stable (a) |
| Fitch | A- | F2 | Stable |

(a) *In January 2009, Moody's reaffirmed the Company's long-term notes and U.S. based commercial paper ratings, but changed its outlook from stable to negative.*

The Company's euro-based commercial paper program has not been rated since the euro market does not require it. Fitch and Standard & Poor's ratings were reaffirmed as shown above in August and October 2008, respectively. In January 2009, Moody's reaffirmed the Company's long-term notes and U.S. based commercial paper

# Management's Discussion and Analysis of Financial Condition and Results of Operations

ratings, but changed its outlook from stable to negative. Any continued tightening of the credit markets, which began during 2007 and significantly accelerated in 2008, may adversely impact the Company's access to capital and the associated costs of borrowing; however this is somewhat mitigated by the Company's strong financial position. A downgrade to the Company's credit ratings would probably increase borrowing costs to the Company, while an improvement in the Company's credit ratings would probably decrease borrowing costs to the Company. Additionally, a downgrade in the Company's credit ratings could result in reduced access to credit markets.

*Working Capital Position* – Changes in the Company's working capital are reflected in the following table:

| *(Dollars are in millions)* | **December 31 2008** | December 31 2007 | Increase (Decrease) |
|---|---|---|---|
| **Current Assets** | | | |
| Cash and cash equivalents | **$ 91.3** | $ 121.8 | $ (30.5) |
| Trade accounts receivable, net | **648.9** | 779.6 | (130.7) |
| Other receivables, net | **46.0** | 44.5 | 1.5 |
| Inventories | **309.5** | 310.9 | (1.4) |
| Other current assets | **104.5** | 88.0 | 16.5 |
| Assets held-for-sale | **5.3** | 0.5 | 4.8 |
| Total current assets | **1,205.5** | 1,345.3 | (139.8) |
| **Current Liabilities** | | | |
| Notes payable and current maturities | **121.1** | 68.7 | 52.4 |
| Accounts payable | **262.8** | 307.8 | (45.0) |
| Accrued compensation | **85.2** | 108.9 | (23.7) |
| Income taxes payable | **13.4** | 41.3 | (27.9) |
| Other current liabilities | **405.9** | 347.3 | 58.6 |
| Total current liabilities | **888.4** | 874.0 | 14.4 |
| **Working Capital** | **$ 317.1** | $ 471.3 | $(154.2) |
| **Current Ratio** | **1.4:1** | 1.5:1 | |

Working capital decreased 33% in 2008 due principally to the following factors:

- Cash decreased $30.5 million principally due to foreign currency translation and the Company's objective to efficiently use cash by reducing global cash balances.
- Net trade accounts receivable decreased $130.7 million primarily due to foreign currency translation, the timing of collections and reduced sales in the fourth quarter of 2008, partially offset by growth within the All Other Category due to higher sales levels in these businesses.
- Other current assets increased $16.5 million primarily due to higher prepayments made by the Company, mark-to-market commodity hedging and tax prepayments.
- Notes payable and current maturities increased $52.4 million due to the anticipated payments of commercial paper borrowings during 2009, reduction of other short-term borrowings and foreign currency translation.
- Accounts payable decreased $45.0 million primarily due to reduced activity levels in 2008 and foreign currency translation.
- Accrued compensation decreased $23.7 million due principally to reduced 2008 incentive compensation accrual based on 2008 results and the payments of incentive compensation earned during 2007, partially offset by normal incentive compensation accruals within the All Other Category.
- Other current liabilities increased $58.6 million due principally to advances on contracts within the railway track maintenance services and equipment business; partially offset by payments on existing accruals; decrease in insurance liabilities; foreign currency translation and accrued interest.

*Certainty of Cash Flows* – The certainty of the Company's future cash flows is underpinned by the long-term nature of the Company's metals services contracts and the strong discretionary cash flows (operating cash flows in excess of the amounts necessary for capital expenditures to maintain current revenue levels) generated by the Company. Traditionally the Company has utilized these discretionary cash flows for growth-related capital expenditures. At December 31, 2008, the Company's metals services contracts had estimated future revenues of $4.1 billion, compared with $5.0 billion as of December 31, 2007. The decline is primarily attributable to foreign currency translation effects. In addition, as of December 31, 2008, the Company had an order backlog of $639.7 million in its All Other Category (Harsco Minerals & Rail). This compares with $448.1 million as of December 31, 2007. The increase from December 31, 2007 is due principally to increased demand for certain products within the railway track maintenance services and equipment business, as a result of new international orders, as well as increased demand for heat exchangers. The railway track maintenance services and equipment business backlog includes a significant portion that will not be realized until 2009 and later due to the long lead-time necessary to build certain equipment, and the long-term nature of certain service contracts. Order backlog for scaffolding, shoring and forming services; for roofing granules and slag abrasives; and the reclamation and recycling services of high-value content from steelmaking slag is excluded from the above amounts. These amounts are generally not quantifiable due to the short order lead times for certain services, the nature and timing of the products and services provided and equipment rentals with the ultimate length of the rental period unknown.

The types of products and services that the Company provides are not subject to rapid technological change, which increases the stability of related cash flows. Additionally, each of the Company's businesses, in its balanced portfolio, is among the top three companies (relative to sales) in the industries and markets the Company serves. Due to these factors, the Company is confident in its future ability to generate positive cash flows from operations.

### Cash Flow Summary

The Company's cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

| Summarized Cash Flow Information | | | |
|---|---|---|---|
| *(In millions)* | **2008** | 2007 | 2006 |
| Net cash provided by (used in): | | | |
| Operating activities | **$ 574.3** | $ 471.7 | $409.2 |
| Investing activities | **(443.4)** | (386.1) | (359.4) |
| Financing activities | **(155.6)** | (77.7) | (84.2) |
| Effect of exchange rate changes on cash | **(5.8)** | 12.7 | 14.7 |
| Net change in cash and cash equivalents | **$ (30.5)** | $ 20.6 | $ (19.7) |

*Cash From Operating Activities* – Net cash provided by operating activities in 2008 was a record $574.3 million, an increase of $102.5 million from 2007. The increase was primarily due to the following:

- Improved trade receivable collections coupled with lower sales volume during the fourth quarter of 2008.
- Reducing inventory growth throughout the Company.
- Higher levels of cash advances from customers received within the railway track maintenance services and equipment business.

These benefits were partially offset by the following:

- Lower income tax accruals (including a $20 million income tax payment due to gain on the 2007 sale of discontinued Gas Technologies Segment).
- Lower net income in 2008 as compared with 2007.
- Decrease in accounts payable due to reduced activity levels in 2008 and foreign currency translation.

*Cash Used in Investing Activities* – Net cash used in investing activities in 2008 increased compared with 2007 due principally to the proceeds from the sale of the Company's Gas Technologies Segment in December 2007, partially offset by the purchase of Excell Minerals in 2007. In 2008, cash used in investing activities was $443.4 million consisting primarily of capital investments of $457.6 million. Capital investments were $14.0 million higher compared to 2007 and over 54% of the investments were for projects intended to grow future revenues. Investments were made predominantly in the industrial services businesses, with 50% in the Harsco Infrastructure Segment and 45% in the Harsco Metals Segment. Throughout 2009, the Company plans to continue to manage its balanced portfolio and consider opportunities to invest in value creation projects including prudent, strategic, bolt-on acquisitions, principally in the Harsco Infrastructure business. Additionally, the Company will shift more growth investments into the All Other Category (Harsco Minerals & Rail) in 2009 and beyond, as this group continues to expand globally and operate at near maximum capacity.

*Cash Used in Financing Activities* – The following table summarizes the Company's debt and capital positions as of December 31, 2008 and 2007.

| *(Dollars are in millions)* | **December 31, 2008** | December 31, 2007 |
|---|---|---|
| Notes Payable and Current Maturities | **$ 121.1** | $ 68.7 |
| Long-term Debt | **891.8** | 1,012.1 |
| Total Debt | **1,012.9** | 1,080.8 |
| Total Equity | **1,413.7** | 1,566.1 |
| Total Capital | **$2,426.6** | $2,646.9 |
| Total Debt to Total Capital | **41.7%** | 40.8% |

The Company's debt as a percentage of total capital increased in 2008. Total equity decreased due principally to foreign currency translation, treasury stock purchases and pension liability adjustments partially offset by current net income.

### Debt Covenants

The Company's credit facilities and certain notes payable agreements contain covenants requiring a minimum net worth of $475 million and a maximum debt to capital ratio of 60%. At December 31, 2008, the Company was in compliance with these covenants with a debt to capital ratio of 41.7% and total net worth of $1.4 billion. Based on balances at December 31, 2008, the Company could increase borrowings by approximately $1,108.2 million and still be within its debt covenants. Alternatively, keeping all other factors constant, the Company's equity could decrease by approximately $739.1 million and the Company would still be within its covenants. Additionally, the Company's 7.25% British pound sterling-denominated notes, due October 27, 2010, and its 5.75% notes, due May 2018, also include covenants that permit the note holders to redeem their notes, at par and 101% of par, respectively, in the event of a change of control of the Company or disposition of a significant portion of the Company's assets in combination with the Company's credit rating downgraded to non-investment grade. The Company expects to be compliant with these debt covenants one year from now.

### Cash and Value-Based Management

The Company plans to continue with its strategy of selective, prudent investing for strategic purposes for the foreseeable future, although 2009 capital investments are expected to significantly decline from 2008 as existing investments are used more efficiently. The goal of this strategy is to improve the Company's EVA under the program adopted in 2002. Under this program the Company evaluates strategic investments based upon the investment's economic profit. EVA equals after-tax operating profits less a charge for the use of the capital employed to create those profits (only the service cost portion of pension expense is included for EVA purposes). Therefore, value is created when a project or initiative produces a return above the cost of capital.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company currently expects to continue paying dividends to stockholders. The Company has increased the dividend rate for fifteen consecutive years, and in February 2009, the Company paid its 235th consecutive quarterly cash dividend.

The Company repurchased 4.5 million shares of the Company's common stock under its stock repurchase authorization. Repurchases were made in open market transactions at times and amounts as management deemed appropriate, depending on market conditions. The Company has authorization to repurchase up to 1.5 million of its shares through January 31, 2010. Future repurchase may commence or be discontinued at any time. The Company will be extremely prudent in any decision to resume repurchases.

The Company's financial position and debt capacity should enable it to meet current and future requirements. As additional resources are needed, the Company should be able to obtain funds readily and at competitive costs. The Company is well-positioned and intends to continue investing prudently and strategically in high-return projects, generally in emerging markets; and strategic acquisitions; to reduce debt; and pay cash dividends as a means to enhance stockholder value.

## Application of Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent liabilities. On an on-going basis, the Company evaluates its estimates, including those related to pensions and other postretirement benefits, bad debts, goodwill valuation, long-lived asset valuations, inventory valuations, insurance reserves, contingencies and income taxes. The impact of changes in these estimates, as necessary, is reflected in the respective segment's operating income in the period of the change. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different outcomes, assumptions or conditions.

The Company believes the following critical accounting policies are affected by its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the critical accounting estimates described below with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure relating to these estimates in this Management's Discussion and Analysis of Financial Condition and Results of Operations. These items should be read in conjunction with Note 1, Summary of Significant Accounting Policies, to the Consolidated Financial Statements.

**Pension Benefits**

The Company has defined benefit pension plans in several countries. The largest of these plans are in the United Kingdom and the United States. The Company's funding policy for these plans is to contribute amounts sufficient to meet the minimum funding pursuant to U.K. and U.S. statutory requirements, plus any additional amounts that the Company may determine to be appropriate. The Company made cash contributions to its defined benefit pension plans of $30.5 million and $42.0 million (including $10.1 million of voluntary payments) during 2008 and 2007, respectively. Additionally, the Company expects to make a minimum of $37.9 million in cash contributions to its defined benefit pension plans during 2009.

As of December 31, 2006, the Company accounted for its defined benefit pension plans in accordance with SFAS 158, which requires the Company to recognize in its balance sheet, the overfunded or underfunded status of its defined benefit postretirement plans measured as the difference between the fair value of the plan assets and the benefit obligation (projected benefit obligation for a pension plan) as an asset or liability. The charge or credit is recorded as adjustment to Accumulated other comprehensive income (loss), net of tax. This reduced the Company's equity on an after-tax basis by approximately $88.2 million compared with measurement under prior standards. The results of operations were not affected. The adoption of SFAS 158 did not have a negative impact on compliance with the Company's debt covenants.

During 2008, the Company eliminated early measurement dates for its defined benefit pension plans. In accordance with SFAS 158, all defined benefit pension plans are now measured at the end-of-year balance sheet date. The incremental effect of this transition resulted in an increase of $0.9 million to beginning Stockholders' Equity as of January 1, 2008.

As of December 31, 2008, the Company recorded an after-tax charge of $74.3 million to Accumulated other comprehensive loss. This is primarily due to actuarial losses as a result of actual pension asset returns being lower than assumed pension asset returns. Actual pension asset returns were impacted by the 2008 financial crisis and the deterioration of global economic conditions.

As a result, total defined benefit pension expense for 2009 will be substantially higher than the 2008 level due to the decline in pension asset values during the second half of 2008. In an effort to mitigate a portion of this overall increased cost for 2009, the Company implemented additional plan design changes for a certain international defined benefit pension plans so that accrued service is no longer granted for periods after December 31, 2008. This action was a continuation of the Company's overall strategy to reduce overall pension expense and volatility.

The Company's pension task force continues to evaluate alternative strategies to further reduce overall pension expense including the consideration of converting the remaining defined benefit plans to defined contribution plans; the on-going evaluation of investment fund managers' performance; the balancing of plan assets and liabilities; the risk assessment of all multi-employer pension plans; the possible merger of certain plans; the consideration of incremental cash contributions to certain plans; and other changes that could reduce future pension expense volatility and minimize risk.

**Critical Estimate – Defined Benefit Pension Benefits**

Accounting for defined benefit pensions and other postretirement benefits requires the use of actuarial assumptions. The principal assumptions used include the discount rate and the expected long-term rate-of-return on plan assets. Each assumption is reviewed annually and represents management's best estimate at that time. The assumptions are selected to represent the average expected experience over time and may differ in any one year from actual experience due to changes in capital markets and the overall economy. These differences will impact the amount of unfunded benefit obligation and the expense recognized.

The discount rates as of the December 31, 2008 measurement date for the U.K. and U.S. defined benefit pension plans were 6.0% and 6.1%, respectively. These rates were used in calculating the Company's projected benefit obligations as of December 31, 2008. The discount rates selected represent the average yield on high-quality corporate bonds as of the measurement dates. The global weighted-average of these assumed discount rates for the years ending December 31, 2008, 2007 and 2006 were 6.1%, 5.9% and 5.3%, respectively. Annual pension expense is determined using the discount rates as of the measurement date, which for 2008 was the 5.9% global weighted-average discount rate. Pension expense and the projected benefit obligation generally increase as the selected discount rate decreases.

The expected long-term rate-of-return on plan assets is determined by evaluating the portfolios' asset class return expectations with the Company's advisors as well as actual, long-term, historical results of asset returns for the pension plans. The pension expense increases as the expected long-term rate-of-return on assets decreases. For 2008, the global weighted-average expected long-term rate-of-return on asset assumption was 7.6%. For 2009, the expected global long-term rate-of-return on assets is 7.4%. This rate was determined based on a model of expected asset returns for an actively managed portfolio.

Changes in defined benefit pension expense may occur in the future due to changes in actuarial assumptions and due to changes in returns on plan assets resulting from financial market conditions. Holding all other assumptions constant, using December 31, 2008 plan data, a one-half percent increase or decrease in the discount rate and the expected long-term rate-of-return on plan assets would increase or decrease annual 2009 pre-tax defined benefit pension expense as follows:

| | Approximate Changes in Pre-tax Defined Benefit Pension Expense | |
|---|---|---|
| | U.S. Plans | U.K. Plan |
| **Discount rate** | | |
| One-half percent increase | Decrease of $1.5 million | Decrease of $2.6 million |
| One-half percent decrease | Increase of $1.8 million | Increase of $1.9 million |
| **Expected long-term rate-of-return on plan assets** | | |
| One-half percent increase | Decrease of $0.9 million | Decrease of $2.4 million |
| One-half percent decrease | Increase of $0.9 million | Increase of $2.4 million |

Should circumstances change that affect these estimates, changes (either increases or decreases) to the net pension obligations may be required and would be recorded in accordance with the provisions of SFAS 87 and SFAS 158. Additionally, certain events could result in the pension obligation changing at a time other than the annual measurement date. This would occur when the benefit plan is amended or when plan curtailments occur under the provisions of SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS 88").

See Note 8, Employee Benefit Plans, to the Consolidated Financial Statements for additional disclosures related to these items.

**Notes and Accounts Receivable**

Notes and accounts receivable are stated at their net realizable value through the use of an allowance for doubtful accounts. The allowance is maintained for estimated losses resulting from the inability or unwillingness of customers to make required payments. The Company has policies and procedures in place requiring customers to be evaluated for creditworthiness prior to the execution of new service contracts or shipments of products. These reviews are structured to minimize the Company's risk related to realizability of its receivables. Despite these policies and procedures, the Company may at times still experience collection problems and potential bad debts due to economic conditions within certain industries (e.g., construction and steel industries) and countries and regions in which the Company operates. As of December 31, 2008 and 2007, trade accounts receivable of $648.9 million and $779.6 million, respectively, were net of reserves of $27.9 million and $25.6 million, respectively.

**Critical Estimate – Notes and Accounts Receivable**

A considerable amount of judgment is required to assess the realizability of receivables, including the current creditworthiness of each customer, related aging of the past due balances and the facts and circumstances surrounding any non-payment. The Company's provisions for bad debts during 2008, 2007 and 2006 were $12.5 million, $7.8 million and $9.2 million, respectively. The increase from 2007 to 2008 is due to higher bad debt expense in the Harsco Infrastructure Segment due principally to deteriorating economic conditions in certain markets. The decrease from 2006 to 2007 is due to lower bad debt expense in the Harsco Infrastructure and Harsco Metals Segments.

On a monthly basis, customer accounts are analyzed for collectibility. Reserves are established based upon a specific-identification method as well as historical collection experience, as appropriate. The Company also evaluates specific accounts when it becomes aware of a situation in which a customer may not be able to meet its financial obligations due to a deterioration in its financial condition, credit ratings or bankruptcy. The reserve requirements are based on the facts available to the Company and are re-evaluated and adjusted as additional information is received. Reserves are also determined by using percentages (based upon experience) applied to certain aged receivable categories. Specific issues are discussed with Corporate Management and any significant changes in reserve amounts or the write-off of balances must be approved by a specifically designated Corporate Officer. All approved items are monitored to ensure they are recorded in the proper period. Additionally, any significant changes in reserve balances are reviewed to ensure the proper Corporate approval has occurred.

If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Conversely, an improvement in a customer's ability to make payments could result in a decrease of the allowance for doubtful accounts. Changes in the allowance related to both of these situations would be recorded through income in the period the change was determined.

The Company has not materially changed its methodology for calculating allowances for doubtful accounts for the years presented.

See Note 3, Accounts Receivable and Inventories, to the Consolidated Financial Statements for additional disclosures related to these items.

**Goodwill**

The Company's net goodwill balances were $631.5 million and $720.1 million, as of December 31, 2008 and 2007, respectively. The decline in goodwill is due to foreign currency translation effects. Goodwill is not amortized but tested for impairment at the reporting unit level on an annual basis, and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit's goodwill may exceed its fair value.

**Critical Estimate – Goodwill**

A discounted cash flow model is used to estimate the fair value of a reporting unit. This model requires the use of long-term planning estimates and assumptions regarding industry-specific economic conditions that are outside the control of the Company. The annual test for impairment includes the selection of an appropriate discount rate to value cash flow information. The basis of this discount rate calculation is derived from several internal and external factors. These factors include, but are not limited to, the average market price of the Company's stock, the number of shares of stock outstanding, the book value of the Company's debt, a long-term risk-free interest rate, and both market and size-specific risk premiums. Additionally, assessments of future cash flows would consider, but not be limited to the following: infrastructure plant maintenance requirements; global metals production and capacity utilization; global railway track maintenance-of-way capital spending; and other drivers of the Company's businesses. Changes in the overall interest rate environment may also impact the fair market value of the Company's reporting units as this would directly influence the discount rate utilized for discounting operating cash flows, and ultimately determining a reporting unit's fair value. The Company's overall market capitalization is also a factor in evaluating the fair market values of the Company's reporting units. While the Company's stock price has declined approximately 57% during 2008, the Company's market capitalization continues to exceed its book value as of December 31, 2008. As a result of this and other factors, the Company concluded that an interim impairment test was not required subsequent to its annual test performed as of October 1, 2008. Further significant declines in the overall market capitalization of the Company could lead to the determination that the book value of one or more of the Company's reporting units exceeds their fair value. The Company's annual goodwill impairment testing, performed as of October 1, 2008 and 2007, indicated that the fair value of all reporting units tested exceeded their respective book values and therefore no additional goodwill impairment testing was required.

The Company's customers may be impacted adversely by the current tightening of credit in financial markets, which may result in postponed spending and cancellation or delay of existing and future orders with the Company. Continued economic decline could further impact the ability of the Company's customers to meet their obligations to the Company and possibly result in bankruptcy filings by them. This, in turn, could negatively impact the forecasts used in performing the Company's goodwill impairment testing. If management determines that goodwill is impaired, the Company will be required to record a write-down in the period of determination, which will reduce net income for that period. Therefore, there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

The Company has not materially changed its methodology for goodwill impairment testing for the years presented.

See Note 5, Goodwill and Other Intangible Assets, to the Consolidated Financial Statements for additional information on goodwill and other intangible assets.

**Asset Impairment**

Long-lived assets are reviewed for impairment when events and circumstances indicate that the book value of an asset may be impaired. The amounts charged against pre-tax continuing operations income related to impaired long-lived assets were $12.6 million, $0.9 million and $0.2 million in 2008, 2007 and 2006, respectively.

**Critical Estimate – Asset Impairment**

The determination of a long-lived asset impairment loss involves significant judgments based upon short-term and long-term projections of future asset performance. If the undiscounted cash flows associated with an asset do not exceed the book value, impairment loss estimates would be based upon the difference between the book value and the fair value of the asset. The fair value is generally based upon the Company's estimate of the amount that the assets could be bought or sold for in a current transaction between willing parties. If quoted market prices for the asset or similar assets are unavailable, the fair value estimate is generally calculated using a discounted cash flow model. Should circumstances change that affect these estimates, additional impairment charges may be required and would be recorded through income in the period the change was determined.

The Company has not materially changed its methodology for calculating asset impairments for the years presented. SFAS 157 will affect the methodology of assessments after its January 1, 2009 effective date, by requiring consideration of all valuation techniques for which market participant inputs can be obtained without undue cost and effort. The use of discounted cash flows may be appropriate; however, methodologies other than quoted market prices must also be considered.

**Inventories**

Inventories are stated at the lower of cost or market. Inventory balances are adjusted for estimated obsolete or unmarketable inventory equal to the difference between the cost of inventory and its estimated market value. At December 31, 2008 and 2007, inventories of $309.5 million and $310.9 million, respectively, are net of lower of cost or market reserves and obsolescence reserves of $15.7 million and $13.9 million, respectively.

**Critical Estimate – Inventories**

In assessing the ultimate realization of inventory balance amounts, the Company is required to make judgments as to future demand requirements and compare these with the current or committed inventory levels. If actual market conditions are determined to be less favorable than those projected by management, additional inventory write-downs may be required and would be recorded through income in the period the determination is made. Additionally, the Company records reserves to adjust a substantial portion of its U.S. inventory balances to the last-in, first-out ("LIFO") method of inventory valuation. In adjusting these reserves throughout the year, the Company estimates its year-end inventory costs and quantities. At December 31 of each year, the reserves are adjusted to reflect actual year-end inventory costs and quantities. During periods of inflation, the LIFO expense usually increases and during periods of deflation it decreases. These year-end adjustments resulted in pre-tax income (expense) of $1.1 million, $1.4 million and $(2.3) million in 2008, 2007 and 2006, respectively.

The Company has not materially changed its methodology for calculating inventory reserves for the years presented.

See Note 3, Accounts Receivable and Inventories, to the Consolidated Financial Statements for additional disclosures related to these items.

**Insurance Reserves**

The Company retains a significant portion of the risk for property, workers' compensation, U.K. employers' liability, automobile, general and product liability losses. At December 31, 2008 and 2007, the Company has recorded liabilities of $97.2 million and $112.0 million, respectively, related to both asserted as well as unasserted insurance claims. At December 31, 2008 and 2007, $17.8 million and $25.9 million, respectively, is included in insurance liabilities related to claims covered by insurance carriers for which a corresponding receivable has been recorded.

**Critical Estimate – Insurance Reserves**

Reserves have been recorded based upon actuarial calculations which reflect the undiscounted estimated liabilities for ultimate losses including claims incurred but not reported. Inherent in these estimates are assumptions which are based on the Company's history of claims and losses, a detailed analysis of existing claims with respect to potential value, and current legal and legislative trends. If actual claims differ from those projected by management, changes (either increases or decreases) to insurance reserves may be required and would be recorded through income in the period the change was determined. During 2008, 2007 and 2006, the Company recorded a retrospective insurance reserve adjustment that decreased pre-tax insurance expense from continuing operations for self-insured programs by $1.8 million, $1.2 million and $1.3 million, respectively. The Company has programs in place to improve claims experience, such as aggressive claim and insured litigation management and a focused approach to workplace safety.

The Company has not materially changed its methodology for calculating insurance reserves for the years presented. There are currently no known trends, demands, commitments, events or uncertainties that are reasonably likely to occur that would materially affect the methodology or assumptions described above.

**Legal and Other Contingencies**

Reserves for contingent liabilities are recorded when it is probable that an asset has been impaired or a liability has been incurred and the loss can be reasonably estimated. Adjustments to estimated amounts are recorded as necessary based on new information or the occurrence of new events or the resolution of an uncertainty. Such adjustments are recorded in the period that the required change is identified.

**Critical Estimate – Legal and Other Contingencies**

On a quarterly basis, recorded contingent liabilities are analyzed to determine if any adjustments are required. Additionally, functional department heads within each business unit are consulted monthly to ensure all issues with a potential financial accounting impact, including possible reserves for contingent liabilities have been properly identified, addressed or disposed of. Specific issues are discussed with Corporate Management and any significant changes in reserve amounts or the adjustment or write-off of previously recorded balances must be approved by a specifically designated Corporate Officer. If necessary, outside legal counsel, other third parties or internal experts are consulted to assess the likelihood and range of outcomes for a particular issue. All approved changes in reserve amounts are monitored to ensure they are recorded in the proper period. Additionally, any significant changes in reported business unit reserve balances are reviewed to ensure the proper Corporate approval has occurred. On a quarterly basis, the Company's business units submit a reserve listing to the Corporate headquarters which is reviewed in detail. All significant reserve balances are discussed with a designated Corporate Officer to assess their validity, accuracy and completeness. Anticipated changes in reserves are identified for follow-up prior to the end of a reporting period. Any new issues that may require a reserve are also identified and discussed to ensure proper disposition. Additionally, on a quarterly basis, all significant environmental reserve balances or issues are evaluated to assess their validity, accuracy and completeness.

The Company has not materially changed its methodology for calculating legal and other contingencies for the years presented. There are currently no known trends, demands, commitments, events or uncertainties that are reasonably likely to occur that would materially affect the methodology or assumptions described above.

See Note 10, Commitments and Contingencies, to the Consolidated Financial Statements for additional disclosure on this uncertainty and other contingencies.

**Income Taxes**

The Company is subject to various federal, state and local income taxes in the taxing jurisdictions where the Company operates. At the end of each quarterly period, the Company makes its best estimate of the annual effective income tax rate and applies that rate to year-to-date income before income taxes and minority interest to arrive at the year-to-date income tax provision. As of December 31, 2008, 2007 and 2006, the Company's net effective income tax rate on income from continuing operations was 26.7%, 30.7% and 32.5%, respectively.

**Critical Estimate – Income Taxes**

The annual effective income tax rates are developed giving recognition to tax rates, tax holidays, tax credits and capital losses, as well as certain exempt income and non-deductible expenses in all of the jurisdictions where the Company does business. The income tax provision for the quarterly period is the change in the year-to-date provision from the previous quarterly period. The Company has not materially changed its methodology for calculating income tax expense for the years presented.

The Company records deferred tax assets to the extent the Company believes these assets will more-likely-than-not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operating results. In the event the Company were to determine that it would be able to realize deferred income tax assets in the future in excess of their net recorded amount, an adjustment to the valuation allowance would be made which would reduce the provision for income taxes. The valuation allowance was $21.5 million and $15.3 million as of December 31, 2008 and 2007, respectively. The valuation allowance is principally for state and international tax net operating loss carryforwards.

FASB Interpretation ("FIN") 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48") provides that a tax benefit from an uncertain position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. The Company adopted FIN 48 effective January 1, 2007. The unrecognized tax benefits that would impact the effective income tax rate at December 31, 2008 are approximately $31 million including interest and penalties.

See Note 9, Income Taxes, to the Consolidated Financial Statements for additional disclosures related to these items.

## Research and Development

The Company invested $5.3 million, $3.2 million and $2.8 million in internal research and development programs in 2008, 2007 and 2006, respectively. Internal funding for research and development was as follows:

| | Research and Development Expense | | |
|---|---|---|---|
| *(In millions)* | **2008** | 2007 | 2006 |
| Harsco Infrastructure Segment | **$2.0** | $0.7 | $0.7 |
| Harsco Metals Segment | **1.6** | 1.3 | 1.1 |
| Segment Totals | **3.6** | 2.0 | 1.8 |
| All Other Category – Harsco Minerals & Rail | **1.7** | 1.2 | 1.0 |
| Consolidated Totals | **$5.3** | $3.2 | $2.8 |

## New Financial Accounting Standards Issued

See Note 1, Summary of Significant Accounting Policies, to the Consolidated Financial Statements for disclosures on new financial accounting standards issued and their effect on the Company.

## Backlog

As of December 31, 2008, the Company's order backlog, exclusive of long-term metals industry services contracts, infrastructure-related services, roofing granules and industrial abrasives products, and minerals and metal recovery technologies services, was $639.7 million compared with $448.1 million as of December 31, 2007, a 43% increase. Of the order backlog at December 31, 2008, approximately $298.4 million or 47% is not expected to be filled in 2009. This backlog is expected to be filled in 2010.

The increase in order backlog is principally due to increased order backlog for railway track maintenance equipment as a result of orders from the Chinese Ministry of Railways, along with increased order backlog of air-cooled heat exchangers due to stable demand in the natural gas compression market. These were partially offset by decreased order backlog for railway track maintenance services and industrial grating products.

Long-term metals industry services contracts have an estimated future value of $4.1 billion at December 31, 2008 compared with $5.0 billion at December 31, 2007. The decline is primarily attributable to foreign currency translation effects. Approximately 65% of these revenues are expected to be recognized by December 31, 2011. The majority of the remaining revenues are expected to be recognized between January 1, 2012 and December 31, 2017.

Order backlog for infrastructure-related services, such as highly engineered scaffolding, shoring and forming services of the Harsco Infrastructure Segment, is excluded from the above, as these amounts are generally not quantifiable due to short order lead times for certain services, the nature and timing of the products and services provided, and equipment rentals with the ultimate length of the rental period often unknown. Order backlog for roofing granules and industrial abrasives products, and for minerals and recycling technologies services, is also not included in the total backlog amount above because it is generally not quantifiable due to short order lead times of the products and services provided. The minerals and recycling technology business does enter into contracts for some of its services. These contracts have estimated future revenues of $91.6 million as of December 31, 2008 of which 85% is expected to be filled by December 31, 2011.

## Dividend Action

The Company has paid dividends each year since 1939. Four quarterly cash dividends of $0.195 were paid in 2008, for an annual rate of $0.78, or an increase of 9.9% from 2007. In 2008, 27.2% of net earnings were paid out in dividends. There are no significant restrictions on the payment of dividends.

The Company is philosophically committed to maintaining or increasing the dividend at a sustainable level. The Board normally reviews the dividend rate periodically during the year and annually at its November meeting. At its November 2008 meeting, the Board of Directors declared the Company's 235th consecutive quarterly dividend, payable in February 2009, at $0.195 per share.

In December 2008, the Board increased the dividend rate to $0.20 per share to become effective with the next scheduled quarterly dividend declaration in early 2009. The December 2008 action increased the dividend rate by 2.6% to $0.80 per share on an annualized basis, and represented the Company's 15th consecutive year of dividend increases.

# Management's Report on Internal Control Over Financial Reporting

Management of Harsco Corporation, together with its consolidated subsidiaries (the Company), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management has assessed the effectiveness of its internal control over financial reporting as of December 31, 2008 based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing in the Company's Annual Report on Form 10-K, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008.



Salvatore D. Fazzolari
Chairman and Chief Executive Officer
February 24, 2009



Stephen J. Schnoor
Senior Vice President and Chief Financial Officer
February 24, 2009

# Report of Independent Registered Public Accounting Firm

**To the Stockholders of Harsco Corporation:**

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows, stockholders' equity and comprehensive income present fairly, in all material respects, the financial position of Harsco Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 24, 2009

# Consolidated Balance Sheets

| *(In thousands, except share and per share amounts)* | **December 31, 2008** | December 31, 2007 |
|---|---|---|
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | **$ 91,336** | $ 121,833 |
| Trade accounts receivable, net | **648,880** | 779,619 |
| Other receivables, net | **46,032** | 44,475 |
| Inventories | **309,530** | 310,931 |
| Other current assets | **104,430** | 88,016 |
| Assets held-for-sale | **5,280** | 463 |
| **Total current assets** | **1,205,488** | 1,345,337 |
| Property, plant and equipment, net | **1,482,833** | 1,535,214 |
| Goodwill, net | **631,490** | 720,069 |
| Intangible assets, net | **141,493** | 188,864 |
| Other assets | **101,666** | 115,946 |
| **Total assets** | **$3,562,970** | $3,905,430 |
| **LIABILITIES** | | |
| **Current liabilities:** | | |
| Short-term borrowings | **$ 117,854** | $ 60,323 |
| Current maturities of long-term debt | **3,212** | 8,384 |
| Accounts payable | **262,783** | 307,814 |
| Accrued compensation | **85,237** | 108,871 |
| Income taxes payable | **13,395** | 41,300 |
| Dividends payable | **15,637** | 16,444 |
| Insurance liabilities | **36,553** | 44,823 |
| Advances on contracts | **144,237** | 52,763 |
| Other current liabilities | **209,518** | 233,248 |
| **Total current liabilities** | **888,426** | 873,970 |
| Long-term debt | **891,817** | 1,012,087 |
| Deferred income taxes | **35,442** | 174,423 |
| Insurance liabilities | **60,663** | 67,182 |
| Retirement plan liabilities | **190,153** | 120,536 |
| Other liabilities | **82,793** | 91,113 |
| **Total liabilities** | **2,149,294** | 2,339,311 |
| **COMMITMENTS AND CONTINGENCIES** | | |
| **STOCKHOLDERS' EQUITY** | | |
| Preferred stock, Series A junior participating cumulative preferred stock | **–** | – |
| Common stock, par value $1.25, issued 111,139,988 and 110,932,619 shares as of December 31, 2008 and 2007, respectively | **138,925** | 138,665 |
| Additional paid-in capital | **137,083** | 128,622 |
| Accumulated other comprehensive loss | **(208,299)** | (2,501) |
| Retained earnings | **2,079,170** | 1,904,502 |
| Treasury stock, at cost (30,965,452 and 26,472,753, respectively) | **(733,203)** | (603,169) |
| **Total stockholders' equity** | **1,413,676** | 1,566,119 |
| **Total liabilities and stockholders' equity** | **$3,562,970** | $3,905,430 |

See accompanying notes to consolidated financial statements.

# Consolidated Statements of Income

| *(In thousands, except per share amounts)* | | | |
|---|---|---|---|
| *Years ended December 31* | **2008** | 2007 | 2006 [a] |
| **Revenues from continuing operations:** | | | |
| Service revenues | **$3,340,456** | $3,166,561 | $2,538,068 |
| Product revenues | **627,366** | 521,599 | 487,545 |
| Total revenues | **3,967,822** | 3,688,160 | 3,025,613 |
| **Costs and expenses from continuing operations:** | | | |
| Costs of services sold | **2,484,975** | 2,316,904 | 1,851,230 |
| Cost of products sold | **441,445** | 368,600 | 351,962 |
| Selling, general and administrative expenses | **602,169** | 538,233 | 472,790 |
| Research and development expenses | **5,295** | 3,175 | 2,846 |
| Other expenses | **21,950** | 3,443 | 2,476 |
| **Total costs and expenses** | **3,555,834** | 3,230,355 | 2,681,304 |
| **Operating income from continuing operations** | **411,988** | 457,805 | 344,309 |
| Equity in income of unconsolidated entities, net | **901** | 1,049 | 192 |
| Interest income | **3,608** | 4,968 | 3,582 |
| Interest expense | **(73,160)** | (81,383) | (60,479) |
| **Income from continuing operations before income taxes and minority interest** | **343,337** | 382,439 | 287,604 |
| Income tax expense | **(91,820)** | (117,598) | (93,354) |
| **Income from continuing operations before minority interest** | **251,517** | 264,841 | 194,250 |
| Minority interest in net income | **(5,894)** | (9,726) | (7,848) |
| **Income from continuing operations** | **245,623** | 255,115 | 186,402 |
| **Discontinued operations:** | | | |
| Income from operations of discontinued business | **–** | 26,897 | 14,070 |
| Gain (loss) on disposal of discontinued business | **(1,747)** | 41,414 | 28 |
| Income tax expense related to discontinued business | **(2,931)** | (23,934) | (4,102) |
| **Income (loss) from discontinued operations** | **(4,678)** | 44,377 | 9,996 |
| **Net income** | **$ 240,945** | $ 299,492 | $ 196,398 |
| Average shares of common stock outstanding | **83,599** | 84,169 | 83,905 |
| Basic earnings per common share: | | | |
| Continuing operations | **$ 2.94** | $ 3.03 | $ 2.22 |
| Discontinued operations | **(0.06)** | 0.53 | 0.12 |
| **Basic earnings per common share** | **$ 2.88** | $ 3.56 | $ 2.34 |
| Diluted average shares of common stock outstanding | **84,029** | 84,724 | 84,430 |
| Diluted earnings per common share: | | | |
| Continuing operations | **$ 2.92** | $ 3.01 | $ 2.21 |
| Discontinued operations | **(0.06)** | 0.52 | 0.12 |
| **Diluted earnings per common share** | **$ 2.87** [b] | $ 3.53 | $ 2.33 |

(a) *Income statement information reclassified to reflect the Gas Technologies Segment as Discontinued Operations.*
(b) *Does not total due to rounding.*

See accompanying notes to consolidated financial statements.

# Consolidated Statements of Cash Flows

| *(In thousands)* | | | |
|---|---|---|---|
| *Years ended December 31* | **2008** | 2007 | 2006 |
| **Cash flows from operating activities:** | | | |
| Net income | **$ 240,945** | $ 299,492 | $ 196,398 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | | |
| Depreciation | **307,847** | 277,397 | 245,397 |
| Amortization | **30,102** | 29,016 | 7,585 |
| Equity in income of unconsolidated entities, net | **(901)** | (1,049) | (188) |
| Dividends or distributions from affiliates | **484** | 181 | – |
| (Gain) loss on disposal of discontinued business | **1,747** | (41,414) | (28) |
| Other, net | **67,138** | (662) | 8,036 |
| Changes in assets and liabilities, net of acquisitions and dispositions of businesses: | | | |
| Accounts receivable | **34,198** | (60,721) | (27,261) |
| Inventories | **(24,238)** | (106,495) | (20,347) |
| Accounts payable | **(22,144)** | 18,268 | 13,017 |
| Accrued interest payable | **3,841** | (1,291) | 497 |
| Accrued compensation | **(15,843)** | 8,516 | 11,846 |
| Income taxes | **(76,346)** | 2,971 | 15,722 |
| Advances on contracts | **92,580** | 46,159 | (1,160) |
| Other assets and liabilities | **(65,134)** | 1,372 | (40,275) |
| **Net cash provided by operating activities** | **574,276** | 471,740 | 409,239 |
| **Cash flows from investing activities:** | | | |
| Purchases of property, plant and equipment | **(457,617)** | (443,583) | (340,173) |
| Purchase of businesses, net of cash acquired* | **(15,539)** | (254,639) | (34,333) |
| Proceeds from sales of assets | **24,516** | 317,189 | 17,650 |
| Other investing activities | **5,222** | (5,092) | (2,599) |
| **Net cash used by investing activities** | **(443,418)** | (386,125) | (359,455) |
| **Cash flows from financing activities:** | | | |
| Short-term borrowings, net | **65,239** | (137,645) | 73,050 |
| Current maturities and long-term debt: | | | |
| Additions | **975,393** | 1,023,282 | 315,010 |
| Reductions | **(996,173)** | (908,295) | (423,769) |
| Cash dividends paid on common stock | **(65,632)** | (59,725) | (54,516) |
| Common stock issued-options | **1,831** | 11,765 | 11,574 |
| Common stock acquired for treasury | **(128,577)** | – | – |
| Other financing activities | **(7,620)** | (7,069) | (5,545) |
| **Net cash used by financing activities** | **(155,539)** | (77,687) | (84,196) |
| Effect of exchange rate changes on cash | **(5,816)** | 12,645 | 14,743 |
| Net increase (decrease) in cash and cash equivalents | **(30,497)** | 20,573 | (19,669) |
| Cash and cash equivalents at beginning of period | **121,833** | 101,260 | 120,929 |
| **Cash and cash equivalents at end of period** | **$ 91,336** | $ 121,833 | $ 101,260 |
| ***Purchase of businesses, net of cash acquired** | | | |
| Working capital, other than cash | **$ (263)** | $ (17,574) | $ (2,547) |
| Property, plant and equipment | **(11,961)** | (45,398) | (15,106) |
| Other noncurrent assets and liabilities, net | **(3,315)** | (191,667) | (16,680) |
| **Net cash used to acquire businesses** | **$ (15,539)** | $(254,639) | $ (34,333) |

See accompanying notes to consolidated financial statements.

# Consolidated Statements of Stockholders' Equity

| *(In thousands, except share and per share amounts)* | Common Stock Issued | Common Stock Treasury | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Unearned Stock-Based Compensation | Total |
|---|---|---|---|---|---|---|---|
| **Balances, January 1, 2006** | $ 85,322 | $(603,225) | $154,017 | $1,526,216 | $(167,318) | $(1,118) | $ 993,894 |
| Net income | | | | 196,398 | | | 196,398 |
| Adoption of SFAS 123(R) | | | (1,118) | | | 1,118 | – |
| Cash dividends declared, $1.33 per share | | | | (55,853) | | | (55,853) |
| Translation adjustments, net of deferred income taxes of $(5,643) | | | | | 91,578 | | 91,578 |
| Cash flow hedging instrument adjustments, net of deferred income taxes of $(72) | | | | | 134 | | 134 |
| Pension liability adjustments, net of deferred income taxes of $1,307 | | | | | (5,523) | | (5,523) |
| Adoption of SFAS 158, net of deferred income taxes of $40,313 | | | | | (88,207) | | (88,207) |
| Marketable securities unrealized gains, net of deferred income taxes of $1 | | | | | 2 | | 2 |
| Stock options exercised, 234,419 shares | 292 | 19 | 11,659 | | | | 11,970 |
| Other, 1,085 shares, and 50,700 restricted stock units (net of forfeitures) | | 35 | (3) | | | | 32 |
| Amortization of unearned compensation on restricted stock units | | | 1,939 | | | | 1,939 |
| **Balances, December 31, 2006** | $ 85,614 | $(603,171) | $166,494 | $1,666,761 | $(169,334) | $ – | $1,146,364 |
| Cumulative effect from adoption of FIN 48 | | | | (499) | | | (499) |
| **Beginning Balances, January 1, 2007** | $ 85,614 | $(603,171) | $166,494 | $1,666,262 | $(169,334) | $ – | $1,145,865 |
| Net income | | | | 299,492 | | | 299,492 |
| 2-for-1 stock split, 42,029,232 shares | 52,536 | | (52,536) | | | | – |
| Cash dividends declared, $0.71 per share | | | | (61,252) | | | (61,252) |
| Translation adjustments, net of deferred income taxes of $(4,380) | | | | | 110,451 | | 110,451 |
| Cash flow hedging instrument adjustments, net of deferred income taxes of $(64) | | | | | 119 | | 119 |
| Pension liability adjustments, net of deferred income taxes of $(24,520) | | | | | 56,257 | | 56,257 |
| Marketable securities unrealized gains, net of deferred income taxes of $(3) | | | | | 6 | | 6 |
| Stock options exercised, 411,864 shares | 515 | | 11,224 | | | | 11,739 |
| Other, 90 shares, and 82,700 restricted stock units (net of forfeitures) | | 2 | 26 | | | | 28 |
| Amortization of unearned compensation on restricted stock units | | | 3,414 | | | | 3,414 |
| **Balances, December 31, 2007** | $138,665 | $(603,169) | $128,622 | $1,904,502 | $ (2,501) | $ – | $1,566,119 |
| Cumulative effect from adoption of SFAS 158 measurement date provision, net of deferred income taxes of $(413) | | | | (1,453) | 2,372 | | 919 |
| **Beginning Balances, January 1, 2008** | $138,665 | $(603,169) | $128,622 | $1,903,049 | $ (129) | $ – | $1,567,038 |
| Net income | | | | 240,945 | | | 240,945 |
| Cash dividends declared, $0.78 per share | | | | (64,824) | | | (64,824) |
| Translation adjustments, net of deferred income taxes of $85,526 | | | | | (154,572) | | (154,572) |
| Cash flow hedging instrument adjustments, net of deferred income taxes of $(7,655) | | | | | 20,812 | | 20,812 |
| Pension liability adjustments, net of deferred income taxes of $29,057 | | | | | (74,340) | | (74,340) |
| Marketable securities unrealized gains, net of deferred income taxes of $38 | | | | | (70) | | (70) |
| Stock options exercised, 121,176 shares | 152 | | 3,336 | | | | 3,488 |
| Net issuance of stock – vesting of restricted stock units, 56,847 shares | 108 | (1,457) | (108) | | | | (1,457) |
| Treasury shares repurchased, 4,463,353 shares | | (128,577) | | | | | (128,577) |
| Amortization of unearned compensation on restricted stock units, net of forfeitures | | | 5,233 | | | | 5,233 |
| **Balances, December 31, 2008** | $138,925 | $(733,203) | $137,083 | $2,079,170 | $(208,299) | $ – | $1,413,676 |

See accompanying notes to consolidated financial statements.

# Consolidated Statements of Comprehensive Income

| *(In thousands)* | | | |
|---|---|---|---|
| *Years ended December 31* | **2008** | 2007 | 2006 |
| Net income | **$ 240,945** | $299,492 | $196,398 |
| Other comprehensive income (loss): | | | |
| Foreign currency translation adjustments | **(154,572)** | 110,451 | 91,578 |
| Net gains (losses) on cash flow hedging instruments, net of deferred income taxes of $(7,681), $2 and $(40) in 2008, 2007 and 2006, respectively | **20,859** | (3) | 75 |
| Reclassification adjustment for (gain) loss on cash flow hedging instruments, net of deferred income taxes of $26, $(66) and $(32) in 2008, 2007 and 2006, respectively | **(47)** | 122 | 59 |
| Pension liability adjustments, net of deferred income taxes of $29,057, $(24,520) and $1,307 in 2008, 2007 and 2006, respectively | **(74,340)** | 56,257 | (5,523) |
| Unrealized gain (loss) on marketable securities, net of deferred income taxes of $38, $(3) and $(1) in 2008, 2007 and 2006, respectively | **(70)** | 6 | 2 |
| Other comprehensive income (loss) | **(208,170)** | 166,833 | 86,191 |
| Total comprehensive income | **$ 32,775** | $466,325 | $282,589 |

See accompanying notes to consolidated financial statements.

# Notes to Consolidated Financial Statements

## 1 Summary of Significant Accounting Policies

**Consolidation**

The consolidated financial statements include the accounts of Harsco Corporation and its majority-owned subsidiaries (the "Company"). Additionally, the Company consolidates four entities in which it has an equity interest of 49% to 50% and exercises management control. These four entities had combined revenues of approximately $172.3 million, $117.0 million and $85.6 million, or 4.3%, 3.2% and 2.8% of the Company's total revenues for the years ended 2008, 2007 and 2006, respectively. Investments in unconsolidated entities (all of which are 40-50% owned) are accounted for under the equity method. The Company does not have any off-balance sheet arrangements with unconsolidated special-purpose entities.

**Reclassifications**

Certain reclassifications have been made to prior years' amounts to conform with current year classifications. These reclassifications relate principally to the Gas Technologies Segment that is currently classified as Discontinued Operations in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") as discussed in Note 2, "Acquisitions and Dispositions." Additionally, all historical share and per share data have been restated to reflect the two-for-one stock split that was effective at the close of business on March 26, 2007. As a result of these reclassifications, certain prior amounts presented for comparative purposes will not individually agree with previously filed Forms 10-K or 10-Q.

**Cash and Cash Equivalents**

Cash and cash equivalents include cash on hand, demand deposits and short-term investments which are highly liquid in nature and have an original maturity of three months or less.

**Inventories**

Inventories are stated at the lower of cost or market. Inventories in the United States are principally accounted for using principally the last-in, first-out ("LIFO") method. Other inventories are accounted for using the first-in, first-out ("FIFO") or average cost methods.

**Depreciation**

Property, plant and equipment is recorded at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method. When property is retired from service, the cost of the retirement is charged to the allowance for depreciation to the extent of the accumulated depreciation and the balance is charged to income. Long-lived assets to be disposed of by sale are not depreciated while they are held for sale.

**Leases**

The Company leases certain property and equipment under noncancelable lease agreements. All lease agreements are evaluated and classified as either an operating lease or capital lease. A lease is classified as a capital lease if any of the following criteria are met: transfer of ownership to the Company by the end of the lease term; the lease contains a bargain purchase option; the lease term is equal to or greater than 75% of the asset's economic life; or the present value of future minimum lease payments is equal to or greater than 90% of the asset's fair market value. Operating lease expense is recognized ratably over the entire lease term, including rent abatement periods and rent holidays.

**Goodwill and Other Intangible Assets**

Goodwill is not amortized but tested for impairment at the reporting unit level. SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Accordingly, the Company performs the goodwill impairment test at the operating segment level for the Harsco Metals Segment and the All Other Category (Harsco Minerals & Rail) and at the component level for the Harsco Infrastructure Segment. The goodwill impairment tests are performed on an annual basis as of October 1 and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit's goodwill may exceed its fair value. A discounted cash flow model is used to estimate the fair value of a reporting unit. This model requires the use of long-term planning forecasts and assumptions regarding industry-specific economic conditions that are outside the control of the Company. See Note 5, "Goodwill and Other Intangible Assets," for additional information on intangible assets and goodwill impairment testing. Finite-lived intangible assets are amortized over their estimated useful lives.

**Impairment of Long-Lived Assets (Other than Goodwill)**

Long-lived assets are reviewed for impairment when events and circumstances indicate that the carrying amount of an asset may not be recoverable. The Company's policy is to record an impairment loss when it is determined that the carrying amount of the asset exceeds the sum of the expected undiscounted future cash flows resulting from use of the asset and its eventual disposition. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

# Notes to Consolidated Financial Statements

**Revenue Recognition**

Product revenues and service revenues are recognized when they are realized or realizable and when earned. Revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the buyer is fixed or determinable and collectibility is reasonably assured. Service revenues include the Harsco Metals and Harsco Infrastructure Segments as well as service revenues of the All Other Category (Harsco Minerals & Rail). Product revenues include the manufacturing businesses of the All Other Category (Harsco Minerals & Rail).

*Harsco Infrastructure Segment* – This Segment rents equipment under month-to-month rental contracts, provides services under both fixed-fee and time-and-materials short-term contracts and, to a lesser extent, sells products to customers. Equipment rentals are recognized as earned over the contractual rental period. Services provided on a fixed-fee basis are recognized over the contractual period based upon the completion of specific units of accounting (i.e., erection and dismantling of equipment). Services provided on a time-and-materials basis are recognized when earned as services are performed. Product sales revenue is recognized when title and risk of loss transfer, and when all of the revenue recognition criteria have been met.

*Harsco Metals Segment* – This Segment provides services predominantly on a long-term, volume-of-production contract basis. Contracts may include both fixed monthly fees as well as variable fees based upon specific services provided to the customer. The fixed-fee portion is recognized periodically as earned (normally monthly) over the contractual period. The variable-fee portion is recognized as services are performed and differs from period-to-period based upon the actual provision of services.

*All Other Category (Harsco Minerals & Rail)* – This category includes the Harsco Rail, Excell Minerals, Reed Minerals, IKG Industries, Patterson-Kelley, and Air-X-Changers operating segments. These operating segments principally sell products. Harsco Rail Division and the Excell Minerals Division sell products and provide services. Product sales revenue for each of these operating segments is recognized generally when title and risk of loss transfer, and when all of the revenue recognition criteria have been met. Title and risk of loss for domestic shipments generally transfers to the customer at the point of shipment. For export sales, title and risk of loss transfer in accordance with the international commercial terms included in the specific customer contract. Revenue may be recognized subsequent to the transfer of title and risk of loss for certain product sales of Harsco Rail if the specific sales contract includes a customer acceptance clause which provides for different timing. In those situations revenue is recognized after transfer of title and risk of loss and after customer acceptance. Harsco Rail also provides services predominantly on a long-term, time-and-materials contract basis. Revenue is recognized when earned as services are performed. The Excell Minerals Division also provides services predominantly on a long-term, volume-of-production contract basis. Contracts may include both fixed monthly fees as well as variable fees based upon specific services provided to the customer. The fixed-fee portion is recognized periodically as earned (normally monthly) over the contractual period. The variable-fee portion is recognized as services are performed and differs from period-to-period based upon the actual provision of services.

**Income Taxes**

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records deferred tax assets to the extent the Company believes these assets will more-likely-than-not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company were to determine that it would be able to realize deferred income tax assets in the future in excess of their net recorded amount, an adjustment to the valuation allowance would be made which would reduce the provision for income taxes.

FASB Interpretation ("FIN") 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48") provides that a tax benefit from an uncertain position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. The Company adopted FIN 48 effective January 1, 2007.

The Company recognizes interest and penalties related to unrecognized tax benefits within Income tax expense in the accompanying Consolidated Statements of Income. Accrued interest and penalties are included in Other liabilities in the Consolidated Balance Sheets.

In general, it is the practice and intention of the Company to reinvest the undistributed earnings of its non-U.S. subsidiaries. Should the Company repatriate undistributed earnings, such amounts become subject to U.S. taxation giving recognition to current tax expense and foreign tax credits upon remittance of dividends and under certain other circumstances.

**Accrued Insurance and Loss Reserves**

The Company retains a significant portion of the risk for workers' compensation, U.K. employers' liability, automobile, general and product liability losses. During 2008, 2007 and 2006, the Company recorded insurance expense from continuing operations related to these lines of coverage of approximately $43 million, $37 million and $34 million, respectively. Reserves have been recorded which reflect the undiscounted estimated liabilities including claims incurred but not reported. When a recognized liability is covered by third-party insurance, the Company records an insurance claim receivable to reflect the covered liability. Changes in the estimates of the reserves are included in net income in the period determined. During 2008, 2007 and 2006, the Company recorded retrospective insurance reserve adjustments that decreased pre-tax insurance expense from continuing operations for self-insured programs by $1.8 million, $1.2 million and $1.3 million, respectively. At December 31, 2008 and 2007, the Company has recorded liabilities of $97.2 million and $112.0 million, respectively, related to both asserted as well as unasserted insurance claims. Included in the balance at December 31, 2008 and 2007 were $17.8 million and $25.9 million, respectively, of recognized liabilities covered by insurance carriers. Amounts estimated to be paid within one year have been classified as current Insurance liabilities, with the remainder included in non-current Insurance liabilities in the Consolidated Balance Sheets.

**Warranties**

The Company has recorded product warranty reserves of $2.9 million, $2.9 million and $4.8 million as of December 31, 2008, 2007 and 2006, respectively. The Company provides for warranties of certain products as they are sold in accordance with SFAS No. 5, "Accounting for Contingencies." The following table summarizes the warranty activity for the years ended December 31, 2008, 2007 and 2006:

| **Warranty Activity** *(In thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Balance at the beginning of the period | **$ 2,907** | $ 4,805 | $ 4,962 |
| Accruals for warranties issued during the period | **3,683** | 3,112 | 3,371 |
| Reductions related to pre-existing warranties | **(1,524)** | (1,112) | (868) |
| Divestiture | **–** | (980) | – |
| Warranties paid | **(2,157)** | (2,810) | (2,731) |
| Other (principally foreign currency translation) | **(46)** | (108) | 71 |
| Balance at end of the period | **$ 2,863** | $ 2,907 | $ 4,805 |

**Foreign Currency Translation**

The financial statements of the Company's subsidiaries outside the United States, except for those subsidiaries located in highly inflationary economies and those entities for which the U.S. dollar is the currency of the primary economic environment in which the entity operates, are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rates as of the balance sheet date. Resulting translation adjustments are recorded in the cumulative translation adjustment account, a separate component of Other comprehensive income (loss). Income and expense items are translated at average monthly exchange rates. Gains and losses from foreign currency transactions are included in net income. For subsidiaries operating in highly inflationary economies, and those entities for which the U.S. dollar is the currency of the primary economic environment in which the entity operates, gains and losses on foreign currency transactions and balance sheet translation adjustments are included in net income.

**Financial Instruments and Hedging**

The Company has operations throughout the world that are exposed to fluctuations in related foreign currencies in the normal course of business. The Company seeks to reduce exposure to foreign currency fluctuations through the use of forward exchange contracts. The Company does not hold or issue financial instruments for trading purposes, and it is the Company's policy to prohibit the use of derivatives for speculative purposes. The Company has a Foreign Currency Risk Management Committee that meets periodically to monitor foreign currency risks.

The Company executes foreign currency forward exchange contracts to hedge transactions for firm purchase commitments, to hedge variable cash flows of forecasted transactions and for export sales denominated in foreign currencies. These contracts are generally for

90 days or less; however, where appropriate longer-term contracts may be utilized. For those contracts that are designated as qualified cash flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), gains or losses are recorded in Other comprehensive income (loss).

Amounts recorded in Other comprehensive income (loss) are reclassified into income in the same period or periods during which the hedged forecasted transaction affects income. The cash flows from these contracts are classified consistent with the cash flows from the transaction being hedged (e.g., the cash flows related to contracts to hedge the purchase of fixed assets are included in cash flows from investing activities, etc.). The Company also enters into certain forward exchange contracts not designated as hedges under SFAS 133. Gains and losses on these contracts are recognized in income based on fair market value. For fair value hedges of a firm commitment, the gain or loss on the derivative and the offsetting gain or loss on the hedged firm commitment are recognized currently in income.

**Earnings Per Share**

Basic earnings per share are calculated using the average shares of common stock outstanding, while diluted earnings per share reflect the dilutive effects of restricted stock units and the potential dilution that could occur if stock options were exercised. See Note 11, "Capital Stock," for additional information on earnings per share.

**Use of Estimates in the Preparation of Financial Statements**

The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

**New Financial Accounting Standards Issued**

**SFAS No. 157, "Fair Value Measurements" ("SFAS 157")**

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS 157 which formally defines fair value, creates a standardized framework for measuring fair value under GAAP, and expands fair value measurement disclosures. SFAS 157 was amended by FASB Staff Position ("FSP") No.157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP SFAS 157-1") and FSP No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP SFAS 157-2"). FSP SFAS 157-1 excludes SFAS No. 13, "Accounting for Leases," ("SFAS 13") as well as other accounting pronouncements that address fair value measurements on lease classification or measurement under SFAS 13, from the scope of SFAS 157. FSP FAS 157-2 delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008 (January 1, 2009 for the Company).

SFAS 157, as amended by FSP SFAS 157-2, was adopted by the Company as of January 1, 2008. The adoption of SFAS 157, as it relates to financial assets and financial liabilities, had no impact on the Company's financial position, results of operations or cash flows. The Company is still in the process of evaluating the impact that SFAS 157 will have on nonfinancial assets and liabilities not valued on a recurring basis (at least annually). The disclosure requirements of SFAS 157 are presented in Note 13, "Financial Instruments."

**SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160").**

In December 2007, the FASB issued SFAS 160, which amends ARB No. 51, "Consolidated Financial Statements." SFAS 160 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent's equity; consolidated net income be reported at amounts inclusive of both the parent's and noncontrolling interest's shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the Consolidated Statements of Income; if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value; and changes in a parent's ownership interest while the parent retains its controlling interest are accounted for as equity transactions. SFAS 160 became effective for the Company on January 1, 2009. Adoption of this statement had no material impact on the Company's consolidated financial position or results of operations when it became effective.

**SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)")**

In December 2007, the FASB issued SFAS 141(R) which significantly modifies the accounting for business combinations. SFAS 141(R) requires the acquiring entity in a business combination to recognize and measure the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, at their fair values as of that date, with limited exceptions. Liabilities related to contingent consideration are required to be recognized at acquisition and remeasured at fair value in each subsequent reporting period. Restructuring charges, and all pre-acquisition related costs (e.g., deal fees for attorneys, accountants and investment bankers), must be expensed in the period they are incurred. In addition, changes to acquisition-related deferred tax assets and unrecognized tax benefits recorded under FIN 48 made subsequent to the measurement period will generally impact income tax expense in that period as opposed to being recorded to goodwill. SFAS 141(R) became effective for the Company's acquisitions that are completed on or after January 1, 2009. The impact of adopting SFAS 141(R) will depend on the nature, terms and size of business combinations that occur after the effective date. The Company expensed acquisition-related costs for any business combinations not concluded prior to the January 1, 2009 effective date in accordance with the transition guidance of SFAS 141(R).

**SFAS No. 161, "Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" ("SFAS 161").** In March 2008, the FASB issued SFAS 161 which requires enhanced disclosures about the use of derivative instruments, the accounting for derivatives, and how derivatives impact financial statements to enable investors to better understand their effects on a company's financial position, financial performance and cash flows. These requirements include the disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS 161 became effective for the Company on January 1, 2009. As SFAS 161 only requires enhanced disclosures, this standard will only impact notes to the consolidated financial statements.

**FSP No. FAS 142-3 "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3")**

In April 2008, the FASB issued FSP FAS 142-3, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, in order to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other GAAP. FSP FAS 142-3 is effective prospectively for intangible assets acquired or renewed after January 1, 2009. The effect of adopting FSP FAS 142-3 will depend on the nature of intangible assets acquired after the effective date.

**FSP No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities," ("FSP EITF 03-6-1")**

In June 2008, the FASB issued FSP EITF 03-6-1 which states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 became effective for the Company on January 1, 2009. The adoption of FSP EITF 03-6-1 had no impact on the consolidated financial statements.

## 2 Acquisitions and Dispositions

**Acquisitions**

In April 2008, the Company acquired Sovereign Access Services Limited ("Sovereign"), a United Kingdom-based provider of mastclimber work platform rental equipment. Sovereign recorded revenues of approximately $7 million in 2007 and has been included in the Harsco Infrastructure Segment.

In March 2008, the Company acquired Romania-based Baviera S.R.L. ("Baviera"), a distributor of formwork and scaffolding products in Romania. Baviera recorded revenues of approximately $3 million in 2007 and has been included in the Harsco Infrastructure Segment.

In February 2008, the Company acquired Northern Ireland-based Buckley Scaffolding ("Buckley"), a provider of scaffolding and erection and dismantling services to customers in the construction, industrial and events businesses. Buckley recorded revenues of approximately $3 million in 2007 and has been included in the Harsco Infrastructure Segment.

In August 2007, the Company acquired Alexander Mill Services International ("AMSI"), a privately held company that provides services to some of the leading steel producers in Poland and Romania. AMSI also provides mill services on a smaller scale in Portugal. AMSI recorded 2006 revenues of approximately $21 million and has been included in the Harsco Metals Segment.

In August 2007, the Company acquired ZETA-TECH Associates, Inc. ("ZETA-TECH"), a Cherry Hill, NJ-based niche technical services and applied technology company serving the railway industry with specialized expertise in railway engineering services and track maintenance software. ZETA-TECH produces a range of proprietary software tools that are used by railways to regularly monitor and evaluate the performance of their rail and track assets. ZETA-TECH recorded 2006 revenues of approximately $4 million and has been included in the Company's Harsco Rail Group of the All Other Category (Harsco Minerals & Rail).

In April 2007, the Company acquired Performix Technologies, Ltd. ("Performix"), an Ohio-based company that is one of the United States' leading producers of specialty additives used by steelmakers in the ladle refining of molten steel. Performix operates from two plants in the United States and serves most of the major steelmakers in the upper Midwest and Canada. Performix recorded 2006 sales of approximately $29 million and has been included in the Harsco Metals Segment.

In February 2007, the Company acquired Excell Materials, Inc. ("Excell"), a Pittsburgh-based multinational company, for approximately $210 million, which excluded direct acquisition costs. Excell specializes in the reclamation and recycling of high-value content from principally steelmaking slag. Excell is also involved in the development of mineral-based products for commercial applications. Excell recorded 2006 sales in excess of $100 million and maintains operations at nine locations in the United States, Canada, Brazil, South Africa and Germany. Goodwill recognized in this transaction (based on foreign exchange rates at the transaction date) was $101.9 million, none of which is expected to be deductible for U.S. income tax purposes. Excell has been included in the All Other Category (Harsco Minerals & Rail) and has been renamed Excell Minerals to emphasize its long-term growth strategy.

### Dispositions

Consistent with the Company's strategic focus to grow and allocate financial resources to its industrial services businesses, on December 7, 2007, the Company sold the Gas Technologies Segment to Wind Point Partners, a private equity investment firm with offices in Chicago, Illinois. The terms of the sale include a total purchase price of $340 million, including $300 million paid in cash at closing and $40 million payable in the form of an earnout, contingent on the Gas Technologies group achieving certain performance targets in 2008 or 2009. The Company recorded a $26.4 million after-tax gain on the sale in the fourth quarter of 2007. In 2008, the Company recorded a loss from discontinued operations of $4.7 million. This comprised $1.7 million of working capital adjustments and other costs associated with this disposition, coupled with the tax effect from the final purchase price allocation. The purchase price is not final at December 31, 2008 due to final working capital adjustments as provided in the purchase agreement, and the potential earnout. This business recorded revenues and operating income of $384.9 million and $26.9 million and $397.7 million and $14.2 million, respectively, for the years ended 2007 and 2006. The Consolidated Statements of Income for the years ended 2008, 2007 and 2006 reflect the Gas Technologies Segment's results in discontinued operations.

The major classes of assets and liabilities sold as part of this transaction were as follows:

| *(In thousands)* | December 7, 2007 |
|---|---|
| **Assets** | |
| Accounts receivable, net | $ 61,444 |
| Inventories | 103,592 |
| Other current assets | 2,608 |
| Property, plant and equipment, net | 72,814 |
| Goodwill, net | 36,930 |
| Other assets | 2,617 |
| **Total assets sold** | $280,005 |
| **Liabilities** | |
| Accounts payable | $ 28,210 |
| Accrued compensation | 2,354 |
| Income taxes payable | 449 |
| Other current liabilities | 11,528 |
| Retirement plan liabilities | 959 |
| **Total liabilities sold** | $ 43,500 |

### Assets Held for Sale

Throughout the past several years, management approved the sale of certain long-lived assets throughout the Company's operations. The net property, plant and equipment reflected as assets held-for-sale in the December 31, 2008 and 2007 Consolidated Balance Sheets were $5.3 million and $0.5 million, respectively.

## 3 Accounts Receivable and Inventories

At December 31, 2008 and 2007, Trade accounts receivable of $648.9 million and $779.6 million, respectively, were net of allowances for doubtful accounts of $27.9 million and $25.6 million, respectively. The decrease in accounts receivable from December 31, 2007 related principally to foreign currency translation and lower sales levels in the fourth quarter. The provision for doubtful accounts was $12.5 million, $7.8 million and $9.2 million for 2008, 2007 and 2006, respectively. Other receivables include insurance claim receivables, employee receivables, tax claim receivables and other miscellaneous receivables not included in Trade accounts receivable, net.

Inventories consist of the following:

| **Inventories** | | |
|---|---|---|
| *(In thousands)* | **2008** | 2007 |
| Finished goods | **$156,490** | $161,013 |
| Work-in-process | **21,918** | 23,776 |
| Raw materials and purchased parts | **83,372** | 76,735 |
| Stores and supplies | **47,750** | 49,407 |
| Total inventories | **$309,530** | $310,931 |
| Valued at lower of cost or market: | | |
| Last-in, first out ("LIFO") basis | **$105,959** | $ 99,433 |
| First-in, first out ("FIFO") basis | **15,140** | 16,742 |
| Average cost basis | **188,431** | 194,756 |
| Total inventories | **$309,530** | $310,931 |

Inventories valued on the LIFO basis at December 31, 2008 and 2007 were approximately $32.8 million and $23.4 million, respectively, less than the amounts of such inventories valued at current costs.

As a result of reducing certain inventory quantities valued on the LIFO basis, net income increased from that which would have been recorded under the FIFO basis of valuation by $0.3 million in 2008, less than $0.1 million in 2007 and $0.3 million in 2006.

## 4 Property, Plant and Equipment

Property, plant and equipment consists of the following:

| (In thousands) | 2008 | 2007 |
|---|---|---|
| Land and improvements | **$ 41,913** | $ 47,250 |
| Buildings and improvements | **167,606** | 175,744 |
| Machinery and equipment | **2,905,398** | 2,997,425 |
| Uncompleted construction | **75,210** | 75,167 |
| Gross property, plant and equipment | **3,190,127** | 3,295,586 |
| Less accumulated depreciation | **(1,707,294)** | (1,760,372) |
| Net property, plant and equipment | **$ 1,482,833** | $ 1,535,214 |

The estimated useful lives of different types of assets are generally:

| | |
|---|---|
| Land improvements | 5 to 20 years |
| Buildings and improvements | 5 to 40 years |
| Machinery and equipment | 3 to 20 years |
| Leasehold improvements | Estimated useful life of the improvement or, if shorter, the life of the lease |

## 5 Goodwill and Other Intangible Assets

In connection with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") goodwill and intangible assets with indefinite useful lives are no longer amortized. Goodwill is tested for impairment at the reporting unit level on an annual basis, and between annual tests, whenever events or circumstances indicate that the carrying value of a reporting unit's goodwill may exceed its fair value. The Company has determined that the reporting units for goodwill impairment testing purposes are the Company's operating segments for the Harsco Metals Segment and the All Other Category and the component level for the Harsco Infrastructure Segment. This impairment testing is a two-step process as outlined in SFAS 142. Step one is a comparison of each reporting unit's fair value to its book value. If the fair value of the reporting unit exceeds the book value, step two of the test is not required. Step two requires the allocation of fair values to assets and liabilities as if the reporting unit had just been purchased resulting in the implied fair value of goodwill. If the carrying value of the goodwill exceeds the implied fair value, a write down to the implied fair value would be required.

The Company uses a discounted cash flow model to estimate the fair value of a reporting unit in performing step one of the testing. This model requires the use of long-term planning estimates and assumptions regarding industry-specific economic conditions that are outside the control of the Company. Assessments of future cash flows would consider, but not be limited to the following: infrastructure plant maintenance requirements; global metals production and capacity utilization; global railway track maintenance-of-way capital spending; and other drivers of the Company's businesses. Changes in the overall interest rate environment may also impact the fair market value of the Company's reporting units as this would directly influence the discount rate utilized for discounting operating cash flows, and ultimately determining a reporting unit's fair value. The Company's overall market capitalization is also a factor in evaluating the fair market values of the Company's reporting units. Significant declines in the overall market capitalization of the Company could lead to the determination that the book value of one or more of the Company's reporting units exceeds their fair value. The Company performed required annual testing for goodwill impairment as of October 1, 2008 and 2007 and all reporting units of the Company passed the step one testing thereby indicating that no goodwill impairment exists. Additionally, the Company determined that as of December 31, 2008 no interim impairment testing was necessary. However, there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

The following table reflects the changes in carrying amounts of goodwill by segment for the years ended December 31, 2007 and 2008:

**Goodwill by Segment**

| (In thousands) | Harsco Infrastructure Segment | Harsco Metals Segment | All Other Category – Harsco Minerals & Rail | Gas Technologies Segment | Consolidated Totals |
|---|---|---|---|---|---|
| Balance as of December 31, 2006, net of accumulated amortization | $241,937 | $325,492 | $ 8,137 | $ 36,914 | $612,480 |
| Goodwill acquired during year (a) | – | 13,621 | 103,935 | – | 117,556 |
| Changes to Goodwill (b) | 1,686 | (1,301) | – | – | 385 |
| Goodwill disposed during year (c) | – | – | – | (36,930) | (36,930) |
| Foreign currency translation | 11,233 | 10,499 | 4,830 | 16 | 26,578 |
| Balance as of December 31, 2007, net of accumulated amortization | $254,856 | $348,311 | $116,902 | $ – | $720,069 |
| Goodwill acquired during year (d) | 12,045 | – | – | – | 12,045 |
| Changes to Goodwill (b) | 1,262 | (4,892) | 266 | – | (3,364) |
| Foreign currency translation | (47,616) | (43,806) | (5,838) | – | (97,260) |
| Balance as of December 31, 2008, net of accumulated amortization | $220,547 | $299,613 | $111,330 | $ – | $631,490 |

(a) *Relates principally to the Excell Minerals acquisition in the All Other Category – Harsco Minerals & Rail.*
(b) *Relates principally to opening balance sheet adjustments.*
(c) *Relates to the sale of the Company's Gas Technologies Segment.*
(d) *Relates to acquisitions of Baviera S.R.L., Buckley Scaffolding and Sovereign Access Services Limited.*

Goodwill is net of accumulated amortization of $95.9 million and $103.7 million at December 31, 2008 and 2007, respectively. The reduction in accumulated amortization from December 31, 2007 is due to foreign currency translation.

Intangible assets totaled $141.5 million, net of accumulated amortization of $65.4 million at December 31, 2008 and $189.0 million, net of accumulated amortization of $45.2 million at December 31, 2007. The following table reflects these intangible assets by major category:

**Intangible Assets**

| | December 31, 2008 | | December 31, 2007 | |
|---|---|---|---|---|
| *(In thousands)* | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Customer relationships | **$138,752** | **$40,821** | $157,717 | $25,137 |
| Non-compete agreements | **1,414** | **1,196** | 3,382 | 2,952 |
| Patents | **6,316** | **4,116** | 6,805 | 4,241 |
| Other | **60,495** | **19,309** | 66,266 | 12,821 |
| Total | **$206,977** | **$65,442** | $234,170 | $45,151 |

The decrease in intangible assets for 2008 was due principally to foreign currency translation, partially offset by intangible assets acquired in the acquisitions discussed in Note 2, "Acquisitions and Dispositions." As part of these transactions, the Company acquired the following intangible assets (by major class) which are subject to amortization:

**Acquired Intangible Assets**

| *(In thousands)* | Gross Carrying Amount | Residual Value | Weighted-average amortization period |
|---|---|---|---|
| Customer relationships | $2,087 | None | 6 years |
| Non-compete agreements | 78 | None | 2 years |
| Other | 478 | None | 2 years |
| Total | $2,643 | | |

There were no research and development assets acquired and written off in 2008, 2007 or 2006.

Amortization expense for intangible assets was $28.1 million, $27.4 million and $6.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. The following table shows the estimated amortization expense for the next five fiscal years based on current intangible assets.

| *(In thousands)* | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|
| Estimated amortization expense (a) | $24,742 | $24,308 | $23,077 | $10,908 | $9,472 |

(a) *These estimated amortization expense amounts do not reflect the potential effect of future foreign currency exchange rate fluctuations.*

## 6 Debt and Credit Agreements

The Company has various credit facilities and commercial paper programs available for use throughout the world. The following table illustrates the amounts outstanding on credit facilities and commercial paper programs and available credit at December 31, 2008. These credit facilities and programs are described in more detail below the table.

| | As of December 31, 2008 | | |
|---|---|---|---|
| *(In thousands)* | Facility Limit | Outstanding Balance | Available Credit |
| U.S. commercial paper program | **$ 550,000** | **$35,943** | **$ 514,057** |
| Euro commercial paper program | **279,380** | **9,012** | **270,368** |
| Multi-year revolving credit facility (a) | **450,000** | **–** | **450,000** |
| 364-day revolving credit facility (a) | **220,000** | **50,000** | **170,000** |
| Bilateral credit facility (b) | **30,000** | **–** | **30,000** |
| Totals at December 31, 2008 | **$1,529,380** | **$94,955** | **$1,434,425** (c) |

(a) *U.S.-based program.*
(b) *International-based program.*
(c) *Although the Company has significant available credit, in practice, the Company limits aggregate commercial paper and credit facility borrowings at any one time to a maximum of $700.0 million (the aggregate amount of the back-up facilities).*

The Company has a U.S. commercial paper borrowing program under which it can issue up to $550 million of short-term notes in the U.S. commercial paper market. In addition, the Company has a 200 million euro commercial paper program, equivalent to approximately $279.4 million at December 31, 2008, which is used to fund the Company's international operations. At December 31, 2008 and 2007, the Company had $35.9 million and $333.4 million of U.S. commercial paper outstanding, respectively; and $9.0 million and $132.8 million outstanding, respectively, under its European-based commercial paper program. Additionally, the Company had $50.0 million outstanding under its 364-day revolving credit facility at December 31, 2008. These borrowings are classified as long-term debt when the Company has the ability and intent to refinance it on a long-term basis through existing long-term credit facilities. At December 31, 2008 and 2007, the Company classified $94.9 million and $8.0 million, respectively, of commercial paper and advances as short-term debt. There was no remaining commercial paper or advances to be reclassified as long-term debt at December 31, 2008, while $458.2 million was reclassified at December 31, 2007.

The Company has a multi-year revolving credit facility in the amount of $450 million, through a syndicate of 16 banks, which matures in November 2010. This facility serves as back-up to the Company's commercial paper programs. Interest rates on the facility are based upon either the announced JPMorgan Chase Bank Prime Rate, the Federal Funds Effective Rate plus a margin or LIBOR plus a margin. The Company pays a facility fee (.08% per annum as of December 31, 2008) that varies based upon its credit ratings. At December 31, 2008 and 2007, there were no borrowings outstanding on this credit facility.

In November 2008, the Company, Citibank N.A., as administrative agent, and a syndicate of nine other banks entered into a 364-day credit agreement that enables the Company to borrow up to $220 million. The facility matures in November 2009. Any borrowings outstanding at the termination of the facility may, at the Company's option, be repaid over the following 12 months. The Company has the option to increase the size of the facility at a later date to up to $300 million with the consent of the lenders. Interest rates on the facility are based upon the announced Citibank Prime Rate plus a margin, the Federal Funds Effective rate plus a margin, or LIBOR plus a margin. The Company pays a commitment fee (0.125% per annum as of entry into the facility) that varies based upon its credit ratings. At December 31, 2008, the Company had $50 million outstanding under this facility.

The Company's bilateral credit facility was amended in December 2008 to extend the maturity date to December 2009 and to reduce the amount of the credit facility to $30 million from $50 million. The reduction in amount accommodates the Company's current anticipated liquidity needs and reduces borrowing costs. The facility serves as back-up to the Company's commercial paper programs and also provides available financing for the Company's European operations. Borrowings under this facility are available in most major currencies with active markets at interest rates based upon LIBOR plus a margin. Borrowings outstanding at expiration may be repaid over the succeeding 12 months. As of December 31, 2008 and 2007, there were no borrowings outstanding on this facility.

Short-term borrowings amounted to $117.9 million and $60.3 million at December 31, 2008 and 2007, respectively. This included commercial paper and short-term advances of $94.9 million and $8.0 million at December 31, 2008 and 2007, respectively. Other than the commercial paper borrowings and advances, short-term debt was principally bank overdrafts. The weighted-average interest rate for short-term borrowings at December 31, 2008 and 2007 was 3.8% and 6.0%, respectively.

Long-term debt consists of the following:

| **Long-term Debt** *(In thousands)* | **2008** | 2007 |
|---|---|---|
| 5.75% notes due May 1, 2018 | **$446,762** | $ – |
| 7.25% British pound sterling-denominated notes due October 27, 2010 | **290,777** | 395,197 |
| 5.125% notes due September 15, 2013 | **149,247** | 149,110 |
| Commercial paper borrowings, with a weighted average interest rate of 5.2% as of December 31, 2007 | – | 458,180 |
| Faber Prest loan notes due October 31, 2008 with interest based on sterling LIBOR minus .75% (5.1% at December 31, 2007) | – | 3,120 |
| Other financing payable in varying amounts due through 2013 with a weighted average interest rate of 7.5% and 7.0% as of December 31, 2008 and 2007, respectively | **8,243** | 14,864 |
| | **895,029** | 1,020,471 |
| Less: current maturities | **(3,212)** | (8,384) |
| | **$891,817** | $1,012,087 |

As reflected in the above table, in May 2008, the Company completed an offering in the United States of 5.75%, ten-year senior notes totaling $450.0 million. Net proceeds of $446.6 million were used to reduce the Company's U.S. and euro commercial paper borrowings by $286.4 million and $160.2 million, respectively. The notes include a covenant that permits the note holders to redeem their notes at 101% of par in the event of a change in control of the Company, or disposition of a significant portion of the Company's assets in combination with a downgrade of the Company's credit rating to non-investment grade.

The Company's credit facilities and certain notes payable agreements contain covenants requiring a minimum net worth of $475 million and a maximum debt to capital ratio of 60%. Additionally, the Company's 7.25% British pound sterling-denominated notes, due October 27, 2010, and its 5.75% notes, due May 2018, also include covenants that permit the note holders to redeem their notes, at par and 101% of par, respectively, in the event of a change of control of the Company or disposition of a significant portion of the Company's assets in combination with the Company's credit rating being downgraded to non-investment grade. At December 31, 2008, the Company was in compliance with these covenants.

The maturities of long-term debt for the four years following December 31, 2009 are as follows:

| *(In thousands)* | |
|---|---|
| 2010 | $293,192 |
| 2011 | 1,911 |
| 2012 | 699 |
| 2013 | 149,253 |

Cash payments for interest on all debt from continuing operations were $71.6 million, $80.3 million and $59.7 million in 2008, 2007 and 2006, respectively.

## 7 Leases

The Company leases certain property and equipment under noncancelable operating leases. Rental expense (for continuing operations) under such operating leases was $65.0 million, $70.4 million and $69.6 million in 2008, 2007 and 2006, respectively.

Future minimum payments under operating leases with noncancelable terms are as follows:

| *(In thousands)* | |
|---|---|
| 2009 | $55,592 |
| 2010 | 36,200 |
| 2011 | 25,029 |
| 2012 | 18,133 |
| 2013 | 14,742 |
| After 2013 | 37,811 |

Total minimum rentals to be received in the future under noncancelable subleases as of December 31, 2008 are $8.9 million.

## 8 Employee Benefit Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"). The Company adopted the recognition provisions of SFAS 158 effective December 31, 2006.

SFAS 158 also requires the consistent measurement of plan assets and benefit obligations as of the date of the Company's fiscal year-end statement of financial position effective for the year ending December 31, 2008. Since the Company previously used an October 31 measurement date for its United States defined benefit pension plans and a September 30 measurement date for most of its international defined benefit pension plans, the standard required the Company to change those measurement dates in 2008 to December 31. In order to record the effects of the change to a December 31 measurement date, the Company chose to use the measurements determined as of October 31, 2007 and September 30, 2007 and estimate the net periodic benefit cost for the 14-month and 15-month periods, respectively, ending December 31, 2008, exclusive of any curtailment or settlement gains or losses. Amounts allocated proportionately to the 2-month and 3-month periods ended December 31, 2007 (the "short periods") were recorded as an adjustment to retained earnings, effective January 1, 2008. The remaining costs were recognized as net periodic pension expense during the year ended December 31, 2008. The following table sets forth the adjustments to retained earnings and Accumulated other comprehensive income ("AOCI") resulting from the measurement date change, net of tax for the short periods:

**Impact of SFAS 158 Measurement Date Change**

| | U. S. Defined Benefit Pension Plans | | International Defined Benefit Pension Plans | | Other Post-Retirement Benefit Plans | |
|---|---|---|---|---|---|---|
| *(In thousands)* | Retained Earnings | AOCI | Retained Earnings | AOCI | Retained Earnings | AOCI |
| Service cost, interest cost and expected return on plan assets | $ 576 | $ – | $ 364 | $ – | $(21) | $ – |
| Amortization of prior service cost and actuarial gain (loss) | (169) | 169 | (2,207) | 2,207 | 4 | (4) |
| Net adjustment recognized | $ 407 | $169 | $(1,843) | $2,207 | $(17) | $(4) |

**Pension Benefits**

The Company has pension and profit sharing retirement plans covering a substantial number of its employees. The defined benefits for salaried employees generally are based on years of service and the employee's level of compensation during specified periods of employment. Defined benefit plans covering hourly employees generally provide benefits of stated amounts for each year of service. The multi-employer plans in which the Company participates provide benefits to certain unionized employees. The Company's funding policy for qualified plans is consistent with statutory regulations and customarily equals the amount deducted for income tax purposes. The Company also makes periodic voluntary contributions as recommended by its pension committee. The Company's policy is to amortize prior service costs of defined benefit pension plans over the average future service period of active plan participants.

In an effort to mitigate a portion of the increased pension expense for 2009, the Company implemented plan design changes for certain international defined benefit pension plans, principally in the Harsco Metals Segment, so that accrued service is no longer granted for periods after December 31, 2008. As a result, for most of the U.S. defined benefit pension plans and a majority of international defined benefit pension plans, accrued service is no longer granted. In place of these plans, the Company has established defined contribution pension plans providing for the Company to contribute a specified matching amount for participating employees' contributions to the plan. Domestically, this match is made on employee contributions up to four percent of their eligible compensation. Additionally, the Company may provide a discretionary contribution of up to two percent of compensation for eligible employees. The two percent discretionary contribution was recorded for 2007 and 2006, and paid in February of the subsequent year. Internationally, this match is up to six percent of eligible compensation with an additional two percent going towards insurance and administrative costs.

The Company believes the defined contribution plans will provide a more predictable and less volatile pension expense than exists under the defined benefit plans.

| (In thousands) | U.S. Plans 2008 | U.S. Plans 2007 | U.S. Plans 2006 | International Plans 2008 | International Plans 2007 | International Plans 2006 |
|---|---|---|---|---|---|---|
| **Pension Expense (Income)** | | | | | | |
| Defined benefit plans: | | | | | | |
| Service cost | **$ 1,740** | $ 3,033 | $ 3,685 | **$ 8,729** | $ 9,031 | $ 9,168 |
| Interest cost | **15,197** | 15,511 | 14,919 | **50,146** | 50,118 | 43,506 |
| Expected return on plan assets | **(23,812)** | (22,943) | (19,942) | **(58,166)** | (61,574) | (52,081) |
| Recognized prior service costs | **333** | 686 | 742 | **897** | 938 | 1,446 |
| Recognized losses | **1,167** | 1,314 | 2,949 | **10,317** | 15,254 | 12,882 |
| Amortization of transition (asset) liability | **–** | – | (361) | **29** | 36 | 36 |
| Settlement/Curtailment loss (gain) | **(620)** | 2,091 | 78 | **1,536** | – | (51) |
| Defined benefit plans pension (income) expense | **(5,995)** | (308) | 2,070 | **13,488** | 13,803 | 14,906 |
| Less Discontinued Operations included in above | **(694)** | 2,748 | 1,848 | **–** | 477 | 447 |
| Defined benefit plans pension (income) expense – continuing operations | **(5,301)** | (3,056) | 222 | **13,488** | 13,326 | 14,459 |
| Multi-employer plans (a) | **15,231** | 13,552 | 10,560 | **10,143** | 10,361 | 8,662 |
| Defined contribution plans (a) | **6,969** | 8,999 | 7,544 | **7,894** | 7,589 | 6,518 |
| Pension expense – continuing operations | **$ 16,899** | $ 19,495 | $ 18,326 | **$ 31,525** | $ 31,276 | $ 29,639 |

(a) *Excludes discontinued operations.*

In 2008, the Company recognized a settlement gain of $0.9 million related to the Gas Technologies Segment that was sold in December 2007. The settlement gain was recognized upon final transfer of pension assets and liabilities to an authorized trust established by the purchaser of the Segment and is included above in U.S. Plans discontinued operations. Also in 2008, the Company implemented plan design changes for certain domestic and international defined benefit pension plans so that accrued service is no longer granted for periods after December 31, 2008. These actions resulted in a net curtailment loss of $1.5 million. See Note 17, "2008 Restructuring Program" for additional information.

In 2007, the Company recognized a $2.1 million curtailment loss in connection with the remeasurement of plan obligations related to the divestiture of the Gas Technologies Segment.

The change in the financial status of the pension plans and amounts recognized in the Consolidated Balance Sheets at December 31, 2008 and 2007 are as follows:

**Defined Benefit Pension Benefits**

| (In thousands) | U. S. Plans 2008 | U. S. Plans 2007 | International Plans 2008 | International Plans 2007 |
|---|---|---|---|---|
| **Change in benefit obligation:** | | | | |
| Benefit obligation at beginning of year | **$268,710** | $266,441 | **$987,894** | $981,618 |
| Service cost | **1,740** | 3,033 | **8,729** | 9,031 |
| Interest cost | **15,197** | 15,511 | **50,146** | 50,118 |
| Plan participants' contributions | **–** | – | **2,311** | 2,354 |
| Amendments | **890** | 349 | **(111)** | – |
| Adoption of SFAS 158 measurement date change | **598** | – | **5,154** | – |
| Actuarial loss (gain) | **(10,145)** | (1,857) | **(58,507)** | (39,523) |
| Settlements/curtailments | **–** | (1,315) | **(10,388)** | – |
| Benefits paid | **(15,721)** | (13,452) | **(35,695)** | (40,156) |
| Divestiture of Gas Technologies Segment | **(22,922)** | – | **(678)** | – |
| Effect of foreign currency | **–** | – | **(250,019)** | 24,452 |
| Benefit obligation at end of year | **$238,347** | $268,710 | **$698,836** | $987,894 |
| **Change in plan assets:** | | | | |
| Fair value of plan assets at beginning of year | **$311,193** | $271,899 | **$ 905,849** | $829,927 |
| Actual return on plan assets | **(83,794)** | 49,731 | **(99,645)** | 58,477 |
| Employer contributions | **1,600** | 3,015 | **28,865** | 39,016 |
| Plan participants' contributions | **–** | – | **2,310** | 2,354 |
| Settlements/curtailments | **–** | – | **(237)** | – |
| Benefits paid | **(15,721)** | (13,452) | **(34,182)** | (38,987) |
| Adoption of SFAS 158 measurement date change | **(2,495)** | – | **(5,946)** | – |
| Divestiture of Gas Technologies Segment | **(21,097)** | – | **–** | – |
| Effect of foreign currency | **–** | – | **(238,257)** | 15,062 |
| Fair value of plan assets at end of year | **$189,686** | $311,193 | **$ 558,757** | $905,849 |
| Funded status at end of year | **$ (48,661)** | $ 42,483 | **$(140,079)** | $ (82,045) |

# Notes to Consolidated Financial Statements

The actual return on the Company's U.S. and international plans' assets reflects the decline in pension asset values during the second half of 2008. This decline was due to the financial crisis and the deterioration of global economic conditions.

**Defined Benefit Pension Benefits**

| (In thousands) | U. S. Plans 2008 | U. S. Plans 2007 | International Plans 2008 | International Plans 2007 |
|---|---|---|---|---|
| **Amounts recognized in the Consolidated Balance Sheets consist of the following:** | | | | |
| Noncurrent assets | **$ 232** | $ 70,154 | **$ 5,072** | $ 9,604 |
| Current liabilities | **(2,111)** | (1,172) | **(1,897)** | (1,446) |
| Noncurrent liabilities | **(46,782)** | (26,499) | **(143,254)** | (90,203) |
| Accumulated other comprehensive loss before tax | **109,523** | 9,947 | **260,765** | 246,526 |

Amounts recognized in Accumulated other comprehensive loss consist of the following:

| (In thousands) | U. S. Plans 2008 | U. S. Plans 2007 | International Plans 2008 | International Plans 2007 |
|---|---|---|---|---|
| Net actuarial loss | **$107,672** | $8,346 | **$257,393** | $240,193 |
| Prior service cost | **1,851** | 1,601 | **3,184** | 6,026 |
| Transition obligation | **–** | – | **188** | 307 |
| Total | **$109,523** | $9,947 | **$260,765** | $246,526 |

The estimated amounts that will be amortized from Accumulated other comprehensive loss into defined benefit pension expense in 2009 are as follows:

| (In thousands) | U. S. Plans | International Plans |
|---|---|---|
| Net actuarial loss | $10,098 | $15,206 |
| Prior service cost | 351 | 357 |
| Transition obligation | – | 26 |
| Total | $10,449 | $15,589 |

The Company's estimate of expected contributions to be paid in year 2009 for the U.S. defined benefit plans is $4.4 million and for the international defined benefit plans is $33.5 million.

Contributions to multi-employer pension plans were $26.1 million, $24.2 million and $18.3 million in years 2008, 2007 and 2006, respectively. For defined contribution plans, payments were $18.8 million, $16.6 million and $13.7 million for years 2008, 2007 and 2006, respectively.

### Future Benefit Payments

The expected benefit payments for defined benefit plans over the next ten years are as follows:

| (In millions) | U.S.Plans | International Plans |
|---|---|---|
| 2009 | $15.8 | $32.8 |
| 2010 | 15.0 | 32.8 |
| 2011 | 16.1 | 34.6 |
| 2012 | 16.0 | 35.4 |
| 2013 | 17.8 | 35.1 |
| 2014–2018 | 90.0 | 184.0 |

### Net Periodic Pension Expense Assumptions

The weighted-average actuarial assumptions used to determine the net periodic pension expense for the years ended December 31 were as follows:

**Global Weighted Average**

| December 31 | 2008 | 2007 | 2006 |
|---|---|---|---|
| Discount rates | **5.9%** | 5.3% | 5.3% |
| Expected long-term rates of return on plan assets | **7.6%** | 7.6% | 7.6% |
| Rates of compensation increase | **3.6%** | 3.3% | 3.4% |

| December 31 | U.S. Plans 2008 | U.S. Plans 2007 | U.S. Plans 2006 | International Plans 2008 | International Plans 2007 | International Plans 2006 |
|---|---|---|---|---|---|---|
| Discount rates | **6.2%** | 5.9% | 5.9% | **5.8%** | 5.1% | 5.2% |
| Expected long-term rates of return on plan assets | **8.3%** | 8.3% | 8.3% | **7.3%** | 7.3% | 7.4% |
| Rates of compensation increase | **4.8%** | 4.5% | 4.4% | **3.5%** | 3.2% | 3.2% |

The expected long-term rates of return on plan assets for the 2009 pension expense are 8.00% for the U.S. plans and 7.1% for the international plans.

### Defined Benefit Pension Obligation Assumptions

The weighted-average actuarial assumptions used to determine the defined benefit pension plan obligations at December 31 were as follows:

**Global Weighted Average**

| December 31 | 2008 | 2007 | 2006 |
|---|---|---|---|
| Discount rates | **6.1%** | 5.9% | 5.3% |
| Rates of compensation increase | **3.4%** | 3.6% | 3.3% |

| December 31 | U.S. Plans 2008 | U.S. Plans 2007 | U.S. Plans 2006 | International Plans 2008 | International Plans 2007 | International Plans 2006 |
|---|---|---|---|---|---|---|
| Discount rates | **6.1%** | 6.2% | 5.9% | **6.0%** | 5.8% | 5.1% |
| Rates of compensation increase | **4.0%** | 4.8% | 4.5% | **3.4%** | 3.5% | 3.2% |

The U.S. discount rate was determined using a yield curve that was produced from a universe containing over 300 U.S.-issued, AA-graded corporate bonds, all of which were noncallable (or callable with make-whole provisions), and excluding the 10% of the bonds with the highest yields and the 10% with the lowest yields. The discount rate was then developed as the level-equivalent rate that would produce the same present value as that using spot rates to discount the projected benefit payments. For international plans, the discount rate is aligned to corporate bond yields in the local markets, normally AA-rated corporations. The process and selection seeks to approximate the cash outflows with the timing and amounts of the expected benefit payments. As of the measurement dates, these international rates have increased by 20 basis points from the prior year.

### Accumulated Benefit Obligations

The accumulated benefit obligation for all defined benefit pension plans at December 31 was as follows:

| (In millions) | U.S.Plans | International Plans |
|---|---|---|
| 2008 | **$237.8** | **$687.7** |
| 2007 | $257.0 | $899.4 |

### Plans with Accumulated Benefit Obligation in Excess of Plan Assets

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at December 31 were as follows:

| | U. S. Plans | | International Plans | |
|---|---|---|---|---|
| (In millions) | **2008** | 2007 | **2008** | 2007 |
| Projected benefit obligation | **$228.7** | $38.1 | **$659.5** | $88.5 |
| Accumulated benefit obligation | **228.5** | 34.8 | **656.1** | 83.1 |
| Fair value of plan assets | **179.8** | 10.5 | **517.3** | 51.7 |

The asset allocations attributable to the Company's U.S. defined benefit pension plans at December 31, 2008, and October 31, 2007 and the target allocation of plan assets for 2009, by asset category, are as follows:

| U.S. Plans Asset Category | Target Long-Term Allocation | Percentage of Plan Assets at December 31, 2008 | Percentage of Plan Assets at October 31, 2007 |
|---|---|---|---|
| Domestic Equity Securities | 45%–55% | **42.5%** | 54.1% |
| Fixed Income Securities | 27%–37% | **39.6%** | 25.5% |
| International Equity Securities | 4.5%–14.5% | **8.8%** | 13.0% |
| Cash & Cash Equivalents | 0%–5% | **1.4%** | 0.9% |
| Other | 4%–12% | **7.7%** | 6.5% |

Plan assets are allocated among various categories of equities, fixed income, cash and cash equivalents with professional investment managers whose performance is actively monitored. The primary investment objective is long-term growth of assets in order to meet present and future benefit obligations. The Company periodically conducts an asset/liability modeling study and accordingly adjusts investments among and within asset categories to ensure the long-term investment strategy is aligned with the profile of benefit obligations.

The Company reviews the long-term expected return-on-asset assumption on a periodic basis taking into account a variety of factors including the historical investment returns achieved over a long-term period, the targeted allocation of plan assets and future expectations based on a model of asset returns for an actively managed portfolio, inflation and administrative/other expenses. The model simulates 500 different capital market results over 15 years. For 2009, the expected return-on-asset assumption for U.S. plans is 8.00%, as compared with the expected return-on-asset assumption for 2008 which was 8.25%. The decrease reflects the impact of the financial crisis that began in the second half of 2008 and the long-term effect on recovery.

The U.S. defined benefit pension plans assets include 434,088 shares of the Company's stock valued at $12.0 million at December 31, 2008 and 765,280 shares of the Company's common stock valued at $46.4 million at October 31, 2007. These shares represented 6.4% and 14.4%, respectively, of total plan assets. Dividends paid to the pension plans on the Company stock amounted to $0.3 million in 2008 and $0.5 million in 2007.

The asset allocations attributable to the Company's international defined benefit pension plans at December 31, 2008 and September 30, 2007 and the target allocation of plan assets for 2009, by asset category, are as follows:

| International Plans Asset Category | Target Long-Term Allocation | Percentage of Plan Assets at December 31, 2008 | Percentage of Plan Assets at September 30, 2007 |
|---|---|---|---|
| Equity Securities | 50.0% | **42.0%** | 54.3% |
| Fixed Income Securities | 40.0% | **47.4%** | 40.3% |
| Cash & Cash Equivalents | 5.0% | **0.2%** | 0.7% |
| Other | 5.0% | **10.4%** | 4.7% |

Plan assets as of December 31, 2008, in the U.K. defined benefit pension plan amounted to 85.6% of the international pension assets. These assets are allocated among various categories of equities, fixed income, cash and cash equivalents with professional investment managers whose performance is actively monitored. The primary investment objective is long-term growth of assets in order to meet present and future benefit obligations. The Company periodically conducts asset/liability modeling studies and accordingly adjusts investment amounts within asset categories to ensure the long-term investment strategy is aligned with the profile of benefit obligations.

For the international long-term rate-of-return assumption, the Company considered the current level of expected returns in risk-free investments (primarily government bonds), the historical level of the risk premium associated with other asset classes in which the portfolio is invested and the expectations for future returns of each asset class and plan expenses. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate-of-return on assets. The Company's expected rate-of-return assumption for the U.K. plan was 7.23% and 7.5% for 2009 and 2008, respectively. The remaining international pension plans with assets representing 14.4% of the international pension assets are under the guidance of professional investment managers and have similar investment objectives.

The impact of adopting the recognition provisions of SFAS 158 effective December 31, 2006 has been reflected in the consolidated financial statements as of December 31, 2008, 2007 and 2006 and the incremental effect of applying SFAS 158 to pension benefits is disclosed below.

**Incremental Effect on Consolidated Balance Sheet of Adopting the Recognition Provisions of SFAS 158 for Pension Plans – December 31, 2006**

| *(In thousands)* | Balance Sheet Before Adopting SFAS 158 [a] | Adjustments to Adopt SFAS 158 | Balance Sheet After Adopting SFAS 158 [a] |
|---|---|---|---|
| Assets: | | | |
| Other assets | $164,571 | $(92,881) | $ 71,690 |
| Liabilities: | | | |
| Other current liabilities | $210,061 | $ 1,716 | $ 211,777 |
| Retirement plan liabilities | 186,014 | 3,443 | 189,457 |
| Deferred income tax liabilities | 113,425 | (9,833) | 103,592 |
| Stockholders' Equity: | | | |
| Accumulated other comprehensive loss | $ (81,127) | $(88,207) | $(169,334) |

(a) *Balances represent major captions as presented on the Consolidated Balance Sheet.*

### Postretirement Benefits

The Company has postretirement health care benefits for a limited number of employees mainly under plans related to acquired companies and postretirement life insurance benefits for certain hourly employees. The costs of health care and life insurance benefits are accrued for current and future retirees and are recognized as determined under the projected unit credit actuarial method. Under this method, the Company's obligation for postretirement benefits is to be fully accrued by the date employees attain full eligibility for such benefits. The Company's postretirement health care and life insurance plans are unfunded. Effective December 31, 2008, the Company uses a December 31 measurement date for its postretirement benefit plans in accordance with the provisions of SFAS 158.

| *(In thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| **Postretirement Benefits Expense (Income)** | | | |
| Service cost | **$ 4** | $ 5 | $ 5 |
| Interest cost | **187** | 182 | 186 |
| Recognized prior service costs | **3** | 3 | 3 |
| Recognized gains | **(26)** | (126) | (38) |
| Curtailment gains | **–** | (82) | (20) |
| Postretirement benefit expense (income) | **$168** | $ (18) | $136 |

The changes in the postretirement benefit liability recorded in the Consolidated Balance Sheets are as follows:

| **Postretirement Benefits** *(In thousands)* | **2008** | 2007 |
|---|---|---|
| **Change in benefit obligation:** | | |
| Benefit obligation at beginning of year | **$ 3,202** | $ 3,193 |
| Effect of eliminating early measurement date | **33** | – |
| Service cost | **4** | 5 |
| Interest cost | **187** | 182 |
| Actuarial loss | **223** | 52 |
| Benefits paid | **(260)** | (240) |
| Acquisitions | **–** | 85 |
| Curtailment | **–** | (39) |
| Settlement | **–** | (36) |
| Benefit obligation at end of year | **$ 3,389** | $ 3,202 |
| **Amounts recognized in the statement of financial position consist of the following:** | | |
| Current liability | **$ (333)** | $ (300) |
| Noncurrent liability | **(3,056)** | (2,902) |
| Net amount recognized | **$(3,389)** | $(3,202) |
| **Amounts recognized in Accumulated other comprehensive income consist of the following:** | | |
| Net actuarial loss (gain) | **$198** | $(62) |
| Prior service cost | **9** | 18 |
| Net amount recognized (before tax adjustment) | **$207** | $(44) |

The estimated amounts that will be amortized from Accumulated other comprehensive income into net periodic benefit cost are as follows:

| | 2009 |
|---|---|
| Actuarial loss | $3 |
| Prior service cost | 2 |
| Total | $5 |

The actuarial assumptions used to determine the postretirement benefit obligation are as follows:

| *(Dollars in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Assumed discount rate | **6.10%** | 6.17% | 5.87% |
| Health care cost trend rate | **8.50%** | 9.00% | 9.00% |
| Decreasing to ultimate rate | **5.00%** | 5.00% | 5.00% |
| Effect of one percent increase in health care cost trend rate: | | | |
| On total service and interest cost components | **$ 10** | $ 8 | $ 10 |
| On postretirement benefit obligation | **202** | 164 | 144 |
| Effect of one percent decrease in health care cost trend rate: | | | |
| On total service and interest cost components | **$ (9)** | $ (8) | $ (9) |
| On postretirement benefit obligation | **(182)** | (148) | (130) |

It is anticipated that the health care cost trend rate will decrease from 8.5% in 2009 to 5.0% in the year 2016.

The assumed discount rates to determine the postretirement benefit expense for the years 2008, 2007 and 2006 were 6.17%, 5.87% and 5.87%, respectively.

The Company's expected benefit payments over the next ten years are as follows:

| *(In thousands)* | Benefits Payments |
|---|---|
| 2009 | $ 333 |
| 2010 | 335 |
| 2011 | 334 |
| 2012 | 331 |
| 2013 | 326 |
| 2014–2018 | 1,482 |

During 2008, the Company decided to no longer file for Medicare Part D federal subsidies that would provide retiree drug coverage, as the administrative cost associated with pursuing the reimbursement is expected to exceed the benefits received. Therefore, the Company does not expect any future subsidy payments under the Medicare Modernization Act.

**Savings Plan**

Prior to January 1, 2004, the Company had a 401(k) Savings Plan ("the Savings Plan") which covered substantially all U.S. employees with the exception of employees represented by a collective bargaining agreement, unless the agreement expressly provides otherwise. Effective January 1, 2004, certain U.S. employees previously covered by the Savings Plan were transferred into the Harsco Retirement Savings and Investment Plan ("HRSIP"), which is a defined contribution pension plan. The transferred employees were those whose credited years of service under the qualified Defined Benefit Pension Plan were frozen as of December 31, 2003. Employees whose credited service was not frozen as of December 31, 2003 remained in the Savings Plan. The expenses related to the HRSIP are included in the defined contribution pension plans disclosure in the Pension Benefits section of this footnote.

Employee contributions to the Savings Plan are generally determined as a percentage of covered employees' compensation. The continuing operations expense for contributions to the Savings Plan by the Company was $0.8 million, $0.6 million and $0.6 million for 2008, 2007 and 2006, respectively.

Employee directed investments in the Savings Plan and HRSIP include the following amounts of Company stock:

**Company Shares in Plans**

| | **December 31, 2008** | | December 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|---|---|
| *(Dollars in millions)* | **Number of Shares** | **Fair Market Value** | Number of Shares | Fair Market Value | Number of Shares [a] | Fair Market Value |
| Savings Plan | **1,129,708** | **$31.3** | 1,435,289 | $ 92.0 | 1,714,298 | $65.2 |
| HRSIP | **1,751,098** | **48.5** | 1,783,462 | 114.3 | 1,818,474 | 69.2 |

(a) *Adjusted to reflect the March 2007 stock split.*

**Executive Incentive Compensation Plan**

The amended 1995 Executive Incentive Compensation Plan provides the basis for determination of annual incentive compensation awards under a performance-based Economic Value Added (EVA) plan. Actual cash awards are usually paid in January or February of the following year. The Company accrues amounts reflecting the estimated value of incentive compensation anticipated to be earned for the year. Total executive incentive compensation expense for continuing operations was $9.4 million, $12.1 million and $7.0 million in 2008, 2007 and 2006, respectively. The expenses include performance-based restricted stock units ("RSUs") that were granted to certain officers and key employees of the Company. See Note 12, "Stock-Based Compensation," for additional information on the equity component of executive compensation.

## 9 Income Taxes

Income from continuing operations before income taxes and minority interest in the Consolidated Statements of Income consists of the following:

| *(In thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| United States | **$ 98,842** | $110,926 | $ 69,620 |
| International | **244,495** | 271,513 | 217,984 |
| Total income before income taxes and minority interest | **$343,337** | $382,439 | $287,604 |
| Income tax expense (benefit): | | | |
| Currently payable: | | | |
| Federal | **$ 33,873** | $ 37,917 | $ 33,525 |
| State | **1,988** | 8,670 | 2,338 |
| International | **54,817** | 68,688 | 56,156 |
| Total income taxes currently payable | **90,678** | 115,275 | 92,019 |
| Deferred federal and state | **1,478** | (3,695) | (1,328) |
| Deferred international | **(336)** | 6,018 | 2,663 |
| Total income tax expense | **$ 91,820** | $117,598 | $ 93,354 |

Cash payments for income taxes, including Discontinued Operations, were $120.6 million, $125.4 million and $98.9 million for 2008, 2007 and 2006, respectively.

# Notes to Consolidated Financial Statements

The following is a reconciliation of the normal expected statutory U.S. federal income tax rate to the effective rate as a percentage of Income from continuing operations before income taxes and minority interest as reported in the Consolidated Statements of Income:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| U.S. federal income tax rate | **35.0%** | 35.0% | 35.0% |
| State income taxes, net of federal income tax benefit | **0.8** | 1.0 | 0.7 |
| Export sales corporation benefit/domestic manufacturing deduction | **(0.2)** | (0.3) | (0.3) |
| Deductible 401(k) dividends | **(0.2)** | (0.2) | (0.3) |
| Difference in effective tax rates on international earnings and remittances | **(7.7)** | (3.7) | (2.5) |
| FIN 48 tax contingencies and settlements | **(0.5)** | 0.1 | (0.3) |
| Cumulative effect in change in statutory tax rates | **(0.4)** | (0.7) | – |
| Other, net | **(0.1)** | (0.5) | 0.2 |
| Effective income tax rate | **26.7%** | 30.7% | 32.5% |

The difference in effective tax rates on international earnings and remittances from 2006 to 2008 was primarily due to increased earnings in jurisdictions with lower tax rates and the Company increasing its designation of certain international earnings as permanently reinvested.

The difference in effective tax rates for FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48") tax contingencies and settlements from 2007 to 2008 resulted from the recognition of previously unrecognized tax benefits in various state and foreign jurisdictions.

The tax effects of the primary temporary differences giving rise to the Company's deferred tax assets and liabilities for the years ended December 31, 2008 and 2007 are as follows:

**Deferred Income Taxes**

| | 2008 | | 2007 | |
|---|---|---|---|---|
| *(In thousands)* | **Asset** | **Liability** | Asset | Liability |
| Depreciation | **$ –** | **$152,750** | $ – | $142,102 |
| Expense accruals | **30,371** | **–** | 32,074 | – |
| Inventories | **4,866** | **–** | 4,020 | – |
| Provision for receivables | **2,587** | **–** | 2,093 | – |
| Postretirement benefits | **1,223** | **–** | 1,157 | – |
| Deferred revenue | **–** | **7,704** | – | 3,430 |
| Operating loss carryforwards | **21,211** | **–** | 14,954 | – |
| Deferred foreign tax credits | **3,601** | **–** | – | – |
| Pensions | **58,226** | **–** | 24,631 | 18,754 |
| Currency adjustments and outside basis differences on foreign investments | **71,030** | **–** | – | 13,120 |
| Other | **11,240** | **–** | – | 12,961 |
| Subtotal | **204,355** | **160,454** | 78,929 | 190,367 |
| Valuation allowance | **(21,459)** | **–** | (15,317) | – |
| Total deferred income taxes | **$182,896** | **$160,454** | $ 63,612 | $190,367 |

The deferred tax asset and liability balances are included in the following Consolidated Balance Sheets line items:

**Deferred Income Tax Assets (Liabilities)**

| | December 31 | |
|---|---|---|
| *(In thousands)* | **2008** | 2007 |
| Other current assets | **$ 35,065** | $ 37,834 |
| Other assets | **27,013** | 15,535 |
| Other current liabilities | **(4,194)** | (5,701) |
| Deferred income taxes | **(35,442)** | (174,423) |

At December 31, 2008, the tax effected amount of net operating loss carryforwards ("NOLs") totaled $21.2 million. Tax effected NOLs from international operations are $13.5 million. Of that amount, $12.7 million can be carried forward indefinitely, and $0.8 million will expire at various times between 2012 and 2023. Tax effected U.S. federal NOLs are $0.4 million, expire in 2018, and relate to preacquisition NOLs. Tax effected U.S. state NOLs are $7.3 million. Of that amount, $0.1 million expire at various times between 2009 and 2015, $4.8 million expire at various times between 2016 and 2023, and $2.4 million expire at various times between 2024 and 2028.

The valuation allowance of $21.5 million and $15.3 million at December 31, 2008 and 2007, respectively, related principally to NOLs and foreign investment tax credits which are uncertain as to realizability.

The change in the valuation allowances for 2008 and 2007 results primarily from the increase in valuation allowances in certain jurisdictions based on the Company's evaluation of the realizability of future benefits partially offset by the utilization of NOLs and the release of valuation allowances in certain jurisdictions based on the Company's revaluation of the realizability of future benefits.

The Company has not provided U.S. income taxes on certain of its non-U.S. subsidiaries' undistributed earnings as such amounts are permanently reinvested outside the United States. At December 31, 2008 and 2007, such earnings were approximately $741 million and $697 million, respectively. If these earnings were repatriated at December 31, 2008, the one time tax cost associated with the repatriation would be approximately $99.6 million. The Company has various tax holidays in the Middle East and Asia that expire between 2009 and 2012. The Company no longer has tax holidays in Europe as they have all expired. During 2008, 2007 and 2006, these tax holidays resulted in approximately $0.2 million, $2.8 million and $2.3 million, respectively, in reduced income tax expense.

The Company adopted the provisions of FIN 48, effective January 1, 2007. As a result of the adoption, the Company recognized a cumulative effect reduction to the January 1, 2007 retained earnings balance of $0.5 million. As of the adoption date, the Company had gross unrecognized income tax benefits of $46.0 million, of which $17.8 million, if recognized, would affect the Company's effective income tax rate. Of this amount, $0.8 million was classified as current and $45.2 million was classified as non-current on the Company's balance sheet. While the Company believes it has adequately provided for all tax positions, amounts asserted by taxing authorities could be different than the accrued position.

The Company recognizes accrued interest and penalty expense related to unrecognized income tax benefits ("UTB") in income tax expense. In conjunction with the adoption of FIN 48, the total amount of accrued interest and penalties resulting from such unrecognized tax benefits was $4.4 million. During the year ended December 31, 2008, the Company recognized a benefit of $3.2 million for interest and penalties. During the year ended December 31, 2007, the Company recognized expense of $6.5 million for interest and penalties. The Company had $7.7 million and $10.9 million for the payment of interest and penalties accrued at December 31, 2008 and 2007, respectively.

A reconciliation of the change in the UTB balance from January 1, 2007 to December 31, 2008 is as follows:

| *(In thousands)* | Unrecognized Income Tax Benefits | Deferred Income Tax Benefits | Unrecognized Income Tax Benefits, Net of Deferred Income Tax Benefits |
|---|---|---|---|
| Balance at January 1, 2007 | $ 45,965 | $(15,016) | $30,949 |
| Additions for tax positions related to the current year (includes currency translation adjustment) | 3,849 | (172) | 3,677 |
| Additions for tax positions related to prior years (includes currency translation adjustment) | 6,516 | – | 6,516 |
| Reductions for tax positions related to acquired entities in prior years, offset to goodwill | (3,568) | – | (3,568) |
| Other reductions for tax positions related to prior years | (22,086) | 12,681 | (9,405) |
| Settlements | (500) | 175 | (325) |
| Balance at December 31, 2007 | $ 30,176 | $ (2,332) | $27,844 |
| Additions for tax positions related to the current year (includes currency translation adjustment) | 2,723 | – | 2,723 |
| Additions for tax positions related to prior years (includes currency translation adjustment) | 2,753 | (629) | 2,124 |
| Reductions for tax positions related to acquired entities in prior years, offset to goodwill | (92) | – | (92) |
| Other reductions for tax positions related to prior years | (6,080) | 1,077 | (5,003) |
| Settlements | (5,181) | 705 | (4,476) |
| **Total unrecognized income tax benefits that, if recognized, would impact the effective income tax rate as of December 31, 2008** | **$ 24,299** | **$ (1,179)** | **$23,120** |

During the third quarter of 2008, the U.S. Internal Revenue Service completed its audit of the Company's U.S. income tax returns for 2004 and 2005. The resolution of the audit resulted in a payment of $2.8 million.

In July 2008, the Company and the Ontario Ministry of Finance settled its royalty dispute matter consistent with the results obtained by the Company with the Canada Revenue Agency ("CRA"). This matter is more fully discussed in Note 10, "Commitments and Contingencies," to the consolidated financial statements.

The Company filed voluntary disclosure agreements with various U.S. state jurisdictions which resulted in a 2008 payment of $2.3 million and a realization of UTBs of approximately $1.0 million.

The Company files its income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. With few exceptions, the Company is no longer subject to the U.S. and foreign examinations by tax authorities for the years through 2002.

Upon the adoption of SFAS 141(R) on January 1, 2009, the resolution of all UTBs accounted for under FIN 48 from business combinations and changes in valuation allowances for acquired deferred tax assets will be recognized in income tax expense rather than as an additional cost of the acquisition or goodwill. Such adjustments will impact the effective income tax rate. The amount of UTBs accounted for under FIN 48 from business combinations that may impact the effective income tax rate as of December 31, 2008 is $4.6 million.

## 10 Commitments and Contingencies

**Royalty Expense Dispute**

The Company was involved in a royalty expense dispute with the Canada Revenue Agency ("CRA"). The CRA disallowed certain expense deductions claimed by the Company's Canadian subsidiary on its 1994–1998 tax returns. The Company completed settlement discussions with the CRA which resulted in a resolution and closure of the matter in the fourth quarter of 2007. The settlement resulted in a refund to the Company in the amount of approximately $5.9 million Canadian dollars, representing a refund of the payment made to the CRA in the fourth quarter of 2005, with the interest accrued on the 2005 settlement being utilized to satisfy the final assessment of $0.6 million Canadian dollars.

The Ontario Ministry of Finance ("Ontario") also proposed to disallow certain expense deductions for the period 1994–1998. In July 2008, the Company and Ontario settled this matter in a manner consistent with the results obtained by the Company with the CRA. The settlement resulted in a total refund to the Company of approximately $4.9 million Canadian dollars, representing a refund of payments made to Ontario, plus accrued interest. A portion of these amounts was utilized to satisfy the final assessment of $0.4 million Canadian dollars.

**Environmental**

The Company is involved in a number of environmental remediation investigations and clean-ups and, along with other companies, has been identified as a "potentially responsible party" for certain waste disposal sites. While each of these matters is subject to various uncertainties, it is probable that the Company will agree to make payments toward funding certain of these activities and it is possible that some of these matters will be decided unfavorably to the Company. The Company has evaluated its potential liability, and its financial exposure is dependent upon such factors as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the allocation of cost among potentially responsible parties, the years of remedial activity required and the remediation methods selected. The Consolidated Balance Sheets at December 31, 2008 and December 31, 2007 include accruals of $3.2 million and $3.9 million, respectively, for environmental matters. The amounts charged against pre-tax income related to environmental matters totaled $1.5 million, $2.8 million and $2.0 million in 2008, 2007 and 2006, respectively.

The Company and an unrelated third party received a notice of violation in November 2007 from the United States Environmental Protection Agency ("the EPA"), in connection with an alleged violation by the Company and such third party of certain applicable federally enforceable air pollution control requirements in connection with the operation of a slag processing area located on the third party's Pennsylvania facility. The Company and such third party have promptly taken steps to remedy the situation. The Company and the third party have reached an agreement in principle with the EPA to resolve this matter and are in the process of finalizing this agreement. The Company anticipates that its portion of any penalty would exceed $0.1 million. However, the Company does not expect that any sum it may have to pay in connection with this matter would have a material adverse effect on its financial position, results of operations or cash flows.

The Company evaluates its liability for future environmental remediation costs on a quarterly basis. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. The Company does not expect that any sum it may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed above would have a material adverse effect on its financial position, results of operations or cash flows.

**Derailment**

One of the Company's production rail grinders derailed near Baxter, California on November 9, 2006, resulting in two crew member fatalities and the near total loss of the rail grinder. Government and private investigations into the cause of the derailment are on-going. Most of the clean-up and salvage efforts were completed during 2007, and the site is in a closure monitoring phase. Estimated environmental remediation expenses to complete the clean-up have been recognized in the financial statements as of December 31, 2008. Following the incident, the Company's remaining rail grinders were inspected by the Federal Railroad Administration ("FRA") and each grinder was found to be in compliance with legal requirements. The Company also regularly inspects its grinders to ensure they are in proper working condition and in compliance with contractual commitments. The Company believes that the insurance proceeds already received from the loss of the rail grinder have offset the majority of incurred expenses, which have been recognized in the financial statements as of December 31, 2008, and insurance proceeds should be available to cover any future liabilities. Therefore, the Company does not believe that the derailment will have a material adverse effect on its financial position, results of operations, or cash flows.

**Customer Contract Breach**

ArcelorMittal recently notified the Company that it would unilaterally revise the fixed fee provisions of certain contracts between the parties with the intended effect resulting in a significant price reduction to the Company. The Company has notified ArcelorMittal that their actions are a breach of these contracts and that the Company will take all necessary and appropriate actions to protect its legal rights. Discussions between the parties continue but it is possible that the parties may need to resort to third party resolution of this issue. ArcelorMittal represented approximately 10% of the Company's sales in 2008, 2007 and 2006. The Company expects ArcelorMittal sales in 2009 to be less than 10% of the Company's sales due primarily to reduced steel production levels; the Company's exiting of certain underperforming contracts with ArcelorMittal; and a stronger U.S. dollar. It is possible that the eventual outcome of this unprecedented breach of contract could negatively impact the Company's long-term relationship with this customer and, as a result, the Company's financial position, results of operations and cash flows could be negatively impacted. Of all of the Company's major customers in the Harsco Metals Segment, the EVA on contracts with ArcelorMittal are the lowest in the portfolio. Contracts with ArcelorMittal are long-term contracts, such that any impact on the Company's future results of operations would occur over a number of years.

**Other**

The Company has been named as one of many defendants (approximately 90 or more in most cases) in legal actions alleging personal injury from exposure to airborne asbestos over the past several decades. In their suits, the plaintiffs have named as defendants, among others, many manufacturers, distributors and installers of numerous types of equipment or products that allegedly contained asbestos.

The Company believes that the claims against it are without merit. The Company has never been a producer, manufacturer or processor of asbestos fibers. Any component within a Company product which may have contained asbestos would have been purchased from a supplier. Based on scientific and medical evidence, the Company believes that any asbestos exposure arising from normal use of any Company product never presented any harmful levels of airborne asbestos exposure, and moreover, the type of asbestos contained in any component that was used in those products was protectively encapsulated in other materials and is not associated with the types of injuries alleged in the pending suits. Finally, in most of the depositions taken of plaintiffs to date in the litigation against the Company, plaintiffs have failed to specifically identify any Company products as the source of their asbestos exposure.

The majority of the asbestos complaints pending against the Company have been filed in New York. Almost all of the New York complaints contain a standard claim for damages of $20 million or $25 million against the approximately 90 defendants, regardless of the individual plaintiff's alleged medical condition, and without specifically identifying any Company product as the source of plaintiff's asbestos exposure.

As of December 31, 2008, there are 26,235 pending asbestos personal injury claims filed against the Company. Of these cases, 25,728 were pending in the New York Supreme Court for New York County in New York State. The other claims, totaling 507, are filed in various counties in a number of state courts, and in certain Federal District Courts (including New York), and those complaints generally assert lesser amounts of damages than the New York State court cases or do not state any amount claimed.

As of December 31, 2008, the Company has obtained dismissal by stipulation, or summary judgment prior to trial, in 17,892 cases.

In view of the persistence of asbestos litigation nationwide, which has not yet been sufficiently addressed either politically or legally, the Company expects to continue to receive additional claims. However, there have been developments during the past several years, both by certain state legislatures and by certain state courts, which could favorably affect the Company's ability to defend these asbestos claims in those jurisdictions. These developments include procedural changes, docketing changes, proof of damage requirements and other changes that require plaintiffs to follow specific procedures in bringing their claims and to show proof of damages before they can proceed with their claim. An example is the action taken by the New York Supreme Court (a trial court), which is responsible for managing all asbestos cases pending within New York County in the State of New York. This Court issued an order in December 2002 that created a Deferred or Inactive Docket for all pending and future asbestos claims filed by plaintiffs who cannot demonstrate that they have a malignant condition or discernable physical impairment, and an Active or In Extremis Docket for plaintiffs who are able to show such medical condition. As a result of this order, the majority of the asbestos cases filed against the Company in New York County have been moved to the Inactive Docket until such time as the plaintiff can show that they have incurred a physical impairment. As of December 31, 2008, the Company has been listed as a defendant in 443 Active or In Extremis asbestos cases in New York County. The Court's Order has been challenged by plaintiffs.

The Company's insurance carrier has paid all legal and settlement costs and expenses to date. The Company has liability insurance coverage under various primary and excess policies that the Company believes will be available, if necessary, to substantially cover any liability that might ultimately be incurred on these claims.

The Company intends to continue its practice of vigorously defending these cases as they are listed for trial. It is not possible to predict the ultimate outcome of asbestos-related lawsuits, claims and proceedings due to the unpredictable nature of personal injury litigation. Despite this uncertainty, and although results of operations and cash flows for a given period could be adversely affected by asbestos-related lawsuits, claims and proceedings, management believes that the ultimate outcome of these cases will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company is subject to various other claims and legal proceedings covering a wide range of matters that arose in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or by accruals, and if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Insurance liabilities are recorded in accordance with SFAS 5, "Accounting for Contingencies." Insurance reserves have been estimated based primarily upon actuarial calculations and reflect the undiscounted estimated liabilities for ultimate losses including claims incurred but not reported. Inherent in these estimates are assumptions which are based on the Company's history of claims and losses, a detailed analysis of existing claims with respect to potential value, and current legal and legislative trends. If actual claims differ from those projected by management, changes (either increases or decreases) to insurance reserves may be required and would be recorded through income in the period the change was determined. When a recognized liability is covered by third-party insurance, the Company records an insurance claim receivable to reflect the covered liability. Insurance claim receivables are included in Other receivables in the Company's Consolidated Balance Sheets. See Note 1, "Summary of Significant Accounting Policies," for additional information on Accrued Insurance and Loss Reserves.

# Notes to Consolidated Financial Statements

As has been indicated in previous disclosure filings, the working capital adjustments associated with the Gas Technologies divestiture have not yet been finalized. The Company has reflected a portion of the claimed amount of the adjustment in the Company's financial statements as of December 31, 2008. Any additional final adjustment amounts are not expected to be material to the Company's financial position, results of operations or cash flows. As part of its effort to resolve the working capital adjustment claims, the Company recently submitted this matter to arbitration. In response to this filing, Taylor-Wharton International, the purchaser of the business, submitted certain counter-claims seeking damages in excess of $30 million, relating primarily to the alleged breach of certain representations and warranties made by the Company under the Purchase Agreement. The Company intends to vigorously defend against the counter-claims. The Company believes that it will be successful in its defense of these claims and does not believe that any amount it will have to pay in connection with these claims would have a material adverse effect on its financial position, results of operations or cash flows.

## 11 Capital Stock

The authorized capital stock of the Company consists of 150,000,000 shares of common stock and 4,000,000 shares of preferred stock, both having a par value of $1.25 per share. The preferred stock is issuable in series with terms as fixed by the Board of Directors (the "Board"). None of the preferred stock has been issued. On September 25, 2007, the Board approved a revised Preferred Stock Purchase Rights Agreement (the "Agreement"). Under the Agreement, the Board authorized and declared a dividend distribution to stockholders of record on October 9, 2007, of one right for each share of common stock outstanding on the record date. The rights may only be exercised if, among other things and with certain exceptions, a person or group has acquired 15% or more of the Company's common stock without the prior approval of the Board. Each right entitles the holder to purchase 1/100th share of Harsco Series A Junior Participating Cumulative Preferred Stock at an exercise price of $230. Once the rights become exercisable, the holder of a right will be entitled, upon payment of the exercise price, to purchase a number of shares of common stock calculated to have a value of two times the exercise price of the right. The rights, which expire on October 9, 2017, do not have voting power, and may be redeemed by the Company at a price of $0.001 per right at any time until the 10th business day following public announcement that a person or group has accumulated 15% or more of the Company's common stock. The Agreement also includes an exchange feature. At December 31, 2008, 801,745 shares of $1.25 par value preferred stock were reserved for issuance upon exercise of the rights.

On January 23, 2007, the Company's Board of Directors approved a two-for-one stock split of the Company's common stock. One additional share of common stock was issued on March 26, 2007, for each share that was issued and outstanding at the close of business on February 28, 2007. The Company's treasury stock was not included in the stock split.

The Board of Directors has authorized the repurchase of shares of common stock as follows:

| | No. of Shares Authorized to be Purchased January 1 [a] | Additional Shares Authorized for Purchase | No. of Shares Purchased [a] | Remaining No. of Shares Authorized for Purchase December 31 [a] |
|---|---|---|---|---|
| 2006 | 2,000,000 | – | – | 2,000,000 |
| 2007 | 2,000,000 | – | – | 2,000,000 |
| **2008** | **2,000,000** | **4,000,000** | **4,463,353** | **1,536,647** |

(a) *Authorization and number of shares purchased adjusted to reflect the two-for-one stock split effective at the end of business on March 26, 2007.*

The Company's share repurchase program was extended by the Board of Directors in September 2008. The Board authorized an increase of 4,000,000 shares to the 946,367 remaining from the Board's previous stock repurchase authorization. The repurchase program expires January 31, 2010.

In addition to the above purchases, 29,346 shares were repurchased in 2008 in connection with the issuance of shares as a result of vested restricted stock units. In 2007 and 2006, 90 treasury shares and 1,766 treasury shares, respectively, were issued in connection with SGB stock option exercises, employee service awards, and shares related to vested restricted stock units.

The following table summarizes the Company's common stock:

| **Common Stock** [a] | Shares Issued | Treasury Shares | Outstanding Shares |
|---|---|---|---|
| Outstanding, January 1, 2006 | 110,040,961 | 26,474,609 | 83,566,352 |
| Stock Options Exercised | 468,157 | (681) | 468,838 |
| Other | 1,085 | (1,085) | 2,170 |
| Outstanding, December 31, 2006 | 110,510,203 | 26,472,843 | 84,037,360 |
| Stock Options Exercised | 422,416 | – | 422,416 |
| Other | – | (90) | 90 |
| **Outstanding, December 31, 2007** | **110,932,619** | **26,472,753** | **84,459,866** |
| **Stock Options Exercised** | **121,176** | **–** | **121,176** |
| **Vested Restricted Stock Units** | **86,193** | **29,346** | **56,847** |
| **Purchases** | **–** | **4,463,353** | **(4,463,353)** |
| **Outstanding, December 31, 2008** | **111,139,988** | **30,965,452** | **80,174,536** |

(a) *All share data has been restated for comparison purposes to reflect the effect of the March 2007 stock split.*

The following is a reconciliation of the average shares of common stock used to compute basic earnings per common share to the shares used to compute diluted earnings per common share as shown on the Consolidated Statements of Income:

| *(Amounts in thousands, except per share data)* | **2008** | 2007 | 2006[a] |
|---|---|---|---|
| Income from continuing operations | **$245,623** | $255,115 | $186,402[b] |
| Average shares of common stock outstanding used to compute basic earnings per common share | **83,599** | 84,169 | 83,905 |
| Dilutive effect of stock options and restricted stock units | **430** | 555 | 525 |
| Average shares of common stock outstanding used to compute dilutive earnings per common share | **84,029** | 84,724 | 84,430 |
| Basic earnings per common share from continuing operations | **$ 2.94** | $ 3.03 | $ 2.22 |
| Diluted earnings per common share from continuing operations | **$ 2.92** | $ 3.01 | $ 2.21 |

(a) *Shares have been adjusted for comparison purposes to reflect the effect of the March 2007 stock split.*

(b) *Income from continuing operations has been adjusted to reflect reclassification of Discontinued Operations for comparative purposes.*

All outstanding stock options were included in the computation of average shares of common stock outstanding used to compute diluted earnings per share at December 31, 2008, 2007 and 2006.

## 12 Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payments" ("SFAS 123(R)"), which replaced SFAS No. 123, "Accounting for Stock-Based Compensation," and superseded Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS 123(R) requires the cost of employee services received in exchange for an award of equity instruments to be based upon the grant-date fair value of the award (with limited exceptions). Additionally, this cost is to be recognized as expense over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). However, this recognition period would be shorter if the recipient becomes retirement-eligible prior to the vesting date. SFAS 123(R) also requires that the additional tax benefits the Company receives from stock-based compensation be recorded as cash inflows from financing activities in the statement of cash flows. Prior to January 1, 2006, the Company applied the provisions of APB 25 in accounting for awards made under the Company's stock-based compensation plans.

The Company adopted the provisions of SFAS 123(R) using the modified-prospective transition method. Under this method, results from prior periods have not been restated. During 2002 and 2003, the Company ceased granting stock options to employees and non-employee directors, respectively. Primarily because of this, the effect of adopting SFAS 123(R) was not material to the Company's income from continuing operations, income before income taxes, net income, basic or diluted earnings per share or cash flows from operating and financing activities for the year ended December 31, 2006, and the cumulative effect of adoption using the modified-prospective transition method was not material. In addition, the Company elected to use the short-cut transition method for calculating the historical pool of windfall tax benefits.

In 2004, the Board of Directors approved the granting of performance-based restricted stock units as the long-term equity component of director, officer and certain key employee compensation. The restricted stock units require no payment from the recipient and compensation cost is measured based on the market price on the grant date and is generally recorded over the vesting period. The vesting period for restricted stock units granted to non-employee directors is one year and each restricted stock unit will be exchanged for a like number of shares of Company stock following the termination of the participant's service as a director. The vesting period for restricted stock units granted to officers and certain key employees is three years, and, upon vesting, each restricted stock unit will be exchanged for a like number of shares of the Company's stock. In September 2006, the Board of Directors approved changes to the employee restricted stock units program where future awards will vest on a pro rata basis over a three-year period and the specified retirement age will be 62. This compares with the prior three-year cliff vesting and retirement age of 65 for awards prior to September 2006. Restricted stock units do not have an option for cash payment.

The following table summarizes restricted stock units issued and the compensation expense (including both continuing and discontinued operations) recorded for the years ended December 31, 2008, 2007 and 2006:

**Stock-Based Compensation Expense**

| *(Dollars in thousands, except per unit)* | Restricted Stock Units | Fair Value per Unit | Expense **2008** | Expense 2007 | Expense 2006 |
|---|---|---|---|---|---|
| Directors: | | | | | |
| May 1, 2005[a] | 12,000 | $26.88 | **$ –** | $ – | $ 108 |
| May 1, 2006[a] | 16,000 | 41.30 | **–** | 220 | 440 |
| May 1, 2007 | 16,000 | 50.62 | **270** | 539 | – |
| May 1, 2008 | 16,000 | 58.36 | **623** | – | – |
| Employees: | | | | | |
| January 24, 2005[a] | 65,400 | 25.21 | **21** | 328 | 477 |
| January 24, 2006[a] | 93,100 | 33.85 | **632** | 839 | 914 |
| January 22, 2007 | 101,700 | 38.25 | **1,035** | 1,488 | – |
| January 22, 2008 | 130,950 | 45.95 | **2,652** | – | – |
| Total | 451,150 | | **$5,233** | $3,414 | $1,939 |

(a) *Restricted stock units and fair values have been restated to reflect the March 2007 two-for-one stock split.*

Restricted stock unit activity for the years ended December 31, 2008, 2007 and 2006 was as follows:

| | Restricted Stock Units [a] | Weighted Average Grant-Date Fair Value [a] |
|---|---|---|
| Nonvested at January 1, 2006 | 63,500 | $25.31 |
| Granted | 109,100 | 34.94 |
| Vested | (15,666) | 36.59 |
| Forfeited | (11,700) | 30.90 |
| Nonvested at December 31, 2006 | 145,234 | $30.88 |
| Granted | 117,700 | 39.93 |
| Vested | (16,000) | 47.51 |
| Forfeited | (35,000) | 34.06 |
| **Nonvested at December 31, 2007** | **211,934** | **$34.12** |
| **Granted** | **146,950** | **47.30** |
| **Vested** | **(95,570)** | **34.43** |
| **Forfeited** | **(5,584)** | **39.78** |
| **Nonvested at December 31, 2008** | **257,730** | **$41.40** |

(a) *Restricted stock units and fair values have been restated to reflect the March 2007 two-for-one stock split.*

As of December 31, 2008, the total unrecognized compensation cost related to nonvested restricted stock units was $4.1 million, which is expected to be recognized over a weighted-average period of approximately 1.7 years.

As of December 31, 2008, 2007 and 2006, excess tax benefits, resulting principally from stock options, were $1.7 million, $5.1 million and $3.6 million, respectively.

No stock options have been granted to officers and employees since February 2002. No stock options have been granted to non-employee directors since May 2003. Prior to these dates, the Company had granted stock options for the purchase of its common stock to officers, certain key employees and non-employee directors under two stockholder-approved plans. The exercise price of the stock options was the fair value on the grant date, which was the date the Board of Directors approved the respective grants. The 1995 Executive Incentive Compensation Plan authorizes the issuance of up to 8,000,000 shares of the Company's common stock for use in paying incentive compensation awards in the form of stock options or other equity awards such as restricted stock, restricted stock units or stock appreciation rights. The 1995 Non-Employee Directors' Stock Plan authorizes the issuance of up to 600,000 shares of the Company's common stock for equity awards. At December 31, 2008, there were 2,292,396 and 265,000 shares available for granting equity awards under the 1995 Executive Incentive Compensation Plan and the 1995 Non-Employee Directors' Stock Plan, respectively. The above referenced authorized and available shares for the Executive Incentive Compensation and Non-Employee Directors' Stock Plans are stated on a post-split basis. Generally, new shares are issued for exercised stock options and vested restricted stock units.

Options issued under the 1995 Executive Incentive Compensation Plan generally vested and became exercisable one year following the date of grant except options issued in 2002 generally vested and became exercisable two years following the date of grant. Options issued under the 1995 Non-Employee Director's Stock Plan generally became exercisable one year following the date of grant but vested immediately. The options under both Plans expire ten years from the date of grant.

Stock option activity for the years ended December 31, 2008, 2007 and 2006 was as follows:

**Stock Options**

| | Shares Under Option [a] | Weighted Average Exercise Price [a] | Aggregate Intrinsic Value (in millions) [b] |
|---|---|---|---|
| Outstanding, January 1, 2006 | 1,498,050 [c] | $15.97 | $26.9 |
| Exercised | (468,838) | 17.03 | – |
| Terminated and Expired | (1,800) | 14.38 | – |
| Outstanding, December 31, 2006 | 1,027,412 | $15.49 | $23.4 |
| Exercised | (422,416) | 15.74 | – |
| **Outstanding, December 31, 2007** | **604,996** | **$15.30** | **$29.9** |
| **Exercised** | **(121,176)** | **14.96** | – |
| **Outstanding, December 31, 2008** | **483,820** | **$15.39** | **$ 5.7** |

(a) *Stock options and weighted average exercise prices have been restated to reflect the March 2007 two-for-one stock split.*

(b) *Intrinsic value is defined as the difference between the current market value and the exercise price.*

(c) *Included in options outstanding at January 1, 2006 were 681 options granted to SGB key employees as part of the Company's acquisition of SGB in 2000. These options were not a part of the 1995 Executive Compensation Plan, or the 1995 Non-Employee Directors' Stock Plan.*

The total intrinsic value of options exercised during the twelve months ended December 31, 2008, 2007 and 2006 was $4.5 million, $17.1 million and $10.8 million, respectively.

Options to purchase 483,820 shares were exercisable at December 31, 2008. The following table summarizes information concerning outstanding and exercisable options at December 31, 2008.

**Stock Options Outstanding and Exercisable** [a]

| Range of Exercisable Prices | Number Outstanding and Exercisable | Remaining Contractual Life In Years | Weighted Average Exercise Price |
|---|---|---|---|
| $12.81–14.50 | 219,715 | 1.43 | $13.64 |
| 14.65–16.33 | 197,905 | 3.02 | 16.29 |
| 16.40–23.08 | 66,200 | 3.47 | 18.51 |
| | 483,820 | | |

(a) *All share and price values reflect the effect of the March 2007 two-for-one stock split.*

## 13 Financial Instruments

**Off-Balance Sheet Risk**

As collateral for the Company's performance and to insurers, the Company is contingently liable under standby letters of credit, bonds and bank guarantees in the amounts of $234.1 million and $159.2 million at December 31, 2008 and 2007, respectively. These standby letters of credit, bonds and bank guarantees are generally in force for up to four years. Certain issues have no scheduled expiration date. The Company pays fees to various banks and insurance companies that range from 0.25 percent to 1.60 percent per annum of the instruments' face value. If the Company were required to obtain replacement standby letters of credit, bonds and bank guarantees as of December 31, 2008 for those currently outstanding, it is the Company's opinion that based on current economic conditions the replacement costs would be higher than the present fee structure.

The Company has currency exposures in approximately 50 countries. The Company's primary foreign currency exposures during 2008 were in the United Kingdom, members of the European Economic and Monetary Union, Brazil, Poland and South Africa.

**Off-Balance Sheet Risk – Third Party Guarantees**

In connection with the licensing of one of the Company's trade names and providing certain management services (the furnishing of selected employees), the Company guarantees the debt of certain third parties related to its international operations. These guarantees are provided to enable the third parties to obtain financing of their operations. The Company receives fees from these operations, which are included as Services revenues in the Company's Consolidated Statements of Income. The revenue the Company recorded from these entities was $6.3 million, $3.0 million and $2.2 million for the twelve months ended December 31, 2008, 2007 and 2006, respectively. The guarantees are renewed on an annual basis and the Company would only be required to perform under the guarantees if the third parties default on their debt. The maximum potential amount of future payments (undiscounted) related to these guarantees was $2.9 million at December 31, 2008 and 2007. There is no recognition of this potential future payment in the accompanying financial statements as the Company believes the potential for making these payments is remote. These guarantees were renewed in June 2008, September 2008 and November 2008.

The Company provided an environmental indemnification for properties that were sold to a third party in 2007. The maximum term of this guarantee is twenty years, and the Company would only be required to perform under the guarantee if an environmental matter is discovered on the properties. The Company is not aware of environmental issues related to these properties. There is no recognition of this potential future payment in the accompanying financial statements as the Company believes the potential for making this payment is remote.

The Company provided an environmental indemnification for property that was sold to a third party in 2006. The term of this guarantee is three years and the Company would only be required to perform under the guarantee if an environmental matter were discovered on the property. The Company is not aware of any environmental issues related to the property. The maximum potential amount of future payments (undiscounted) related to this guarantee is $0.2 million at December 31, 2008 and 2007. There is no recognition of this potential future payment in the accompanying financial statements as the Company believes the potential for making this payment is remote.

The Company provided an environmental indemnification for property that was sold to a third party in 2006. The term of this guarantee is indefinite, and the Company would only be required to perform under the guarantee if an environmental matter were discovered on the property relating to the time the Company owned the property. The Company is not aware of any environmental issues related to this property. The maximum potential amount of future payments (undiscounted) related to this guarantee is estimated to be $3.0 million at December 31, 2008 and 2007. There is no recognition of this potential future payment in the accompanying financial statements as the Company believes the potential for making this payment is remote.

The Company provides guarantees related to arrangements with certain customers that include joint and several liability for actions for which the Company may be partially at fault. The terms of these guarantees generally do not exceed four years and the maximum amount of future payments (undiscounted) related to these guarantees is $3.0 million per occurrence. This amount represents the Company's self-insured maximum limitation. There is no specific recognition of potential future payments in the accompanying financial statements as the Company is not aware of any claims.

The Company provided a guarantee related to the payment of taxes for a product line that was sold to a third party in 2005. The term of this guarantee is five years, and the Company would only be required to perform under the guarantee if taxes were not properly paid to the government while the Company owned the product line in accordance with applicable statutes. The Company is not aware of any instances of noncompliance related to these statutes. The maximum potential amount of future payments (undiscounted) related to this guarantee is estimated to be $1.3 million at December 31, 2008 and 2007. There is no recognition of any potential future payment in the accompanying financial statements as the Company believes the potential for making this payment is remote.

The Company provided an environmental indemnification for property that was sold to a third party in 2004. The term of this guarantee is seven years and the Company would only be required to perform under the guarantee if an environmental matter were discovered on the property relating to the time the Company owned the property that was not known by the buyer at the date of sale. The Company is not aware of any environmental issues related to this property. The maximum potential amount of future payments (undiscounted) related to this guarantee is $0.8 million at December 31, 2008 and 2007. There is no recognition of this potential future payment in the accompanying financial statements as the Company believes the potential for making this payment is remote.

Liabilities for the fair value of each of the guarantee instruments noted above were recognized in accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). These liabilities are included in Other current liabilities or Other liabilities (as appropriate) on the Consolidated Balance Sheets. The recognition of these liabilities did not have a material impact on the Company's financial condition or results of operations for the twelve months ended December 31, 2008 or 2007.

In the normal course of business, the Company provides legal indemnifications related primarily to the performance of its products and services and patent and trademark infringement of its goods and services sold. These indemnifications generally relate to the performance (regarding function, not price) of the respective goods or services and therefore no liability is recognized related to the fair value of such guarantees.

**Derivative Instruments and Hedging Activities**

The Company conducts business in many different currencies and, accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of substantially all of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rates existing at the respective balance sheet dates, and income and expense items are translated at the average exchange rates during the respective periods. The aggregate effects of translating the balance sheets of these subsidiaries are deferred as a separate component of stockholders' equity.

The Company has used derivative instruments, including swaps and forward contracts, to manage certain foreign currency, commodity price and interest rate exposures. Derivative instruments are viewed as risk management tools by the Company and are not used for trading or speculative purposes.

All derivative instruments are recorded on the balance sheet at fair value. Derivatives used to hedge foreign-currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases may be accounted for as cash flow hedges, as deemed appropriate and if the criteria of SFAS 133 are met. Gains and losses on derivatives designated as cash flow hedges are deferred as a separate component of stockholders' equity and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings.

**Commodity Derivatives**

The Company may periodically use derivative instruments to hedge cash flows associated with selling price exposure to certain commodities. The Company's commodity derivative activities are subject to the management, direction and control of the Company's Risk Management Committee, which approves the use of all commodity derivative instruments.

The following tables summarize the open positions of contracts qualifying as cash flow hedges at December 31, 2008 and 2007 under the requirements of SFAS 133. All contracts are with major financial institutions. The Company may be exposed to credit loss in the event of non-performance by the other parties to the contracts. The Company evaluates the creditworthiness of the counterparties and does not expect default by them.

**Commodity Cash Flow Hedges as of December 31, 2008**

*(In thousands)*

| | | Amount Recognized in | |
|---|---|---|---|
| Hedge Type | Notional Value[(a)] | Operating Income from Continuing Operations in 2008 | Other Comprehensive Income[(b)] |
| Swap contracts; unsecured, maturing monthly through December 2009 | $10,923 | $ 102 | $4,377[(c)] |
| Swap contracts and cashless collars closed in 2008 | – | 6,277 | – |

(a) *Notional value is equal to the hedged volume multiplied by the strike price of the derivative.*
(b) *Amounts are shown pre-tax.*
(c) *All amounts will be reclassified to earnings over the next twelve months.*

**Commodity Cash Flow Hedges as of December 31, 2007**

*(In thousands)*

| | | Amount Recognized in | |
|---|---|---|---|
| Hedge Type | Notional Value[(a)] | Operating Income from Continuing Operations in 2007 | Other Comprehensive Income[(b)] |
| Cashless Collars; unsecured, maturing monthly through November 2008 | $6,048 | $527 | $– |

(a) *Notional value is equal to the hedged volume multiplied by the strike price of the derivative.*
(b) *Amounts are shown pre-tax.*

Although earnings volatility may occur between fiscal quarters due to hedge ineffectiveness or if the derivatives do not qualify as cash flow hedges under SFAS 133, the economic substance of the derivatives provides more predictable cash flows by reducing the Company's exposure to the commodity price fluctuations.

**Foreign Currency Forward Exchange Contracts**

The Company may use derivative instruments to hedge cash flows related to foreign currency fluctuations. At December 31, 2008 and 2007, the Company had $293.9 million and $392.2 million contracted amounts, respectively, of foreign currency forward exchange contracts outstanding. These contracts are part of a worldwide program to minimize foreign currency exchange operating income and balance sheet exposure. The unsecured contracts outstanding at December 31, 2008 mature within nine months and are with major financial institutions. The Company may be exposed to credit loss in the event of non-performance by the other parties to the contracts. The Company evaluates the creditworthiness of the counterparties and does not expect default by them. Foreign currency forward exchange contracts are used to hedge commitments, such as foreign currency debt, firm purchase commitments and foreign currency cash flows for certain export sales transactions.

The following tables summarize by major currency the contractual amounts of the Company's forward exchange contracts in U.S. dollars as of December 31, 2008 and 2007. The "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "Sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

**Forward Exchange Contracts**

| | As of December 31, 2008 | | | |
|---|---|---|---|---|
| *(In thousands)* | Type | U.S. Dollar Equivalent | Maturity | Recognized Gain (Loss) |
| Canadian dollar | Sell | $ 1,342 | January through September 2009 | $ (14) |
| Euros | Sell | 19,749 | January through March 2009 | (248) |
| Euros | Buy | 113,084 | January through August 2009 | 5,625 |
| British pounds sterling | Sell | 56,671 | January 2009 | 1,450 |
| British pounds sterling | Buy | 98,878 | January through February 2009 | (3,335) |
| South African rand | Sell | 2,175 | January 2009 | (41) |
| Other currencies | Sell | 292 | January 2009 | 3 |
| Other currencies | Buy | 1,692 | January through May 2009 | (62) |
| Total | | $293,883 | | $3,378 |

At December 31, 2008, the Company held forward exchange contracts which were used to offset certain future payments between the Company and its various subsidiaries, vendors or customers. The Company had outstanding forward contracts designated as SFAS 133 cash flow hedges in the amount of $2.1 million at December 31, 2008. These forward contracts had a net unrealized gain of $6 thousand that was included in Other comprehensive income (loss), net of deferred taxes, at December 31, 2008. The Company did not elect to treat the remaining contracts as hedges under SFAS 133, and mark-to-market gains and losses were recognized in net income.

**Forward Exchange Contracts**

| | As of December 31, 2007 | | | |
|---|---|---|---|---|
| *(In thousands)* | Type | U.S. Dollar Equivalent | Maturity | Recognized Gain (Loss) |
| Australian dollar | Sell | $ 1,447 | January 2008 | $ (36) |
| Canadian dollar | Buy | 7,149 | January 2008 | 150 |
| Canadian dollar | Sell | 4,008 | January 2008 | (83) |
| Euros | Buy | 197,597 | January 2008 | 1,859 |
| Euros | Sell | 9,005 | January 2008 | 66 |
| British pounds sterling | Buy | 48,801 | January through March 2008 | (222) |
| British pounds sterling | Sell | 115,489 | January 2008 | 3,296 |
| Mexican pesos | Sell | 1,318 | January 2008 | 10 |
| South African rand | Sell | 7,354 | January through May 2008 | (166) |
| Total | | $392,168 | | $4,874 |

At December 31, 2007, the Company held forward exchange contracts which were used to offset certain future payments between the Company and its various subsidiaries, vendors or customers. The Company did not have any outstanding forward contracts designated as SFAS 133 cash flow hedges at December 31, 2007, and mark-to-market gains and losses were recognized in net income.

In addition to foreign currency forward exchange contracts, the Company designates certain loans as hedges of net investments in foreign subsidiaries. The Company recorded charges of $7.6 million and $12.8 million during 2008 and 2007, respectively, as Accumulated other comprehensive expense, which is a separate component of stockholders' equity, related to hedges of net investments.

**Cross-Currency Interest Rate Swap**

In May 2008, the Company entered into a ten-year, $250.0 million cross-currency interest rate swap in conjunction with the May 2008 note issuance (see Note 6, "Debt and Credit Agreements") in order to lock in a fixed euro interest rate for $250.0 million of the borrowing. Under the swap, the Company receives interest based on a fixed U.S. dollar rate and pays interest on a fixed euro rate on the outstanding notional principal amounts in dollars and euros, respectively. The cross-currency interest rate swap is recorded in the consolidated balance sheet at fair value, with changes in value attributed to the effect of the swaps' interest spread recorded in Accumulated other comprehensive income which is a separate component of stockholders' equity. At December 31, 2008, the fair value asset of the swap was $49.4 million.

**Concentrations of Credit Risk**

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high-quality financial institutions and, by policy, limits the amount of credit exposure to any one institution.

Concentrations of credit risk with respect to accounts receivable are generally limited in the Harsco Infrastructure Segment and the "All Other" Category due to the Company's large number of customers and their dispersion across different industries and geographies. However, the Company's Harsco Metals Segment has several large customers throughout the world with significant accounts receivable balances. Additionally, consolidation in the global steel industry has increased the Company's exposure to specific customers. Additional consolidation is possible. Should transactions occur involving some of the steel industry's larger companies, which are customers of the Company, it would result in an increase in concentration of credit risk for the Company.

The Company generally does not require collateral or other security to support customer receivables. If a receivable from one or more of the Company's larger customers becomes uncollectible, it could have a material effect on the Company's results of operations or cash flows.

**Fair Value of Financial Instruments**

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and short-term borrowings approximate fair value due to the short-term maturities of these assets and liabilities. At December 31, 2008 and 2007, total fair value of long-term debt, including current maturities, was $900 million and $1,049 million, respectively, compared to carrying value of $895 million and $1,020 million, respectively. Fair values for debt are based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

Effective January 1, 2008, the Company adopted SFAS 157, as amended by FSP SFAS 157-2, which provides a framework for measuring fair value under GAAP. As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that the Company believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.

This standard is now the single source in GAAP for the definition of fair value, except for the fair value of leased property as defined in SFAS 13. SFAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS 157 are described below:

- *Level 1* – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- *Level 2* – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- *Level 3* – Inputs that are both significant to the fair value measurement and unobservable.

In instances in which multiple levels of inputs are used to measure fair value, hierarchy classification is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

**Fair Value Measurements as of December 31, 2008**

| *(In thousands)* | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Commodity derivatives | – | $ 4,479 | – | $ 4,479 |
| Foreign currency forward exchange contracts | – | 7,332 | – | 7,332 |
| Cross-currency interest rate swap | – | 49,433 | – | 49,433 |
| **Liabilities** | | | | |
| Foreign currency forward exchange contracts | – | 3,954 | – | 3,954 |

The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs, such as forward rates, interest rates, the Company's credit risk and counterparties' credit risks, and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs. Commodity derivatives, foreign currency forward exchange contracts, and cross-currency interest rate swaps are classified as Level 2 fair value based upon pricing models using market-based inputs. Model inputs can be verified and valuation techniques do not involve significant management judgment.

FSP SFAS 157-2, issued in February 2008, delayed until January 1, 2009 the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are measured on a nonrecurring basis. The Company's nonfinancial assets consist principally of property, plant and equipment, goodwill, and other intangible assets associated with acquired businesses. For these assets, measurement at fair value in periods subsequent to their initial recognition will be applicable if one or more of these assets are determined to be impaired. When and if recognition of these assets at their fair value is necessary, such measurements would be determined utilizing principally Level 3 inputs.

## 14 Information by Segment and Geographic Area

The Company reports information about its operating segments using the "management approach" in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This approach is based on the way management organizes and reports the segments within the enterprise for making operating decisions and assessing performance. The Company's reportable segments are identified based upon differences in products, services and markets served.

The Company has two reportable segments and an "All Other" category labeled Harsco Minerals & Rail. These segments and the types of products and services offered include the following:

**Harsco Infrastructure Segment**

Major services include project engineering and equipment installation; as well as the rental and sale of scaffolding, shoring and concrete forming systems for industrial maintenance and capital improvement projects, non-residential construction, and international multi-dwelling residential construction projects.

Services are provided to industrial and petrochemical plants; the infrastructure construction, repair and maintenance markets; commercial and industrial construction contractors; and public utilities.

**Harsco Metals Segment**

This segment provides on-site, outsourced services to steel mills and other metal producers such as aluminum and copper. Services include slag processing; semi-finished inventory management; material handling; scrap management; in-plant transportation; and a variety of other services.

**All Other Category – Harsco Minerals & Rail**

Major products and services include railway track maintenance equipment and services; minerals and recycling technologies; granules for asphalt roofing shingles and abrasives for industrial surface preparation derived from coal slag; industrial grating; air-cooled heat exchangers; and boilers, water heaters and process equipment, including industrial blenders, dryers and mixers.

Major customers include private and government-owned railroads and urban mass transit systems worldwide; steel mills; industrial plants and the non-residential, commercial and public construction and retrofit markets; the natural gas exploration and processing industry; asphalt roofing manufacturers; and the chemical, food processing and pharmaceutical industries.

**Other Information**

The measurement basis of segment profit or loss is operating income. Sales of the Company in the United States and the United Kingdom exceeded 10% of consolidated sales with 32% and 17%, respectively, in 2008; 31% and 20%, respectively, in 2007; and 32% and 22%, respectively, in 2006. There are no significant inter-segment sales.

In 2008, 2007 and 2006, sales to one customer, ArcelorMittal, principally in the Harsco Metals Segment were $416.6 million, $396.2 million and $351.0 million, respectively, which represented more than 10% of the Company's consolidated sales for those years. These sales were provided under multiple long-term contracts at several mill sites. In addition, the Harsco Metals Segment is dependent largely on the global steel industry, and in 2008, 2007 and 2006 there were two customers, including ArcelorMittal, that each provided in excess of 10% of this Segment's revenues under multiple long-term contracts at several mill sites. The loss of any one of these contracts would not have a material adverse impact upon the Company's financial position or cash flows; however, it could have a material effect on quarterly or annual results of operations. Additionally, these customers have significant accounts receivable balances. Further consolidation in the global steel industry is possible. Should transactions occur involving some of the Company's larger steel industry customers, it would result in an increase in concentration of credit risk for the Company.

# Notes to Consolidated Financial Statements

Corporate assets include principally cash, insurance receivables, prepaid pension costs and U.S. deferred income taxes. Net Property, Plant and Equipment in the United States represented 24%, 24% and 30% of total net Property, Plant and Equipment as of December 31, 2008, 2007 and 2006, respectively. Net Property, Plant and Equipment in the United Kingdom represented 15%, 20% and 23% of total Net Property, Plant and Equipment as of December 31, 2008, 2007 and 2006, respectively.

**Segment Information**

| | Twelve Months Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2008** | | 2007 | | 2006 | |
| *(In thousands)* | **Sales** | **Operating Income (Loss)** | Sales | Operating Income (Loss) | Sales | Operating Income (Loss) |
| Harsco Infrastructure Segment | **$1,540,258** | **$185,382** | $1,415,873 | $183,752 | $1,080,924 | $120,382 |
| Harsco Metals Segment | **1,577,720** | **85,344** | 1,522,274 | 134,504 | 1,366,530 | 147,798 |
| Segment Totals | **3,117,978** | **270,726** | 2,938,147 | 318,256 | 2,447,454 | 268,180 |
| All Other Category – Harsco Minerals & Rail | **849,604** | **150,922** | 749,997 | 142,191 | 578,159 | 77,466 |
| General Corporate | **240** | **(9,660)** | 16 | (2,642) | – | (1,337) |
| Total | **$3,967,822** | **$411,988** | $3,688,160 | $457,805 | $3,025,613 | $344,309 |

**Reconciliation of Segment Operating Income to Consolidated Income from Continuing Operations Before Income Taxes and Minority Interest**

| | Twelve Months Ended December 31, | | |
|---|---|---|---|
| *(In thousands)* | **2008** | 2007 | 2006 |
| Segment operating income | **$270,726** | $318,256 | $268,180 |
| All Other Category – Harsco Minerals & Rail | **150,922** | 142,191 | 77,466 |
| General corporate expense | **(9,660)** | (2,642) | (1,337) |
| Operating income from continuing operations | **411,988** | 457,805 | 344,309 |
| Equity in income of unconsolidated entities, net | **901** | 1,049 | 192 |
| Interest income | **3,608** | 4,968 | 3,582 |
| Interest expense | **(73,160)** | (81,383) | (60,479) |
| Income from continuing operations before income taxes and minority interest | **$343,337** | $382,439 | $287,604 |

**Segment Information**

| | Assets | | | Depreciation and Amortization [a] | | |
|---|---|---|---|---|---|---|
| *(In thousands)* | **2008** | 2007 | 2006 | **2008** | 2007 | 2006 |
| Harsco Infrastructure Segment | **$1,607,171** | $1,563,630 | $1,239,892 | **$110,227** | $ 90,477 | $ 69,781 |
| Harsco Metals Segment | **1,338,633** | 1,585,921 | 1,401,603 | **181,180** | 167,179 | 151,005 |
| Gas Technologies Segment | **–** | – | 271,367 | **–** | – | – |
| Segment Totals | **2,945,804** | 3,149,551 | 2,912,862 | **291,407** | 257,656 | 220,786 |
| All Other Category – Harsco Minerals & Rail | **565,348** | 587,182 | 287,482 | **42,580** | 44,498 | 18,922 |
| Corporate | **51,818** | 168,697 | 126,079 | **3,962** | 3,019 | 1,863 |
| Total | **$3,562,970** | $3,905,430 | $3,326,423 | **$337,949** | $305,173 | $241,571 |

(a) *Excludes Depreciation and Amortization for the Gas Technologies Segment in the amounts of $1.2 million and $11.4 million for 2007 and 2006, respectively because this Segment was reclassified to Discontinued Operations.*

**Capital Expenditures**

| *(In thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Harsco Infrastructure Segment | **$226,559** | $228,130 | $138,459 |
| Harsco Metals Segment | **205,766** | 193,244 | 161,651 |
| Gas Technologies Segment | **–** | 8,618 | 9,330 |
| Segment Totals | **432,325** | 429,992 | 309,440 |
| All Other Category – Harsco Minerals & Rail | **23,025** | 11,263 | 27,635 |
| Corporate | **2,267** | 2,328 | 3,098 |
| Total | **$457,617** | $443,583 | $340,173 |

**Information by Geographic Area** [a]

| (In thousands) | Revenues from Unaffiliated Customers [b] | | | Net Property, Plant and Equipment [c] | | |
|---|---|---|---|---|---|---|
| | **2008** | 2007 | 2006 | **2008** | 2007 | 2006 |
| United States | **$1,260,967** | $1,152,623 | $ 959,486 | **$ 361,071** | $ 364,950 | $ 401,997 |
| United Kingdom | **677,598** | 746,261 | 676,520 | **225,368** | 312,375 | 298,582 |
| All Other | **2,029,257** | 1,789,276 | 1,389,607 | **896,394** | 857,889 | 621,888 |
| Totals including Corporate | **$3,967,822** | $3,688,160 | $3,025,613 | **$1,482,833** | $1,535,214 | $1,322,467 |

(a) *Revenues are attributed to individual countries based on the location of the facility generating the revenue.*
(b) *Excludes the sales of the Gas Technologies Segment.*
(c) *Includes net Property, Plant and Equipment for the Gas Technologies Segment for 2006.*

**Information about Products and Services**

| (In thousands) | Revenues from Unaffiliated Customers [a] | | |
|---|---|---|---|
| | **2008** | 2007 | 2006 |
| **Product Group** | | | |
| Services and equipment for infrastructure construction and maintenance | **$1,540,258** | $1,415,873 | $1,080,924 |
| On-site services to metal producers | **1,577,720** | 1,522,274 | 1,366,530 |
| Railway track maintenance services and equipment | **277,595** | 232,402 | 231,625 |
| Heat exchangers | **174,513** | 152,493 | 124,829 |
| Industrial grating products | **149,168** | 130,919 | 107,048 |
| Minerals and recycling technologies [b] | **127,140** | 123,240 | – |
| Industrial abrasives and roofing granules | **74,118** | 68,165 | 73,112 |
| Powder processing equipment and heat transfer products | **47,070** | 42,778 | 41,545 |
| General Corporate | **240** | 16 | – |
| Consolidated Revenues | **$3,967,822** | $3,688,160 | $3,025,613 |

(a) *Excludes the sales of the Gas Technologies Segment.*
(b) *Acquired February 2007.*

## 15 Other (Income) and Expenses

During 2008, 2007 and 2006, the Company recorded pre-tax Other (income) and expenses from continuing operations of $22.0 million, $3.4 million and $2.5 million, respectively. The major components of this income statement category are as follows:

**Other (Income) and Expenses**

| (In thousands) | **2008** | 2007 | 2006 |
|---|---|---|---|
| Net gains | **$(15,923)** | $(5,591) | $(5,450) |
| Impaired asset write-downs | **12,588** | 903 | 221 |
| Employee termination benefit costs | **19,027** | 6,552 | 3,495 |
| Costs to exit activities | **5,269** | 1,278 | 1,290 |
| Other expense | **989** | 301 | 2,920 |
| Total | **$ 21,950** | $ 3,443 | $ 2,476 |

### Net Gains

Net gains are recorded from the sales of redundant properties (primarily land, buildings and related equipment) and non-core assets. In 2008, gains related to assets sold principally in the United States, Australia and the United Kingdom. In 2007, gains related to assets sold principally in the United States and in 2006, gains related to assets sold principally in Europe, South America and the United States.

**Net Gains**

| (In thousands) | **2008** | 2007 | 2006 |
|---|---|---|---|
| Harsco Infrastructure Segment | **$(10,399)** | $(2,342) | $(2,510) |
| Harsco Metals Segment | **(4,538)** | (3) | (2,823) |
| All Other Category – Harsco Minerals & Rail | **(986)** | (3,246) | (117) |
| Total | **$(15,923)** | $(5,591) | $(5,450) |

Cash proceeds associated with these gains are included in Proceeds from the sale of assets in the investing activities section of the Consolidated Statements of Cash Flows.

### Impaired Asset Write-downs

Impairment losses are measured as the amount by which the carrying amount of assets exceeded their fair value. Fair value is estimated based upon the expected future realizable cash flows including anticipated selling prices. Non-cash impaired asset write-downs are included in Other, net in the Consolidated Statements of Cash Flows as adjustments to reconcile net income to net cash provided by operating activities. In 2008, impaired asset write-downs of $12.6 million were recorded principally in the Harsco Metals Segment due to contract terminations and costs associated with existing underperforming contracts. Impaired asset write-downs related to assets principally in Australia, the United Kingdom and the United States.

# Notes to Consolidated Financial Statements

**Employee Termination Benefit Costs**

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," ("SFAS 146") addresses involuntary termination costs associated with one-time benefit arrangements provided as part of an exit or disposal activity. These costs and the related liabilities are recognized by the Company when a formal plan for reorganization is approved at the appropriate level of management and communicated to the affected employees. Additionally, costs associated with on-going benefit arrangements, or in certain countries where statutory requirements dictate a minimum required benefit, are recognized when they are probable and estimable, in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits," ("SFAS 112").

The total amount of employee termination benefit costs incurred for the years 2008, 2007 and 2006 is detailed in the table below. None of the actions are expected to incur any additional costs. The terminations in 2008 related primarily to the fourth quarter 2008 restructuring program and occurred globally, but primarily in Western Europe and the United States. The terminations in 2007 and 2006 occurred principally in Europe and the United States.

**Employee Termination Benefit Costs**

| *(In thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Harsco Infrastructure Segment | **$ 5,317** | $1,130 | $ 799 |
| Harsco Metals Segment | **11,961** | 4,935 | 1,820 |
| All Other Category – Harsco Minerals & Rail | **1,648** | 382 | 821 |
| Corporate | **101** | 105 | 55 |
| Total | **$19,027** | $6,552 | $3,495 |

**Costs Associated with Exit or Disposal Activities**

Costs associated with exit or disposal activities are recognized in accordance with SFAS 146, which addresses involuntary termination costs (as discussed above) and other costs associated with exit or disposal activities (exit costs). Costs to terminate a contract that is not a capital lease are recognized when an entity terminates the contract or when an entity ceases using the right conveyed by the contract. This includes the costs to terminate the contract before the end of its term or the costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity (e.g., lease run-out costs). Other costs associated with exit or disposal activities (e.g., costs to consolidate or close facilities and relocate equipment or employees) are recognized and measured at their fair value in the period in which the liability is incurred. In 2008, $5.3 million of exit costs were incurred, principally lease run-out costs and relocation costs for Corporate, and the Harsco Infrastructure and Harsco Metals Segments.

In 2007 and 2006, exit costs incurred were $1.3 million in each year, and principally related to relocation costs, lease run-out costs and lease termination costs.

**Costs Associated with Exit or Disposal Activities**

| *(In thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Harsco Infrastructure Segment | **$1,724** | $ 803 | $ 146 |
| Harsco Metals Segment | **1,092** | 375 | 189 |
| All Other Category – Harsco Minerals & Rail | **5** | 100 | 955 |
| Corporate | **2,448** | – | – |
| Total | **$5,269** | $1,278 | $1,290 |

See Note 17, "2008 Restructuring Program," for additional information on net gains, impaired asset write-downs, employee termination benefit costs and costs associated with exit and disposal activities.

## 16 Components of Accumulated Other Comprehensive Income (Loss)

Total Accumulated other comprehensive income (loss) is included in the Consolidated Statements of Stockholders' Equity. The components of Accumulated other comprehensive income (loss) are as follows:

**Accumulated Other Comprehensive Income (Loss) – Net of Tax**

| | December 31 | |
|---|---|---|
| *(In thousands)* | **2008** | 2007 |
| Cumulative foreign exchange translation adjustments | **$ 21,295** | $ 175,867 |
| Fair value of effective cash flow hedges | **21,001** | 189 |
| Pension liability adjustments | **(250,536)** | (178,568) |
| Unrealized gain (loss) on marketable securities | **(59)** | 11 |
| Total Accumulated other comprehensive income (loss) | **$(208,299)** | $ (2,501) |

## 17 2008 Restructuring Program

As a result of the deepening financial and economic crisis, in the fourth quarter of 2008 the Company initiated a restructuring program designed to improve organizational efficiency and enhance profitability and shareholder value by generating sustainable operating expense savings. Under this program, the Company is principally exiting certain underperforming contracts with customers, closing certain facilities and reducing the global workforce. Restructuring costs were incurred primarily at the Harsco Metals and Harsco Infrastructure Segments. In the fourth quarter of 2008, the Company recorded net pre-tax restructuring and other related charges totaling $36.1 million, including $28.0 million in Other expenses, $5.8 million reduction in services revenue, a net $1.5 million related to pension curtailments and $0.8 million of other costs. These restructuring actions are expected to be completed over the next twelve months, but principally in the first quarter of 2009.

At December 31, 2008, the Company completed workforce reductions of 407 employees of a total expected workforce reduction of 1,429 employees. The majority of the remaining workforce reductions and cost to exit activities are targeted for completion during 2009, principally in the first quarter.

The restructuring accrual attributable to each segment at December 31 is as follows:

| *(In thousands)* | Expense | Utilization of Reserves | Cash Expenditures | Remaining Accrual December 31 2008 |
|---|---|---|---|---|
| **Harsco Infrastructure Segment** | | | | |
| Impaired asset write-downs | $ 1,147 | $ (1,147) | $ – | $ – |
| Employee termination benefit costs | 2,286 | – | (480) | 1,806 |
| Cost to exit activities and contracts | 2,508 | – | (545) | 1,963 |
| Pension curtailment gain | (973) | 973 | – | – |
| Total Harsco Infrastructure Segment | 4,968 | (174) | (1,025) | 3,769 |
| **Harsco Metals Segment** | | | | |
| Impaired asset write-downs | 1,268 | (1,268) | – | – |
| Employee termination benefit costs | 11,811 | – | (1,923) | 9,888 |
| Cost to exit activities and contracts and related impaired asset write-downs | 12,396 | (11,740) | – | 656 |
| Pension curtailment charge | 2,178 | (2,178) | – | – |
| Total Harsco Metals Segment | 27,653 | (15,186) | (1,923) | 10,544 |
| **All Other Category – Harsco Minerals & Rail** | | | | |
| Employee termination benefit costs | 654 | – | (123) | 531 |
| Pension curtailment charge | 246 | (246) | – | – |
| Total All Other Category – Harsco Minerals & Rail | 900 | (246) | (123) | 531 |
| **Corporate** | | | | |
| Employee termination benefit costs | 113 | – | – | 113 |
| Cost to exit activities | 2,448 | – | – | 2,448 |
| Total Corporate | 2,561 | – | – | 2,561 |
| Total | $36,082 | $(15,606) | $(3,071) | $17,405 |

The remaining cash expenditures related to the 2008 actions of $17.4 million are expected to be paid within the next twelve months. The pension curtailment (gains) charges were recorded primarily as a component of cost of services sold. See Note 8, "Employee Benefit Plans," for additional information. Impaired asset write-downs are reflected in the Consolidated Balance Sheets as a reduction in the value of the respective long-term assets. The cost to exit activities in the Harsco Metals Segment represents impaired asset write-downs of $5.9 million and a customer concession of $5.8 million, which were both directly related to the exiting of underperforming contracts. See Note 15, "Other (Income) and Expenses," for additional information.

# Market Risks

Set forth below and elsewhere in this report and in other documents the Company files with the Securities and Exchange Commission are risks and uncertainties that could cause the Company's actual results to materially differ from the results contemplated by the forward-looking statements contained in this report and in other documents the Company files with the Securities and Exchange Commission.

### Market Risk

In the normal course of business, the Company is routinely subjected to a variety of risks. In addition to the market risk associated with interest rate and currency movements on outstanding debt and non-U.S. dollar-denominated assets and liabilities, other examples of risk include customer concentration in Harsco Metals and certain businesses of the "All Other" Category, collectibility of receivables, volatility of the financial markets and their effect on pension plans, and global economic and political conditions.

The financial markets in the United States, Europe and Asia experienced extreme disruption in the last half of 2008 and into 2009, including, among other things, severely diminished liquidity and credit availability for many business entities, declines in consumer confidence, negative economic growth, declines in real estate values, increases in unemployment rates, significant volatility in equities, rating agency downgrades, and uncertainty about economic stability. This has led to a global recession. Governments across the globe have taken unprecedented actions, including economic stimulus programs, intended to address these difficult market conditions. These economic uncertainties affect all businesses in a number of ways, making it difficult to accurately forecast and plan future business activities.

The continuing disruption in the credit markets has severely restricted access to capital for many companies. If credit markets continue to deteriorate, the Company's ability to incur additional indebtedness to fund operations or refinance maturing obligations as they become due may be significantly constrained. The Company is unable to predict the likely duration and severity of the current disruptions in the credit and financial markets and adverse global economic conditions. While these conditions have not impaired the Company's ability to access credit markets and finance operations at this time, if the current uncertain economic conditions continue or further deteriorate, the Company's business and results of operations could be materially and adversely affected.

The Company has operations in several countries in the Middle East, including Bahrain, Egypt, Saudi Arabia, United Arab Emirates and Qatar, which are geographically close to Iraq, Iran, Israel, Lebanon and other countries with a continued high risk of armed hostilities. During 2008, 2007 and 2006, the Company's Middle East operations contributed approximately $66.7 million, $44.6 million and $34.8 million, respectively, to the Company's operating income. Additionally, the Company has operations in and sales to countries that have encountered outbreaks of communicable diseases (e.g., Acquired Immune Deficiency Syndrome ("AIDS") and others). In countries in which such outbreaks occur, worsen or spread to other countries, the Company may be negatively impacted through reduced sales to and within those countries and other countries impacted by such diseases.

**Exchange Rate Fluctuations May Adversely Impact the Company's Business**

Fluctuations in foreign exchange rates between the U.S. dollar and the over 40 other currencies in which the Company conducts business may adversely impact the Company's operating income and income from continuing operations in any given fiscal period. Approximately 68% and 69% of the Company's sales and approximately 61% and 68% of the Company's operating income from continuing operations for the years ended December 31, 2008 and 2007, respectively, were derived from operations outside the United States. More specifically, approximately 17% and 20% of the Company's revenues were derived from operations in the United Kingdom during 2008 and 2007, respectively. Additionally, approximately 26% of the Company's revenues were derived from operations with the euro as their functional currency during both 2008 and 2007. Given the structure of the Company's revenues and expenses, an increase in the value of the U.S. dollar relative to the foreign currencies in which the Company earns its revenues generally has a negative impact on operating income, whereas a decrease in the value of the U.S. dollar tends to have the opposite effect. The Company's principal foreign currency exposures are to the British pound sterling and the euro.

Compared with the corresponding period in 2007, the average values of major currencies changed as follows in relation to the U.S. dollar during 2008, impacting the Company's sales and income:

- British pound sterling — Weakened by 10%
- euro — Strengthened by 6%
- South African rand — Weakened by 17%
- Brazilian real — Strengthened by 5%
- Canadian dollar — Relatively constant
- Australian dollar — Relatively constant
- Polish zloty — Strengthened by 13%

Compared with exchange rates at December 31, 2007, the values of major currencies changed as follows as of December 31, 2008:

- British pound sterling — Weakened by 36%
- euro — Weakened by 5%
- South African rand — Weakened by 37%
- Brazilian real — Weakened by 30%
- Canadian dollar — Weakened by 22%
- Australian dollar — Weakened by 23%
- Polish zloty — Weakened by 20%

The Company's foreign currency exposures increase the risk of income statement, balance sheet and cash flow volatility. If the above currencies change materially in relation to the U.S. dollar, the Company's financial position, results of operations, or cash flows may be materially affected.

To illustrate the effect of foreign currency exchange rate changes in certain key markets of the Company, in 2008, revenues would have been approximately 1% or $30.8 million less and operating income would have been approximately 1% or $3.3 million less if the average exchange rates for 2007 were utilized. A similar comparison for 2007 would have decreased revenues approximately 5% or $166.9 million, while operating income would have been approximately 4% or $16.5 million less if the average exchange rates for 2007 would have remained the same as 2006. If the U.S. dollar weakens in relation to the euro and British pound sterling, the Company would expect to see a positive impact on future sales and income from continuing operations as a result of foreign currency translation. Additionally, based on current foreign currency exchange rates, earnings for 2009 will be significantly negatively impacted in comparison to 2008. Currency changes also result in assets and liabilities denominated in local currencies being translated into U.S. dollars at different amounts than at the prior period end. If the U.S. dollar weakens in relation to currencies in countries in which the Company does business, the translated values of the related assets and liabilities, and therefore stockholders' equity, would increase. Conversely, if the U.S. dollar strengthens in relation to currencies in countries in which the Company does business, the translated values of the related assets, liabilities, and therefore stockholders' equity, would decrease.

Although the Company engages in foreign currency forward exchange contracts and other hedging strategies to mitigate foreign exchange risk, hedging strategies may not be successful or may fail to offset the risk. The Company has a Foreign Currency Risk Management Committee that develops and implements strategies to mitigate these risks.

In addition, competitive conditions in the Company's manufacturing businesses may limit the Company's ability to increase product prices in the face of adverse currency movements. Sales of products manufactured in the United States for the domestic and export markets may be affected by the value of the U.S. dollar relative to other currencies. Any long-term strengthening of the U.S. dollar could depress demand for these products and reduce sales and may cause translation gains or losses due to the revaluation of accounts payable, accounts receivable and other asset and liability accounts. Conversely, any long-term weakening of the U.S. dollar could improve demand for these products and increase sales and may cause translation gains or losses due to the revaluation of accounts payable, accounts receivable and other asset and liability accounts.

**The Company's cash flows and earnings are subject to changes in interest rates.**

The Company's total debt as of December 31, 2008 was $1.0 billion. Of this amount, approximately 12.0% had variable rates of interest and 88.0% had fixed rates of interest. The weighted average interest rate of total debt was approximately 5.8%. At current debt levels, a one-percentage increase/decrease in variable interest rates would increase/decrease interest expense by approximately $1.2 million per year.

**The Company's defined benefit pension expense is directly affected by the equity and bond markets.**

In addition to the economic issues that directly affect the Company's businesses, changes in the performance of equity and bond markets, particularly in the United Kingdom and the United States, impact actuarial assumptions used in determining annual pension expense, pension liabilities and the valuation of the assets in the Company's defined benefit pension plans.

The Company's earnings may be positively or negatively impacted by the amount of income or expense the Company records for defined benefit pension plans. The Company calculates income or expense for the plans using actuarial valuations that reflect assumptions relating to financial market and other economic conditions. The most significant assumptions used to estimate defined benefit pension income or expense for the upcoming year are the discount rate and the expected long-term rate of return on plan assets. Significant changes in key economic indicators may materially affect the Company's financial position, results of operations, or cash flows. These key economic factors would also likely affect the amount of cash the Company would contribute to the defined benefit pension plans. For a discussion regarding how the Company's financial statements can be affected by defined benefit pension plan accounting policies, see the Pension Benefits section of the Application of Critical Accounting Policies in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

In response to adverse market conditions during 2002 and 2003, the Company conducted a comprehensive global review of its defined benefit pension plans in order to formulate a plan to make its long-term pension costs more predictable and affordable. In 2008, as a response to worsening economic conditions, the Company implemented design changes for additional defined benefit plans, of which the principal change involved converting future pension benefits for many of the Company's non-union employees in the United Kingdom from a defined benefit plan to a defined contribution plan. Defined benefit pension expense is expected to increase by approximately $28 million in 2009 when compared with 2008.

The Company's pension committee continues to evaluate alternative strategies to further reduce overall pension expense including: conversion of certain remaining defined benefit plans to defined contribution plans; the on-going evaluation of investment fund managers' performance; the balancing of plan assets and liabilities; the risk assessment of all multi-employer pension plans; the possible merger of certain plans; the consideration of incremental cash contributions to certain plans; and other changes that are likely to reduce future pension expense volatility and minimize risk.

**Energy prices impact the Company's operating costs and profitability.**

Worldwide political and economic conditions, an imbalance in the supply and demand for oil, extreme weather conditions and armed hostilities in oil-producing regions, among other factors, may result in an increase in the volatility of energy costs, both on a macro basis and for the Company specifically. In the first half of 2008, unprecedented increases in oil prices were incurred, while in the second half of 2008, oil prices declined sharply to levels below 2007. In 2008, 2007 and 2006, energy costs have approximated 4.5%, 3.7% and 3.9% of the Company's revenue, respectively. To the extent that increased energy costs cannot be passed to customers in the future, the financial condition, results of operations and cash flows of the Company may be adversely affected. To the extent that reduced energy costs are not passed to customers in the future, this may have a favorable impact on the financial condition, results of operations and cash flows of the Company.

# Board of Directors and Officers

(As of March 10, 2009)

## Board of Directors

**Salvatore D. Fazzolari** [1C]
Chairman and Chief Executive Officer
Harsco Corporation
*Director since 2002*

**Geoffrey D. H. Butler**
President
Harsco Corporation
*Director since 2002*

**Kathy G. Eddy** [1, 2C, 4]
CPA and Founding Partner
McDonough, Eddy, Parsons & Baylous, AC
*Director since 2004*

**Stuart E. Graham** [2]
Retired Chief Executive Officer
Skanska AB
Chairman
Skanska USA
*Director since 2009*

**Terry D. Growcock** [3, 4]
Retired Chairman
The Manitowoc Company
*Director since 2008*

**Jerry J. Jasinowski** [4]
Former President
The Manufacturing Institute
*Director since 1999*

**Henry W. Knueppel** [3]
Chairman and Chief Executive Officer
Regal Beloit Corporation
*Director since 2008*

**D. Howard Pierce** [1, 2, 3C]
Retired President and Chief Executive Officer
ABB Inc.
*Director since 2001*

**Carolyn F. Scanlan** [2, 3]
President and Chief Executive Officer
The Hospital & Healthsystem
Association of Pennsylvania
*Director since 1998*

**James I. Scheiner** [2, 3]
Vice President
Century Engineering
*Director since 1995*

**Andrew J. Sordoni, III** [1, 3, 4C]
Chairman
Sordoni Construction Services, Inc.
*Director since 1988*

**Dr. Robert C. Wilburn** [1, 4]
President
The Gettysburg Foundation
*Director since 1986*
*Serves as Lead Director*

**Board Committees**

[1] Executive Committee
[2] Audit Committee
[3] Management Development and Compensation Committee
[4] Nominating and Corporate Governance Committee
[C] Indicates Committee Chair

## Corporate Officers

**Salvatore D. Fazzolari**
Chairman and Chief Executive Officer

**Geoffrey D. H. Butler**
President

**Richard C. Neuffer**
Sr. Vice President

**Mark E. Kimmel**
Sr. Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary

**Stephen J. Schnoor**
Sr. Vice President and Chief Financial Officer

**Scott H. Gerson**
Vice President and Chief Information Officer

**Michael A. Higgins**
Vice President – Audit

**Michael H. Kolinsky**
Vice President – Taxes

**Richard A. Sullivan**
Vice President – Business Transformation

**Eugene M. Truett**
Vice President – Investor Relations and Credit

**Gerald F. Vinci**
Vice President – Human Resources Americas

**Richard M. Wagner**
Vice President and Controller

## Sr. Operations Executives

**Geoffrey D. H. Butler**
Chief Executive Officer
Harsco Infrastructure and Harsco Metals

**John W. Barrett**
Chief Operating Officer
Harsco Infrastructure

**Richard C. Neuffer**
Chief Executive Officer
Harsco Minerals & Rail

# Stockholder Information

## Company News

Company information, archived news releases and SEC filings are available free of charge 24 hours a day, seven days a week via Harsco's website at www.harsco.com. Harsco's quarterly earnings conference calls and other significant investor events are posted when they occur.

Securities analysts, portfolio managers, other representatives of institutional investors and other interested parties seeking information about Harsco should contact:

Eugene M. Truett
Vice President – Investor Relations and Credit
Phone: 717.975.5677 Fax: 717.265.8152
Email: etruett@harsco.com

## Annual Meeting

April 28, 2009, 10:00 am
Radisson Penn Harris Hotel and Convention Center
Camp Hill, PA 17011

## Registrar, Transfer and Dividend Disbursing Agent

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Phone: 800.850.3508
www.bnymellon.com/shareowner/isd

BNY Mellon Shareowner Services maintains the records for our registered stockholders and can help you with a variety of stockholder-related services at no charge, including:

- Change of name or address
- Consolidation of accounts
- Duplicate mailings
- Dividend reinvestment enrollment
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

You can also access your investor statements online 24 hours a day, seven days a week with MLink[SM]. For more information, go to www.bnymellon.com/shareowner/isd.

## Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Philadelphia, PA 19103

## Quarterly Share Price and Dividend Information

Harsco Corporation common stock is listed on the New York Stock Exchange (NYSE) under ticker symbol HSC. At year-end 2008, there were 80,174,536 shares outstanding and approximately 22,000 stockholders.

As shown below, during 2008, the Company's common stock traded in a range of $17.55 to $64.75 and closed at $27.68 at year-end. High and low per share data are as quoted on the NYSE. Four quarterly cash dividends of $0.195 were paid in 2008 for an annual rate of $0.78, an increase of 9.9% from 2007. In 2008, 27.2% of net earnings were paid out in dividends. There are no significant restrictions on the payment of dividends. In December 2008, the Company's Board increased the dividend rate to $0.20 per share, effective with the next scheduled quarterly dividend declaration in early 2009. This action increased the dividend rate by 2.6% to $0.80 per share on an annualized basis.

| | | 2008 | 2007 [a] |
|---|---|---|---|
| **First Quarter** | High | **$ 64.50** | $ 45.325 |
| | Low | **46.10** | 36.90 |
| | Dividends Declared | **0.1950** | 0.1775 |
| **Second Quarter** | High | **64.75** | 54.00 |
| | Low | **53.75** | 44.49 |
| | Dividends Declared | **0.1950** | 0.1775 |
| **Third Quarter** | High | **56.32** | 59.99 |
| | Low | **33.50** | 47.85 |
| | Dividends Declared | **0.1950** | 0.1775 |
| **Fourth Quarter** | High | **37.41** | 66.51 |
| | Low | **17.55** | 55.37 |
| | Dividends Declared | **0.1950** | 0.1950 |

(a) Historical per share data restated to reflect the two-for-one stock split that was effective at the close of business March 26, 2007.

## Management's Certifications

The certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 have been filed with the Securities and Exchange Commission as exhibits to our Annual Report on Form 10-K.

In addition, in May 2008 our Chief Executive Officer provided to the New York Stock Exchange the annual Section 303A CEO certification regarding our compliance with the New York Stock Exchange's corporate governance listing standards.

HARSCO

Harsco Corporation World Headquarters
350 Poplar Church Road
Camp Hill, PA 17011 USA
Tel: 717.763.7064
www.harsco.com

**Insight onsite.™**

HARSCO
INFRASTRUCTURE

SGB Group
Harsco House, Regent Park
299 Kingston Road
Leatherhead, Surrey KT22 7SG
United Kingdom
Tel: 44.1372.381300
www.sgb.co.uk

Hünnebeck Group GmbH
Rehhecke 80
D-40885 Ratingen
Germany
Tel: 49.2102.937-1
www.hunnebeck-group.com

Patent Construction Systems
650 From Road, Suite 525
Paramus, NJ 07652 USA
Tel: 201.261.5600
www.pcshd.com

HARSCO
METALS

MultiServ
Harsco House, Regent Park
299 Kingston Road
Leatherhead, Surrey KT22 7SG
United Kingdom
Tel: 44.1372.381400
www.multiserv.com

HARSCO
MINERALS & RAIL

Harsco Rail
2401 Edmund Road
West Columbia, SC 29171 USA
Tel: 803.822.9160
www.harscotrack.com

Excell Minerals
5040 Louise Drive
Mechanicsburg, PA 17055 USA
Tel: 717.506.2071
www.excellminerals.com

Reed Minerals
5040 Louise Drive
Mechanicsburg, PA 17055 USA
Tel: 717.506.2071
www.reedminerals.com

IKG Industries
1514 S. Sheldon Road
Channelview, TX 77530 USA
Tel: 281.452.6637
www.ikgindustries.com

Air-X-Changers
5215 Arkansas Road
Catoosa, OK 74015 USA
Tek: 918.619.8000
www.airx.com

Patterson-Kelley
100 Burson Street
East Stroudsburg, PA 18301 USA
Tel: 570.421.7500
www.patkelco.com